SINCLAIR

ANNUAL REPORT 2022


COMMUNITY & INTERACTIVITY
MULTI-PLATFORM CONTENT
DATA DISTRIBUTION
MARKETING SERVICES
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SBGI.NET

Dear Fellow Shareholders,

Over the last 70 years, the broadcast industry has faced numerous periods of change. From the introduction of color, ultra-high frequency (UHF) broadcast channels, and the advent of cable and satellite distribution, to the realization of retransmission payments from distributors, the transition from analog to digital television, and the creation of multicasting, the broadcast industry has embraced past changes, evolved and thrived alongside changing technology and consumer preferences. The most recent change has emanated from the rise of streaming video services and 'Big Tech' as the newest entrants in the content distribution space. As a visionary and leader in the industry's evolution over the years, Sinclair has been at the forefront of efforts now taking place to usher in the next chapter of broadcasting; one which promises new ways to monetize the viewing base through actions to move forward a new technology known as NextGen Broadcast, also known as ATSC 3.0, and to make the viewing experience more interactive and personal. As Sinclair has done repeatedly throughout its history, we have charted a course to embrace the changing nature of the industry. We have numerous initiatives being undertaken to lead our company into the next phase of its growth.

The past year was an especially eventful one for Sinclair, as we sharpened our focus on future growth initiatives, deconsolidated Diamond Sports Group from our company's financials, and put into motion our plan to reorganize into a holding company named, Sinclair, Inc., to provide structural and financial flexibility, and visibility into our broader holdings.

2022 ADVERTISING REVENUE WAS ONE FOR THE RECORD BOOKS

The year featured strong growth in advertising revenues for our Broadcast and Other businesses, rising to a record $1.6 billion, up 17% over 2021, after adjusting for the $63 million revenue impact from the cyber ransomware incident in 2021. The increase was driven in large part by record political advertising revenues for a mid-term election year, which were up 30% over 2018, the last mid-term political year. The increase underscores the importance of local television to local communities and the relevant audiences it can deliver to candidates and issue advocates alike, which we expect will bode well for future political cycles. We remain very bullish on this category as the 2024 Presidential election cycle approaches when we expect another record political advertising year.

Meanwhile, core advertising held up well in 2022, despite the crowd out from political demand and a weakened supply chain for many industries, declining only 5% when comparing to 2021, after adjusting for the 2021 cyber incident. Digital advertising continued to be a bright spot, helping offset continued weakness in auto advertising due to supply constraints, and lower sports betting revenue due to the maturation of certain markets, the slowdown of new markets coming online, and as advertisers shifted some advertising to national platforms. While headwinds from distributor subscriber churn is a detractor to growth in the short-term, we anticipate our efforts to diversify our revenue streams into strategic areas offers meaningful growth potential that can mitigate the negative effects of the subscriber decline.

Four Pillars of Growth Provide Meaningful Potential

Our efforts to diversify and grow our business fall into four areas that we refer to as our strategic growth pillars, which frame our future-forward strategy. These are areas that have sizeable total addressable markets and that we expect will greatly enhance our current business operations. We are already well along in developing these business models and expect to reap the benefits of our investments in these areas in the years to come.

Creating Compelling Multi-Platform Content

We continued to reach our audiences in new ways and added to our already large stable of content. We transformed our traditional newsrooms to become content centers, and evolved workflows to be more agile and produce content on multiple platforms. Our continued investment in local news has allowed many of our stations to remain ranked by audience and unique website users as the number one or two local newscast in their market, both on linear and digital platforms. Our commitment to quality journalism has seen our stations win nearly 300 local and national journalism awards in 2022.

We expanded our successful 'The National Desk' (TND) news franchise, which now airs in 84 of our markets. An hour-long weekend edition debuted early in 2022 and later in the year a TND daily weather program began airing on multiple platforms, leveraging our 200 meteorologists across the country. As part of our overall content strategy, we formed a creative partnership with Anthony E. Zuiker, creator of the highly successful 'CSI' series, to create original content including docuseries, topical talk and game shows. In addition, Zuiker will look to utilize our vast news resources and archives to develop original content across multiple platforms.

We also are rolling out a robust podcast strategy to further develop our local station podcasts that are receiving national attention. We continued to invest in programming for Comet, CHARGE! and TBD, which has led to significant growth, as new viewers continue to discover our free over-the-air digital TV networks. On Tennis Channel, during the year we secured broadcast rights to additional tournaments worldwide and started a new free, ad-supported channel, T2. We currently air 93% of the global live tennis events domestically.

Comprehensive Marketing Services Gain Traction

Our efforts around building a robust local media ad-buying platform for local agencies and media gained traction in 2022. Our platform, Compulse 360, offers our customers the ability to handle omnichannel media planning, execution, and reporting on a single platform. By automating these capabilities, we have made the platform more user-friendly and cost-effective. End users get significant economies of scale, including access to premium, pre-negotiated inventory from Sinclair and over 100 partners with no need for a middleman, resulting in lower media costs and better transparency. Omnichannel reporting capabilities are significant, with streamlined analytics integrating all advertising activities into a single dashboard.

The market opportunity for marketing services is significant with the total digital U.S. advertising spend expected to be over $290 billion in 2024, according to e-Marketer, which would be almost double 2020 levels. Interestingly, industrywide, only about $0.30, on average, of every dollar that the advertiser pays goes to the actual airing of the ad itself. The rest is paid to middlemen who take the orders and manage the process. Our demand-side platform product aims to disrupt this current way of purchasing local advertising by eliminating these fees and expenses for the advertisers and provide them more transparency into how their budgets are spent by utilizing our platform either in a self-service model or using our managed services operation. Our business model's intent is to help advertisers maximize their advertising dollars, rather than support layers of intermediaries that provide little value.

Our efforts around yield management are expected to gain traction in the upcoming year as newly implemented tools will help to inform optimal ad unit rates and inventory sellout levels based on supply and demand to maximize revenue. While not a new concept, the utilization of artificial intelligence should give us the opportunity to maximize and measure our advertising revenue dynamics, much like what is done in the hotel and airline industries.

Our sales teams are trained to develop marketing solutions that draw from our digital and traditional marketing platforms to create the ideal solution. We have specialist teams for our largest categories of business including auto, legal, medical, and government, which help connect the dots from a client's marketing need to each product's marketing strength. The initial solution recommendation is created through a process of automation, machine learning and the professional experience of our category subject matter experts.

Engagement through Community & Interactivity

Entertaining and informing communities is at the heart of what we do at Sinclair. With new technologies, we have the ability to build and grow two-way relationships with those communities, and we are actively creating hubs where people can interact with each other through content, games and commerce. As we focus on passion-based fandoms, we are bringing our first proof of concept to market in 2023. One example is game centers that will include an array of game types - from puzzles to arcade games - and interactive, on-air elements are being rolled out to website properties across our portfolio. Additionally, we are developing watch-and-play elements for Tennis Channel. These experiences provide incremental revenue opportunities as well as a pathway for us to collect first-party consented data. As a result of that engagement with our consumers, we will be able to offer them activities and opportunities more personalized to their particular interests. There are numerous ways this interaction can take place, from QR code triggered contests, to overlays with data, quizzes and polls, to links to our digital platforms, leading to watch and play opportunities, polls, or opportunities to purchase merchandise. Our community and interactivity pillar is about taking the consumer to a higher level of engagement that generates incremental monetization opportunities.

The consented data we collect from these interactions will enable us to better serve our viewers and consumers by being more in alignment with their interests. This will enable us to utilize targeted advertising and other attractive propositions that increase their engagement through interactive elements, allowing our company to create valuable and incremental product offerings and monetization opportunities.

Data Distribution an Intriguing Opportunity

Throughout 2022, we continued our mission to further the adoption of the NextGen Broadcast standard, also known as ATSC 3.0, while helping to develop and deploy this important technology that brings together over-the-air (OTA) and over-the-top (OTT) content. Over the years, I have shared with you the benefits and many potential business-use cases of NextGen, such as mobility, emergency information, enhanced GPS and targeted advertising. Data distribution is expected to be an early critical use of the new technology, enabling a competitive infrastructure and platform integration for high demand mobile applications. Due to our continued leadership, the new technology was available in close to 60% of U.S. households at the end of 2022 and the industry is expecting for it to be available in 75% by year-end 2023.

We continue to help lead the evolution of this transformative technology and have begun to demonstrate its practical applications with our partners. One such effort is between Sinclair/ONE Media 3.0, Hyundai Mobis, one of the world's largest automotive parts and services companies, and CAST.ERA, our joint venture with SK Telecom, the largest mobile operator in South Korea. This collaborative effort in automotive services showcased the synergy between NextGen Broadcast and 5G, highlighting in-vehicle video entertainment with enhanced geo-targeting capabilities, which will lead to new business models. In addition, Sinclair entered into agreements with two top Korean Broadcast networks, Korean Broadcast System (KBS) and Munhwa Broadcasting Corporation (MBC), to partner on the development and implementation of NextGen Broadcast business models and technology in both South Korea and the United States.

During 2022, we began offering an open-source version of our Broadcast App. This revolutionary technology allows us to merge both broadcast and broadband service and gives viewers many more choices just by watching an over-the-air channel. It enables a common baseline for hybrid TV, with the goal of encouraging all broadcasters and other programmers to customize their offerings on a common app. We are expediting its availability by offering the Broadcast

App for free via an MIT Open-Source license to all programmers in the ecosystem. Broadcasters will be able to deploy the Broadcast App on a standalone basis or extend the capabilities with a connected platform. Inclusion of NextGen Broadcast tech in all devices is also being expedited by 'one-stop licensing' via patent pooling, where the ONE Media standard essential patents are part of that licensing and compensation process.

Providing Shareholder Value Through Our Investment Portfolio, Stock Repurchases, and the Highest Dividend Yield in the Industry

In addition to our core television business and other various growth businesses, Sinclair has a diverse portfolio of investments that span real estate, holdings in private equity and venture capital funds, and direct investments in companies. We have a history of bolstering our returns for our investors with these types of investments. You might wonder why we have chosen to take an interest in these investments. The answer is simply that they have generated superior returns, well above our company's cost of capital, and diversify the risk, earnings power and cash flow generation of our organization. During 2022, we received $119 million in distributions from our investment portfolio and invested $33 million. On investments made since 2014, the portfolio has generated an almost 20% annualized rate of return.

Maximizing shareholder value is a top priority for our company. In addition to the investments we have made to generate value, we repurchased nearly five million Sinclair common shares in 2022, bringing the total shares repurchased since the beginning of 2018 to almost 40% of our total shares outstanding at that time. We also raised our dividend in 2022 by 25% to $1.00 per share, which equates to a yield of 6.4% of our year-end 2022 stock price; the highest yield of any TV broadcasting company. We continue to look for ways to increase the value of your shares, which was a primary driver for our decision to reorganize as a holding company. We believe the holding company structure will unlock unrecognized value in Sinclair, enhance the efficiency and effectiveness of Sinclair's different business strategic plans and operations, and provide structural flexibility for the growth of our current and potential future media and non-media businesses. We are looking at other ways to realize the value of our assets as well, dedicated to achieving a fair valuation for our securities, which we do not believe are reflected in today's marketplace.

Taking Action to Support Our Planet, Communities, and Employees

During the year, we continued to advance our social responsibility agenda around minimizing our impact on the planet by reducing our energy usage, increasing the use of rechargeable batteries, and increasing the recycling of all our batteries. By the end of 2022, we had replaced almost half of the lighting at our facilities with LED lights, which use significantly less energy than the lighting that was replaced. We continued our program of replacing HVAC equipment and transmitters with more energy efficient models and worked on hiring an outside consultant to evaluate all our energy usage and to help us understand how we can develop a baseline of energy usage. This will enable us to lay out goals and report on energy savings in the future. Other ways we are exploring to lower our energy usage include deploying solar panels, utilizing electric vehicles, and using our land at our transmitter sites for solar or battery farm operators to help them generate and store renewable energy. We are also looking at investing in tools to better monitor energy consumption across our property portfolio and are conducting inspections at our buildings for energy inefficiencies.

During the year, we continued our important work within our communities, partnering with over 300 organizations to help raise approximately $12 million, collect over 330,000 pounds of food, provide over 4.5 million meals, and collect over 400,000 toys, diapers, and hygiene products for those in need. We also donated over 5,700 hours of airtime. We continued to keep local residents informed of matters important to the general public, hosting over 400 community town halls, local political debates, and Connect to Congress interviews, as well as other community-oriented programming, including the Florida Gubernatorial debate that was seen by over a million viewers.

Our employees' health and well-being are of paramount importance to our organization and this year we were recognized by LinkedIn as a top employer in media and entertainment. We provide our people a comprehensive benefits package, recognition for their efforts, and resources to enable and enhance learning and development, and we have worked hard to ensure we provide a workplace where everyone can feel that they belong. In 2022, we took steps to improve the quality of life for our workforce. We increased minimum vacation for all employees to three weeks, added two holidays, increased paid parental leave, and added a new program to provide employees and spouses discounted access to fitness facilities. In addition, we continued to provide new ways for employees to gain knowledge through our Sinclair University, a vast collection of hundreds of learning and development programs and other content. To support this initiative, we instituted Learning Fridays, encouraging all our employees to take two hours each Friday to work on some type of professional development. In addition, we have recently started an official mentoring program. At the heart of the company is innovation, and we encourage all our employees to participate in generating ideas to better our organization.

Over the last two years, we have continued to strengthen our governance, having added two new Board members that give us a greater diversity of thought, skill, and experience. We also added senior positions around IT and cyber infrastructure and compliance and formed ESG and Risk Committees.

To the Future and Beyond

Underscoring Sinclair's move into the future, we launched a new website in 2022, utilizing a metaverse-inspired design, executed totally in-house. The website offers an interesting and intuitive approach allowing users to search through Sinclair's extensive and diverse assets - from our TV stations and news programming to our future growth pillars that are expected to drive results in the years ahead.

In addition to our efforts around our four pillars of growth, 2023 will be a year of continued investment in technology initiatives that among other things, will see us advance the movement of our media operations to the cloud. We are increasing our commitment to centrally managing our operations, allowing standardized receiving, processing, and discovery of media across our entire enterprise, resulting in increased consistency, quality, productivity, and efficiency through the consolidation of hardware, workflows, and workforce that is presently distributed over 60+ locations. This will allow us to take our newsrooms into the future, as we transform them into content centers by migrating operations into the cloud, making them more nimble, reliable, and efficient and improving our ability to easily share content across all our distribution platforms in all our markets. We expect Sinclair to continue to foster the innovative and creative spirit that has helped our company grow from its roots over 50 years ago as an owner of one UHF station into the diversified media company that it is today. As the media industry continues to evolve, we are confident we will continue to be at the forefront of leadership, innovation and evolution.

Finally, I would like to thank our employees, our Board of Directors, and our shareholders and other stakeholders for their continued support, as we look to our future successes.

David D. Smith
Chairman of the Board and Executive Chairman

Additional Information and Where to Find It

In connection with our reorganization under a new holding company (the "Reorganization"), Sinclair, Inc. has filed a registration statement on Form S-4 that includes a preliminary proxy statement of Sinclair Broadcast Group, Inc. ("SBG") and a preliminary prospectus of Sinclair, Inc. and SBG and Sinclair, Inc. may file with the SEC other relevant documents in connection with the proposed Reorganization. **SBG'S STOCKHOLDERS ARE URGED TO CAREFULLY READ THESE DOCUMENTS AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION REGARDING THE REORGANIZATIO**N. Investors may obtain a free copy of the registration statement on Form S-4 and the definitive proxy statement/prospectus, when filed, as well as other filings containing information about SBG, Sinclair, Inc. and the Reorganization, from the SEC at the SEC's website at http://www.sec.gov. In addition, copies of the registration statement on Form S-4 and the definitive proxy statement/prospectus, when filed, as well as other filings containing information about SBG, Sinclair, Inc. and the Reorganization can be obtained without charge by sending a request to Sinclair Broadcast Group, Inc. at 10706 Beaver Dam Road, Hunt Valley, MD 21030; by calling at 410-568-1500; or by accessing them on Sinclair's investor relations web page at https://sbgi.net/investor-relations/.

Participants in the Solicitation

SBG and its directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from SBG's stockholders in connection with the Reorganization. Additional information regarding the interests of potential participants in the proxy solicitation is included in Sinclair, Inc.'s registration statement on Form S-4 that includes a preliminary proxy statement of SBG and a preliminary prospectus of Sinclair, Inc. and will be included in the definitive proxy statement/prospectus and other relevant documents that SBG and Sinclair, Inc. have filed, and intend to file, with the SEC in connection with the Reorganization. Copies of these documents can be obtained without charge as described in the preceding paragraph.

Forward-Looking Statements:

The matters discussed in this letter include forward-looking statements regarding, among other things, future events and actions. When used in this letter, words such as "outlook," "intends to," "believes," "anticipates," "expects," "achieves," "estimates," and similar expressions are intended to identify forward-looking statements. Such statements are subject to a number of risks and uncertainties. Actual results in the future could differ materially and adversely from those described in the forward-looking statements as a result of various important factors, including and in addition to the assumptions set forth therein, but not limited to: SBG's ability to obtain the requisite vote to approve the Reorganization or to recognize the intended benefits of the Reorganization, that changes in legislation or regulations may change the tax consequences of the Reorganization, and the impacts of the Reorganization on SBG's financial condition, business operations, results of operation and outstanding securities, and any risk factors set forth in SBG's recent reports on Form 10-Q and/or Form 10-K, as filed with the Securities and Exchange Commission. There can be no assurances that the assumptions and other factors referred to in this release will occur. SBG undertakes no obligation to publicly release the result of any revisions to these forward-looking statements except as required by law.

TABLE OF CONTENTS

Business	2
Available Information	7
Forward-looking Statements	7
Management's Discussion and Analysis of Financial Condition and Results of Operations	8
Quantitative and Qualitative Disclosure About Market Risk	24
Market For Registrant's Common Equity, Related Stockholder Matters and Issuers Purchases of Equity Securities	24
Controls and Procedures	26
Consolidated Balance Sheets	28
Consolidated Statements of Operations	29
Consolidated Statements of Comprehensive Income	30
Consolidated Statements of Equity	31
Consolidated Statements of Cash Flows	34
Notes to the Consolidated Financial Statements	35
Report of Independent Registered Public Accounting Firm	80

BUSINESS

Sinclair Broadcast Group, Inc. ("SBG," the "Company," or sometimes referred to as "we" or "our") is a diversified media company with national reach and a strong focus on providing high-quality content on our local television stations, digital platform, and, prior to the Deconsolidation (as defined below under *Local Sports*), regional and national sports networks. The content, distributed through our broadcast platform and third-party platforms, consists of programming provided by third-party networks and syndicators, local news, other original programming produced by us and our owned networks, and, prior to the Deconsolidation, college and professional sports. Additionally, we own digital media products that are complementary to our extensive portfolio of television station related digital properties and we have interests in, own, manage and/or operate technical and software services companies, research and development for the advancement of broadcast technology, and other media and non-media related businesses and assets, including real estate, venture capital, private equity, and direct investments.

We are a Maryland corporation founded in 1986. Our principal executive offices are located at 10706 Beaver Dam Road, Hunt Valley, Maryland 21030. Our telephone number is (410) 568-1500 and our website address is www.sbgi.net. The information contained on, or accessible through, our website is not part of this Annual Report on Form 10-K and is not incorporated herein by reference.

Segments

As of December 31, 2022, we had one reportable segment for accounting purposes, broadcast. Prior to the Deconsolidation, we had two reportable segments for accounting purposes, broadcast and local sports. Our broadcast segment is comprised of our television stations, which are owned and/or operated by our wholly-owned subsidiary, Sinclair Television Group, Inc. ("STG") and its direct and indirect subsidiaries. Our local sports segment was comprised of our regional sports networks, which are owned and operated by our subsidiary, Diamond Sports Group, LLC ("DSG") and its direct and indirect subsidiaries. We also earn revenues from our owned networks, original content, digital and internet services, technical services, and non-media investments. These businesses are included within "other". Other is not a reportable segment but is included for reconciliation purposes. See *Deconsolidation of Diamond Sports Intermediate Holdings LLC* under *Note 1. Nature of Operations and Summary of Significant Accounting Policies* within the *Consolidated Financial Statements*.

Broadcast

As of December 31, 2022, our broadcast segment primarily consisted of our broadcast television stations. We own, provide programming and operating services pursuant to local marketing agreements ("LMA"), or provide sales services and other non-programming operating services pursuant to other outsourcing agreements (such as joint sales agreements ("JSA") and shared services agreements ("SSA")) to 185 stations in 86 markets. These stations broadcast 636 channels, including 236 channels affiliated with primary networks or program service providers comprised of: FOX (55), ABC (40), CBS (30), NBC (25), CW (46), and MyNetworkTV ("MNT") (40). The other 400 channels broadcast programming from programming services including Antenna TV, Bounce, CHARGE!, Comet, Dabl, Decades, Estrella TV, GetTV, MeTV, Quest, Rewind, Stadium, TBD, TCN, Telemundo, This TV, UniMas, Univision, Weather, and two channels broadcasting independent programming. Solely for the purpose of this report, these 185 stations and 636 channels are referred to as "our" stations and channels, and the use of such term shall not be construed as an admission that we control such stations or channels. Refer to our *Television Markets and Stations* table later for more information.

Our broadcast segment provides free over-the-air programming to television viewing audiences in the communities we serve through our local television stations. The programming that we provide on our primary channels consists of network provided programs, locally-produced news, local sporting events, programming from program service arrangements, syndicated entertainment programs, and internally originated programming. We provide live, local sporting events on many of our stations by acquiring the local television broadcast rights for these events or through our relationship with national networks.

We are one of the nation's largest producers of local news. We produce more than 2,500 hours of news per week at 126 stations in 80 markets. For the year ended December 31, 2022, our stations were awarded with 290 journalism awards, including 24 regional and two National RTDNA Edward R. Murrow awards, and 74 regional Emmy awards.

Our broadcast segment derives revenue primarily from the sale of advertising inventory on our television stations and fees received from Distributors, which includes distributors that distribute multiple television channels through the internet without supplying their own data transport infrastructure; as well as other over-the-top ("OTT") distributors that deliver live and on-demand programming, for the right to distribute our channels on their distribution platforms. We also earn revenues by selling digital advertisements on third-party platforms, providing digital content to non-linear devices via websites, mobile, and social media advertisements, and providing digital marketing services. Our objective is to meet the needs of our advertising customers by delivering significant audiences in key demographics. Our strategy is to achieve this objective by providing quality local news programming, popular network, syndicated and live sports programs, and other original content to our viewing audience. We attract most of our national television advertisers through national marketing representation firms. Our local television advertisers are primarily attracted through the use of a local sales force at each of our television stations, which is comprised of approximately 520 marketing consultants and 70 local sales managers company-wide.

Our operating results are subject to cyclical fluctuations from political advertising. Political spending has been significantly higher in the even-number years due to the cyclicality of political elections. In addition, every four years, political spending is typically elevated further due to the advertising related to the presidential election. Because of the political election cyclicality, there has been a significant difference in our operating results when comparing even-numbered years' performance to the odd numbered years' performance. Additionally, our operating results are impacted by the number and importance of individual political races and issues discussed on a national level as well as those within the local communities we serve. We believe political advertising will continue to be an important advertising category in our industry. Political advertising levels may increase further as political-activism, around social, political, economic, and environmental causes continues to draw attention and Political Action Committees ("PACs"), including so-called Super PACs, continue to increase spending.

Television Markets and Stations. As of December 31, 2022, our broadcast segment owns and operates or provides programming and/or sales and other shared services to television stations in the following 86 markets:

Market	Market Rank (a)	Number of Channels	Stations	Network Affiliation (b)
Washington, D.C.	8	6	WJLA, WDCO-CD, WIAV-CD	ABC
Seattle / Tacoma, WA	12	6	KOMO, KUNS	ABC
Minneapolis / St. Paul, MN	15	6	WUCW	CW
Portland, OR	22	7	KATU, KUNP	ABC
Raleigh / Durham, NC	23	7	WLFL, WRDC	CW, MNT
St. Louis, MO	24	4	KDNL	ABC
Pittsburgh, PA	26	7	WPGH, WPNT	FOX, MNT
Nashville, TN	27	10	WZTV, WUXP, WNAB(d)	FOX, MNT, CW
Baltimore, MD	28	8	WBFF, WNUV(c), WUTB(d)	FOX, CW, MNT
Salt Lake City, UT	29	10	KUTV, KMYU, KJZZ, KENV(d)	CBS, MNT, IND
San Antonio, TX	31	10	KABB, WOAI, KMYS(d)	FOX, NBC, CW
Columbus, OH	32	9	WSYX, WWHO(d), WTTE(c)	ABC, CW, MNT, FOX
Austin, TX	35	2	KEYE	CBS
Cincinnati, OH	36	8	WKRC, WSTR(d)	CBS, MNT, CW
Asheville, NC / Greenville, SC	37	8	WLOS, WMYA(c)	ABC, MNT
Milwaukee, WI	38	4	WVTV	CW, MNT
West Palm Beach / Ft Pierce, FL	39	14	WPEC, WTVX, WTCN-CD, WWHB-CD	CBS, CW, MNT
Las Vegas, NV	40	9	KSNV, KVCW	NBC, CW, MNT
Grand Rapids / Kalamazoo / Battle Creek, MI	42	3	WWMT	CBS, CW
Harrisburg / Lancaster / Lebanon / York, PA	43	3	WHP	CBS, MNT, CW
Norfolk, VA	44	4	WTVZ	MNT
Birmingham / Tuscaloosa, AL	45	15	WBMA-LD, WTTO, WDBB(c), WABM	ABC, CW, MNT
Oklahoma City, OK	46	7	KOKH, KOCB	FOX, CW
Greensboro / High Point / Winston-Salem, NC	47	7	WXLV, WMYV	ABC, MNT
Providence, RI / New Bedford, MA	51	4	WJAR	NBC
Fresno / Visalia, CA	53	11	KMPH, KMPH-CD, KFRE	FOX, CW
Buffalo, NY	54	7	WUTV, WNYO	FOX, MNT
Richmond, VA	56	5	WRLH	FOX, MNT
Wilkes-Barre / Scranton, PA	57	11	WOLF(c), WSWB(d), WQMY(c)	FOX, CW, MNT
Mobile, AL / Pensacola, FL	58	12	WEAR, WPMI(d), WFGX, WJTC(d)	ABC, NBC, MNT, IND
Albany, NY	59	6	WRGB, WCWN	CBS, CW
Little Rock / Pine Bluff, AR	60	5	KATV	ABC
Tulsa, OK	62	5	KTUL	ABC
Dayton, OH	64	8	WKEF, WRGT(d)	ABC, FOX, MNT
Spokane, WA	67	4	KLEW	CBS
Des Moines, IA	68	4	KDSM	FOX
Green Bay / Appleton, WI	69	8	WLUK, WCWF	FOX, CW
Wichita, KS	70	19	KSAS, KOCW, KAAS, KAAS-LD, KSAS-LD, KMTW(c)	FOX, MNT
Roanoke / Lynchburg, VA	71	4	WSET	ABC
Madison, WI	72	4	WMSN	FOX
Omaha, NE	73	7	KPTM, KXVO(c)	FOX , MNT, CW
Flint / Saginaw / Bay City, MI	74	11	WSMH, WEYI(d), WBSF(d)	FOX, NBC, CW
Columbia, SC	76	4	WACH	FOX
Rochester, NY	77	7	WHAM(d), WUHF	ABC, FOX, CW

Market	Market Rank (a)	Number of Channels	Stations	Network Affiliation (b)
Portland, ME	78	7	WPFO(d), WGME	FOX, CBS
Charleston / Huntington, WV	79	8	WCHS, WVAH(d)	ABC, FOX
Toledo, OH	80	4	WNWO	NBC
Chattanooga, TN	84	7	WTVC, WFLI(d)	ABC, CW, FOX, MNT
Syracuse, NY	85	6	WTVH(d), WSTM	CBS, NBC, CW
Savannah, GA	87	5	WTGS	FOX
Charleston, SC	88	3	WCIV	MNT, ABC
Champaign / Springfield / Decatur, IL	90	17	WICS, WICD, WRSP(d), WCCU(d), WBUI(d)	ABC, FOX, CW
El Paso, TX	91	8	KFOX, KDBC	FOX, CBS, MNT
Cedar Rapids, IA	93	8	KGAN, KFXA(d)	CBS, FOX
Boise, ID	98	8	KBOI, KYUU-LD	CBS, CW Plus
South Bend-Elkhart, IN	99	3	WSBT	CBS, FOX
Myrtle Beach / Florence, SC	100	8	WPDE, WWMB(c)	ABC, CW
Tri-Cities, TN-VA	101	8	WEMT(d), WCYB	FOX, NBC, CW
Reno, NV	102	10	KRXI, KRNV(d), KNSN(c)	FOX, NBC, MNT
Greenville / New Bern / Washington, NC	103	8	WCTI, WYDO(d)	ABC, FOX
Tallahassee, FL	105	8	WTWC, WTLF(d)	NBC, CW Plus, FOX
Lincoln and Hastings-Kearney, NE	106	9	KHGI, KWNB, KWNB-LD, KHGI-CD, KFXL	ABC, FOX
Johnstown / Altoona, PA	109	4	WJAC	NBC, CW Plus
Yakima / Pasco / Richland / Kennewick, WA	117	18	KIMA, KEPR, KUNW-CD, KVVK-CD, KORX-CD	CBS, CW Plus
Traverse City / Cadillac, MI	118	12	WGTU(d), WGTQ(d), WPBN, WTOM	ABC, NBC
Eugene, OR	119	18	KVAL, KCBY, KPIC(e), KMTR(d), KMCB(d), KTCW(d)	CBS, NBC, CW Plus
Macon, GA	120	3	WGXA	FOX, ABC
Peoria / Bloomington, IL	122	3	WHOI	TBD
Bakersfield, CA	123	8	KBFX-CD, KBAK	FOX, CBS
Corpus Christi, TX	130	4	KSCC	FOX, MNT
Amarillo, TX	131	10	KVII, KVIH	ABC, CW Plus
Chico-Redding, CA	133	18	KRCR, KCVU(d), KRVU-LD, KKTF-LD, KUCO-LD	ABC, FOX, MNT
Medford / Klamath Falls, OR	136	5	KTVL	CBS, CW Plus
Columbia / Jefferson City, MO	137	4	KRCG	CBS
Beaumont / Port Arthur / Orange, TX	143	8	KFDM, KBTV(d)	CBS, CW Plus, FOX
Sioux City, IA	149	13	KPTH, KPTP-LD, KBVK-LP, KMEG(d)	FOX, MNT, CBS
Albany, GA	154	4	WFXL	FOX
Gainesville, FL	159	8	WGFL(c), WNBW(c), WYME-CD(c)	CBS, NBC, MNT
Missoula, MT	162	8	KECI, KCFW	NBC
Wheeling, WV / Steubenville, OH	163	3	WTOV	NBC, FOX
Abilene / Sweetwater, TX	167	4	KTXS, KTES-LD	ABC, CW Plus
Quincy, IL / Hannibal, MO / Keokuk, IA	176	3	KHQA	CBS, ABC
Butte-Bozeman, MT	186	8	KTVM, KDBZ-CD	NBC
Eureka, CA	195	10	KAEF, KBVU(d), KECA-LD, KEUV-LP	ABC, FOX, CW Plus, MNT
San Angelo, TX	197	2	KTXE-LD	ABC, CW Plus
Ottumwa, IA / Kirksville, MO	200	3	KTVO	ABC, CBS
Total Television Channels		**636**		

(a)   Rankings are based on the relative size of a station's Designated Market Area ("DMA") among the 210 generally recognized DMAs in the United States as estimated by Nielsen Media Research ("Nielsen") as of October 2022.

(b)   We broadcast programming from the following providers on our channels and the channels of our JSA/LMA partners:

Affiliation	Number of Channels	Number of Markets	Expiration Dates (1)
ABC	40	30	August 31, 2026
FOX	55	41	December 31, 2023 through December 31, 2024
CBS	30	24	October 31, 2023 through December 31, 2024
NBC	25	17	December 31, 2024
CW	46	37	August 31, 2023 through August 31, 2024
MNT	40	31	August 31, 2023
Total Major Network Affiliates	**236**		

Affiliation	Number of Channels	Number of Markets	Expiration Dates (1)
Antenna TV	24	22	December 31, 2024
Bounce	1	1	October 31, 2023
CHARGE!	84	74	(2)
Comet	93	76	(2)
Dabl	30	29	October 31, 2022
Decades	1	1	January 31, 2023
Estrella TV	1	1	September 30, 2024
GetTV	3	3	June 30, 2017
IND	2	2	N/A
MeTV	2	2	February 29, 2024 through August 1, 2024
Quest	3	3	October 31, 2025
Rewind	6	6	August 31, 2024
Stadium	46	43	(2)
TBD	84	70	(2)
TCN	3	2	October 31, 2025
Telemundo	1	1	February 28, 2023
This TV	1	1	December 31, 2023
UniMas	2	1	December 31, 2023
Univision	8	5	December 31, 2023
Weather	5	3	December 31, 2017
Total Other Affiliates	**400**		
Total Television Channels	**636**		

(1) When we negotiate the terms of our network affiliations or program service arrangements, we generally negotiate on behalf of our owned stations affiliated with that entity simultaneously, except in certain circumstances. This results in substantially similar terms for our stations, including the expiration date of the network affiliations or program service arrangements. If the affiliation agreement expires, we may continue to operate under the existing affiliation agreement on the same terms and conditions until a new affiliation agreement is entered into.

(2) An owned and operated network, which is carried on our multicast distribution platform or the platform of our JSA/LMA partners. Thus, there is no expiration date.

(c) The license assets for these stations are currently owned by third parties. We provide programming, sales, operational, and administrative services to these stations pursuant to certain service agreements, such as LMAs.

(d) The license and programming assets for these stations are currently owned by third parties. We provide certain non-programming related sales, operational, and administrative services to these stations pursuant to service agreements, such as JSAs and SSAs.

(e) We provide programming, sales, operational, and administrative services to this station, of which 50% is owned by a third party.

Local sports

Deconsolidation of Diamond Sports Intermediate Holdings LLC. On March 1, 2022, SBG's subsidiary Diamond Sports Intermediate Holdings, LLC, and certain of its subsidiaries (collectively "DSIH") completed a series of transactions (the "Transaction"). As part of the Transaction, the governance structure of DSIH was modified including changes to the composition of its Board of Managers, resulting in the Company's loss of voting control. As a result, DSIH, whose operations represented the entirety of our local sports segment, was deconsolidated from our consolidated financial statements effective as of March 1, 2022 (the "Deconsolidation"). The consolidated statement of operations for the year ended December 31, 2022 therefore includes two months of activity related to DSIH prior to the Deconsolidation. Subsequent to February 28, 2022, the assets and liabilities of DSIH are no longer included within our consolidated balance sheets. Any discussions related to results, operations, and accounting policies associated with DSIH are referring to the periods prior to the Deconsolidation. See *Deconsolidation of Diamond Sports Intermediate Holdings LLC* under *Note 1. Nature of Operations and Summary of Significant Accounting Policies* within the *Consolidated Financial Statements.*

Prior to the Deconsolidation, the local sports segment consisted primarily of our Bally Sports network brands ("Bally RSNs"), the Marquee Sports Network ("Marquee") joint venture, and a minority equity interest in the Yankee Entertainment and Sports Network, LLC ("YES Network") through February 28, 2022. On March 1, 2022, the Bally RSNs, Marquee, and YES Network were deconsolidated from our financial statements. Through February 28, 2022, we refer to the Bally RSNs and Marquee as "the RSNs." The RSNs and YES Network own the exclusive rights to air, among other sporting events, the games of professional sports teams in designated local viewing areas.

Other

Owned Networks and Content

We own and operate Tennis Channel, a cable network which includes coverage of many of tennis' top tournaments and original professional sport and tennis lifestyle shows; the Tennis Channel International streaming service; Tennis Channel Plus streaming service; T2 FAST, a 24-hours a day free ad-supported streaming television channel; and Tennis.com, the most visited online tennis platform in the world (collectively, "Tennis").

We also own and operate various networks carried on distribution platforms owned by us or others, including: Comet, our science fiction network; CHARGE!, our adventure and action-based network; and TBD, the first multiscreen TV network in the U.S. market to bring premium internet-first content to TV homes across America. We also have a majority ownership interest in Stadium, a network that brings together professional sports highlights and college games.

Our internally developed content, in addition to our local news, includes our original news program, The National Desk ("The National Desk"), with a morning edition hosted by Jan Jeffcoat, an evening edition hosted by Meagan O'Halloran, and a weekend edition hosted by Eugene Ramirez, and Full Measure with Sharyl Attkisson ("Full Measure"), our national Sunday morning investigative and political analysis program. In 2022, we announced a broad, multi-platform creative partnership with Anthony E. Zuiker, creator of the CSI: Crime Scene Investigation franchise, to create content across a range of formats and subjects. Working with our news teams, Mr. Zuiker will highlight the compelling stories that deserve to be told in a longer, more dynamic format, broadening the appeal for a global audience. Mr. Zuiker will also develop content that can live adjacent to news programming and across ancillary verticals. Potential programming categories include docuseries, game shows, and topical talk.

Digital and Internet

We earn revenues from Compulse, a marketing technology and managed services company, by licensing the platform to other local media companies and agencies, as well as executing their digital media initiatives across search, social, programmatic, email, and more.

NewsON is a free, ad-supported app that provides instant access to live or on-demand local news broadcasts, including non-Sinclair affiliate partners. Sinclair Digital Ventures focuses on investment in emerging digital technologies, ad tech, and digital content companies that support, complement, or expand the Company's businesses.

In November 2020, we entered into agreements for a long-term, enterprise-wide strategic partnership with Bally's Corporation ("Bally's") to combine Bally's vertically integrated, proprietary sports betting technology and expansive market access footprint with our premier portfolio of local broadcast stations, Tennis, digital and over-the-air television network Stadium and the RSN's. This partnership is expected to enhance the gamification of live sports to provide audiences interactive viewing experiences and drive legalized sports betting monetization. In connection with the agreement, we also received various equity interests in Bally's and branding integrations, including naming rights for the regional sports networks under the Bally's brand. See *Note 1. Nature of Operations and Summary of Significant Accounting Policies* and *Note 6. Other Assets* within the *Consolidated Financial Statements* for further information.

Technical Services

We own subsidiaries which are dedicated to providing technical services to the broadcast industry, including: Dielectric, a designer and manufacturer of broadcast systems including all components from transmitter output to antenna; and ONE Media 3.0, whose purpose is to develop business opportunities, products, and services associated with the NextGen TV broadcast transmission standard and TV platform. We have also partnered with several other companies in the design and deployment of NextGen TV services including: Saankhya Labs to develop NextGen TV technologies to be used in consumer devices; CAST.ERA, a joint venture with South Korea's leading mobile operator, SK Telecom, to develop wireless, cloud infrastructure and artificial intelligence technologies; and BitPath, a joint venture with another broadcaster, to deploy and exploit datacasting models using NextGen capabilities.

Non-media Investments

We own various non-media related investments across multiple asset classes including real estate, venture capital, private equity, and direct investments in market-defining companies. Our investments in real estate include commercial real estate, including office and retail space, and residential real estate, including apartment complexes and development projects. Our investments in venture capital and private equity funds include capital for the advertising, marketing, and media technology sectors, sports betting, e-sports, and sports tech, as well as funeral homes, cemeteries, and pet cremation facilities. We hold direct investments in technology driven companies, including wireless communication and semiconductor solutions, next-gen communication solutions, advertising intelligence and data security.

AVAILABLE INFORMATION

We regularly use our website as a source of company information and it can be accessed at www.sbgi.net. We make available, free of charge through our website, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such documents are electronically submitted to the SEC, who also makes these reports available at http://www.sec.gov. We intend to comply with the requirements of Item 5.05 of Form 8-K regarding amendments to and waivers under the code of business conduct and ethics applicable to our Chief Executive Officer, Principal Financial Officer and Principal Accounting Officer by providing such information on our website within four days after effecting any amendment to, or granting any waiver under, that code, and we will maintain such information on our website for at least twelve months. In addition, a replay of each of our quarterly earnings conference calls is available on our website until the subsequent quarter's earnings call. The information contained on, or otherwise accessible through, our website is not a part of this Annual Report on Form 10-K and is not incorporated herein by reference.

FORWARD-LOOKING STATEMENTS

This report includes or incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended ("the Exchange Act"), and the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements related to our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, contingencies, our dividend policy, and other non-historical statements. When we use words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "seeks," "approximately," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of these words or similar expressions, we are making forward-looking statements. Such forward-looking statements are subject to various risks, uncertainties and assumptions. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements including, but not limited to, those listed below in summary form and as more fully described under *Management's Discussion and Analysis of Financial Conditions and Results of Operations,* and *Quantitative and Qualitative Disclosures about Market Risk,* as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission ("SEC"), which are accessible on the SEC's website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this report and in our other periodic filings with the SEC. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward Looking Statements

We make statements in this section that are forward-looking statements within the meaning of the federal securities laws. For a complete discussion of forward-looking statements, see the section in this report entitled "*Forward-Looking Statements.*" Certain risks may cause our actual results, performance, or achievements to differ materially from those expressed or implied by the following discussion.

Overview

The following Management's Discussion and Analysis provides qualitative and quantitative information about our financial performance and condition which should be read in conjunction with the other sections in this annual report, including *Business* and the *Consolidated Financial Statements,* including the accompanying notes to those statements. This discussion consists of the following sections:

Executive Overview — a description of our business, summary of significant events, and information about industry trends;

Critical Accounting Policies and Estimates — a discussion of the accounting policies that are most important in understanding the assumptions and judgments incorporated in the consolidated financial statements and a summary of recent accounting pronouncements;

Results of Operations — a summary of the components of our revenues by category and by network affiliation, a summary of other operating data, and an analysis of our revenues and expenses for 2022, 2021, and 2020, including a comparison between 2022 and 2021; and

Liquidity and Capital Resources — a discussion of our primary sources of liquidity and contractual cash obligations and an analysis of our cash flows from or used in operating activities, investing activities, and financing activities.

EXECUTIVE OVERVIEW

We are a diversified media company with national reach and a strong focus on providing high-quality content on our local television stations, digital platform, and, prior to the Deconsolidation, regional and national sports networks. The content, distributed through our broadcast platform and third-party platforms, consists of programming provided by third-party networks and syndicators, local news, other original programming produced by us and our owned networks, and, prior to the Deconsolidation, college and professional sports. Additionally, we own digital media products that are complementary to our extensive portfolio of television station related digital properties and we have interests in, own, manage and/or operate technical and software services companies, research and development for the advancement of broadcast technology, and other media and non-media related businesses and assets, including real estate, venture capital, private equity, and direct investments.

As of December 31, 2022, we had one reportable segment for accounting purposes, broadcast. Prior to the Deconsolidation, we had two reportable segments for accounting purposes, broadcast and local sports. Our broadcast segment is comprised of our television stations. Our local sports segment was comprised of the RSNs and the YES Network. We also earn revenues from our owned networks, original content, digital and internet services, technical services, and non-media investments. These businesses are included within other. Other and corporate are not reportable segments. See *Deconsolidation of Diamond Sports Intermediate Holdings LLC* under *Note 1. Nature of Operations and Summary of Significant Accounting Policies* within the *Consolidated Financial Statements.*

STG, for which certain assets and results of operations are included in the broadcast segment and which is one of our wholly owned subsidiaries, is the primary obligor under the STG Bank Credit Agreement and the STG Notes. We and substantially all of STG's subsidiaries are guarantors under the STG debt instruments. Our Class A Common Stock and Class B Common Stock remain securities of SBG and not obligations or securities of STG.

For more information about our business, reportable segments, and our operating strategy, see *Business* in this Annual Report on Form 10-K.

Summary of Significant Events

Transactions

- On March 1, 2022, SBG's subsidiary, Diamond Sports Intermediate Holdings, LLC, and certain of its direct and indirect subsidiaries, completed the Transaction. As part of the Transaction, the governance structure of DSIH was modified. As a result, DSIH, whose operations were the entirety of our local sports segment, was deconsolidated from the Company's consolidated financial statements effective as of March 1, 2022. See *Deconsolidation of Diamond Sports Intermediate*

Holdings LLC under *Note 1. Nature of Operations and Summary of Significant Accounting Policies* within the *Consolidated Financial Statements.* In connection with the Transaction, we agreed to defer a portion of our management fees from DSG for the next several years.

- In March 2022, Tejas Networks ("Tejas"), part of the Tata Group, signed a definitive agreement to acquire approximately 65% of the shares of Saankhya Labs Private Ltd. Bangalore ("Saankhya"), in cash with the approximately 35% balance to be acquired subsequently through a merger process. ONE Media 3.0, a wholly-owned subsidiary of the Company, owned a 49% interest in Saankhya and sold the majority of its interest, while retaining a minority interest in Tejas. The proceedings for merger with Tejas have been initiated, and closing of the merger is subject to Teja shareholder approval as well as customary regulatory approvals in India.

- In May 2022, we sold certain assets of Ring of Honor Entertainment, including the wrestling promotion's extensive video library dating back to 2002, brand assets, intellectual property, production equipment, and more, to an affiliate of All Elite Wrestling.

Content and Distribution

- In January 2022, we entered into multi-year renewals of the NBC affiliations and FOX affiliations in a total of 20 of our markets. Our partners to which we provide sales and other services under joint sales agreements or master service agreements also renewed NBC affiliations in four markets and FOX affiliations in seven markets.

- In January 2022, Tennis reached a multiyear agreement with the Women's Tennis Association ("WTA") to telecast year-round WTA matches in Germany, Austria, Switzerland, and the Netherlands through Tennis's subscription service and digital FAST channels.

- In March 2022, we announced the launch of our new business development unit, Free State Strategic Services ("Free State"). Free State's mission is to provide the federal government, along with state and local agencies, a full suite of targeted digital marketing and advertising solutions to help government agencies communicate with the American public effectively and efficiently.

- In April 2022, we announced that we and Charter Communications, Inc. reached a comprehensive distribution agreement for continued carriage of our owned local broadcast stations and Tennis.

- In September 2022, our NewsON business, the nation's largest streaming service for local news content, added 13 CBS local stations to its platform, bringing its total station count to over 250 and its U.S. household coverage to 92%.

- In October 2022, we announced a broad, multi-platform creative partnership with Anthony Zuiker, the creator of the global hit franchise CSI: Crime Scene Investigation, to work with us in developing original programming and content across a range of formats and subjects.

- In October 2022, we announced a multi-year ABC network affiliation agreement with Disney Media & Entertainment Distribution for our stations and stations to which we provide sales and other services under joint sales agreements, together covering 30 markets.

- In February 2023, we announced that our free, over-the-air multicast networks COMET, CHARGE!, and TBD will add 2.4 million households through upgraded local broadcast affiliates and linear carriage. This brings the total new coverage since the start of 2022 to nearly 17 million households.

Environmental, Social, and Governance

- In March 2022, ONE Media 3.0 held a three-part, virtual webinar series tackling the intricacies of Advanced Emergency Information (AEI) powered by the NextGen Broadcast standard, including the ways in which AEI can strengthen relationships with local emergency managers and public safety professionals, and how AEI can enable TV newsrooms to better serve communities during threats.

- In April 2022, we nominated the renowned Dr. Ben Carson, an experienced board director, former United States Presidential primary candidate and former Secretary of the U.S. Department of Housing and Urban Development, for election to our Board of Directors, as we continue to seek to add diversity to our leadership. In June 2022, Dr. Carson was elected to our Board of Directors.

- In April 2022, Project Baltimore, the special investigative reporting unit of WBFF/Fox 45 News, was honored by Investigative Reporters and Editors ("IRE") for its reporting on Baltimore's failure in its public school system. This was the fourth consecutive year a Sinclair newsroom has been so honored. In addition, KUTV in Salt Lake City was an IRE finalist for their investigation into the systematic failures within Utah's probation and parole system. Over the last three years, our newsrooms have won a total of over 1,000 journalism awards.

- In April 2022, we launched "Sinclair Green: Battery Recycling," a promotional campaign which ran throughout the month, in conjunction with Earth Month, encouraging our employees and viewers to recycle household batteries at a Batteries Plus location or through their local municipality. In addition, we began a pilot program to reduce the amount of batteries we use and to recycle our battery waste.

- In April 2022, we raised over $215,000, including a $50,000 donation from the Company, through "Sinclair Cares: Ukraine Relief," a fundraising partnership with Global Red Cross to help with their humanitarian relief efforts in Ukraine and neighboring countries.

- In April 2022, our television stations were honored with a total of six National Headliner Awards, including top honors in the Public Service and Health/Science categories.

- In June 2022, we launched "Sinclair Cares: Summer Hunger Relief," which raised approximately $205,000, including a $25,000 donation from the Company, helping provide more than two million meals to children and families across the U.S.

- In July 2022, we announced that we awarded $50,000 in tuition assistance as part of our annual Diversity Scholarship program, aiming to invest in the future of the broadcast industry while helping students from diverse backgrounds. The program, started in 2013, was expanded nationally this year.

- For the year ended December 31, 2022, our newsrooms won a total of 290 journalism awards, including 24 Regional and two National RTDNA Edward R. Murrow awards and 74 regional Emmy awards.

NextGen Broadcasting (ATSC 3.0)

- In January 2022, the NextGen Video Information Systems Alliance published new consumer-facing research, sponsored by our subsidiary, ONE Media 3.0, that offered the first insight into which features American consumers want most in a NextGen Broadcast-enabled emergency information service. These include a desire for geo-targeted alerts, the ability to screen for only selected alerts, options for updated alerts, and importantly, a robust/dependable system that does not crash when the Internet or cell system goes down. All of these features are embedded in the NextGen Broadcast service.

- In January 2022, MPEG LA, a pioneer in the formation and management of patent pools, completed the formation of the ATSC 3.0 Patent Pool, dramatically simplifying the efficient licensing of the new ATSC 3.0 broadcast technology in multiple-receive devices, easing the distribution and deployment process. Included in the ATSC 3.0 Patent Pool are various patents owned by our subsidiary, ONE Media.

- In August 2022, we announced that we entered into Memorandums of Understanding with two top Korean broadcast networks - Korean Broadcast Systems and Munhwa Broadcasting Corp - to collaborate on the development and implementation of NextGen broadcast models and technology in both Korea and the United States.

- In November 2022, we entered into a Memorandum of Understanding with Hyundai Mobis, one of the world's largest automotive parts and services companies, to collaborate on the development and implementation of ATSC 3.0-enabled automotive business models in both Korea and the United States.

- In 2022 and to date in 2023, we, in coordination with other broadcasters, and led by BitPath, our joint venture with another broadcaster, have deployed NextGen TV, powered by ATSC 3.0, in the 14 additional markets below. This brings the total number of our markets in which NextGen TV has been deployed to 36:

Month	Market	Number of Stations	Company Stations
January 2022	Green Bay, WI	5	WLUK-TV (FOX), WCWF (CW)
March 2022	West Palm Beach, FL	5	WPEC (CBS), WWHB-CD (TBD)
March 2022	Charleston, SC	5	WCIV (ABC)
March 2022	Flint, MI	5	WSMH (FOX), WEYI-TV[a] (NBC), WBSF[a] (CW)
March 2022	Albany, NY	5	WRGB (CBS), WCWN (CW)
April 2022	Richmond-Petersburg, VA	7	WRLH-TV (FOX)
April 2022	Omaha, NE	5	KPTM (FOX), KXVO[b] (TBD)
June 2022	Greenville, SC	5	WLOS (ABC), WMYA[b] (MNT)
June 2022	Fresno / Visalia, CA	5	KMPH-TV (FOX), KFRE-TV (CW)
June 2022	San Antonio, TX	4	KABB (FOX), WOAI (NBC), KMYS[a] (DABL)
September 2022	Roanoke / Lynchburg, VA	5	WSET-TV
October 2022	Wichita / Hutchinson, KS	7	KSAS-TV (FOX), KMTW[b] (DABL)
December 2022	Birmingham / Tuscaloosa, AL	7	WTTO (CW), WABM (ABC), WDBB[b] (ABC and CW)
December 2022	Champaign / Springfield / Decatur, IL	8	WICS (ABC), WICD (ABC), WRSP-TV[a] (FOX), WCCU[a] (FOX), WBUI[a] (CW)

(a) The license and programming assets for these stations are currently owned by a third party. We provide certain non-programming related sales, operational, and administrative services to these stations pursuant to service agreements, such as JSAs and SSAs.

(b) The license asset for these stations are currently owned by a third party. We provide programming, sales, operational, and administrative services to these stations pursuant to certain service agreements, such as LMAs.

Financing, Capital Allocation, and Shareholder Returns

- In March 2022, we increased our quarterly cash dividend by 25% to $0.25 per share.

- In April 2022, we amended the STG Bank Credit Agreement to raise STG Term B-4 Loans in the amount of $750 million in order to refinance all outstanding STG Term B-1 loans and to redeem all of the outstanding STG 5.875% Notes. The amendment also extended the maturity of $612.5 million of revolving commitments to April 21, 2027.

- In the second quarter of 2022, we purchased $118 million aggregate principal amount of the STG 5.125% Notes in open market transactions for consideration of $104 million.

- For the year ended December 31, 2022, we repurchased approximately 4.9 million shares of Class A Common Stock for $120 million.

- For the year ended December 31, 2022, we paid dividends of $1.00 per share. In February 2023, we declared a quarterly cash dividend of $0.25 per share.

Industry Trends

- During the last few years, the number of subscribers to Distributor services in the United States has been declining, as technological advancements have driven changes in consumer behavior and have empowered consumers to seek more control over when, where, and how they consume news, sports, and other entertainment, including through the so-called "cutting the cord" and other consumption strategies.

- The Distributor industry has continued to undergo significant consolidation, which gives top Distributors purchasing power.

- vMVPDs have continued to gain increasing importance and have quickly become a critical segment of the market. These vMVPDs offer a limited number of networks at a lower price point as compared to the traditional cable offering.

- Political spending is significantly higher in the even-numbered years due to the cyclicality of political elections. In addition, every four years, political spending is typically elevated further due to the advertising related to the presidential election. 2020 proved to be a record year in political advertising.

- The FCC has permitted broadcast television stations to use their digital spectrum for a wide variety of services including multi-channel broadcasts. The FCC "must-carry" rules only apply to a station's primary digital stream.

- Seasonal advertising increases within our broadcast segment occur in the second and fourth quarters due to the anticipation of certain seasonal and holiday spending by consumers.

- Broadcasters have found ways to increase returns on their news programming initiatives while continuing to maintain locally produced content through the use of news sharing arrangements.

- Broadcasters have begun to expand their own DTC platforms.

- 'Big Tech' has begun offering OTT platforms and broadcast networks have begun launching their own DTC platforms.

- Advertising revenue related to the Summer Olympics occurs in even numbered years, with the exception of 2020 which was postponed due to COVID-19 and took place in Summer 2021. Advertising revenue related to the Winter Olympics also occurs in even numbered years but are two years apart from the Summer Olympics. The Super Bowl is aired on a different network each year. All of these popularly viewed events can have an impact on our advertising revenues.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

This discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates including those related to revenue recognition, goodwill and intangible assets, program contract costs, income taxes and variable interest entities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. These estimates have been consistently applied for all years presented in this report and in the past we have not experienced material differences between these estimates and actual results. However, because future events and their effects cannot be determined with certainty, actual results could differ from our estimates and such differences could be material.

We consider the following accounting policies to be the most critical as they are important to our financial condition and results of operations, and require significant judgment and estimates on the part of management in their application. For a detailed discussion of the application of these and other accounting policies, see *Note 1. Nature of Operations and Summary of Significant Accounting Policies* within the *Consolidated Financial Statements*.

The COVID-19 pandemic and war in Ukraine continue to create significant uncertainty and disruption in the global economy and financial markets. It is reasonably possible that these uncertainties continue to impact our estimates related to, but not limited to, revenue recognition, goodwill and intangible assets, program contract costs, and income taxes. As a result, many of our estimates and assumptions require increased judgment and carry a higher degree of variability and volatility. See *Impairment of Goodwill, Intangibles, and Other Assets* under *Note 1. Nature of Operations and Summary of Significant Accounting Policies* within the *Consolidated Financial Statements* for further discussion on how COVID-19 has impacted the value of goodwill and definite-lived intangible assets. Our estimates may further change in the future as the COVID-19 pandemic and war in Ukraine continue, new events occur, and additional information emerges, and such changes are recognized or disclosed in the consolidated financial statements.

Revenue Recognition. As discussed in *Revenue Recognition* under *Note 1. Nature of Operations and Summary of Significant Accounting Policies* within the *Consolidated Financial Statements*, we generate advertising revenue primarily from the sale of advertising spots/impressions on our broadcast television, digital platforms, and, prior to the Deconsolidation, the RSNs. Advertising revenue is recognized in the period in which the advertising spots/impressions are delivered. In arrangements where we provide audience ratings guarantees, to the extent that there is a ratings shortfall, we will defer a proportionate amount of revenue until the ratings shortfall is settled through the delivery of additional advertising. The term of our advertising arrangements is generally less than one year and the timing between when an advertisement is aired and when payment is realized is not significant. In certain circumstances, we require customers to pay in advance; payments received in advance of satisfying our performance obligations are reflected as deferred revenue.

We generate distribution revenue through fees received from Distributors and other OTT providers for the right to distribute our broadcast channels and cable networks on their distribution platforms. Distribution arrangements are generally governed by multi-year contracts and the underlying fees are based upon a contractual monthly rate per subscriber. These arrangements represent licenses of intellectual property; revenue is recognized as the signal is provided to our customers (as usage occurs) which corresponds with the satisfaction of our performance obligation. Revenue is calculated based upon the contractual rate multiplied by an estimated number of subscribers. Our customers will remit payments based upon actual subscribers a short time after the conclusion of a month, which generally does not exceed 120 days. Historical adjustments to subscriber estimates have not been material.

Impairment of Goodwill, Indefinite-Lived Intangible Assets, and Other Long-Lived Assets. We evaluate our goodwill and indefinite-lived intangible assets for impairment annually, or more frequently, if events or changes in circumstances indicate an impairment may exist. As of December 31, 2022, our consolidated balance sheet includes $2,088 million and $150 million of goodwill and indefinite-lived intangible assets, respectively. We evaluate long-lived assets, including definite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of our asset groups may not be recoverable.

In the performance of our annual goodwill and indefinite-lived intangible asset impairment assessments we have the option to qualitatively assess whether it is more likely-than-not that the respective asset has been impaired. If we conclude that it is more-likely-than-not that a reporting unit or an indefinite-lived intangible asset is impaired, we apply the quantitative assessment, which involves comparing the estimated fair value of the reporting unit or indefinite-lived intangible asset to its respective carrying value. See *Impairment of Goodwill, Intangibles and Other Assets* under *Note 1. Nature of Operations and Summary of Significant Accounting Policies* and *Note 5. Goodwill, Indefinite-Lived Intangible Assets, and Other Intangible Assets* within the *Consolidated Financial Statements* for further discussion of the significant judgments and estimates inherent in both qualitatively assessing whether impairment may exist and estimating the fair values of the reporting units and indefinite-lived intangible assets if a quantitative assessment is deemed necessary.

We are required to analyze our long-lived assets, including definite-lived intangible assets, for impairment. We evaluate our definite-lived intangible assets for impairment if events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. In the event we identify indicators that these assets are not recoverable, we evaluate the recoverability of definite-lived intangible assets by comparing the carrying amount of the assets within an asset group to the estimated undiscounted future cash flows associated with the asset group. An asset group represents the lowest level of cash flows generated by a group of assets that are largely independent of the cash flows of other assets. At the time that such evaluations indicate that the future undiscounted cash flows are not sufficient to recover the carrying value of the asset group, an impairment loss is determined by comparing the estimated fair value of the asset group to the carrying value. We estimate fair value using an income approach involving the performance of a discounted cash flow analysis.

We believe we have made reasonable estimates and utilized appropriate assumptions in the performance of our impairment assessments. If future results are not consistent with our assumptions and estimates, including future events such as a deterioration of market conditions, loss of significant customers, and significant increases in discount rates, among other factors, we could be exposed to impairment charges in the future. Any resulting impairment loss could have a material adverse impact on our consolidated balance sheets, consolidated statements of operations, and consolidated statements of cash flows.

Program Contract Costs. As discussed in *Broadcast Television Programming* under *Note 1. Nature of Operations and Summary of Significant Accounting Policies* within the *Consolidated Financial Statements*, we record an asset and corresponding liability for programming rights when the program is available for its first showing or telecast. These costs are expensed over the period in which an economic benefit is expected to be derived. To ensure the related assets for the programming rights are reflected in our consolidated balance sheets at the lower of unamortized cost or fair value, management estimates future advertising revenue to be generated by the remaining program material available under the contract terms. Management's judgment is required in determining the timing of expense for these costs, which is dependent on the economic benefit expected to be generated from the program and may significantly differ from the timing of related payments under the contractual obligation. If our estimates of future advertising revenues decline, amortization expense could be accelerated or fair value adjustments may be required.

Fair Value Measurements of Investments in Bally's Securities. As discussed in *Note 6. Other Assets* and *Note 18. Fair Value Measurements* within the *Consolidated Financial Statements*, we entered into a commercial agreement with Bally's Corporation on November 18, 2020. As part of this arrangement, the Company received warrants and options to acquire common equity in the business. These financial instruments are measured each period at fair value. The fair value of the options are derived utilizing a Black Scholes valuation model which utilizes a number of inputs which most significantly includes the trading price of the underlying common stock and the exercise price of the options. The fair value of the warrants are primarily derived from the trading price of the underlying common stock and the exercise price of the warrants. The determination of the fair value of these financial instruments requires the Company to exercise judgment.

Income Tax. As discussed in *Income Taxes* under *Note 1. Nature of Operations and Summary of Significant Accounting Policies* within the *Consolidated Financial Statements*, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We provide a valuation allowance for deferred tax assets if we determine that it is more likely than not that some or all of the deferred tax assets will not be realized. In evaluating our ability to realize net deferred tax assets, we consider all available evidence, both positive and negative, including our past operating results, tax planning strategies, current and cumulative losses, and forecasts of future taxable income. In considering these sources of taxable income, we must make certain judgments that are based on the plans and estimates used to manage our underlying businesses on a long-term basis. As of December 31, 2022 and 2021, a valuation allowance has been provided for deferred tax assets related to certain temporary basis differences, interest expense carryforwards under the Internal Revenue Code ("IRC") Section 163(j) and a substantial amount of our available state net operating loss carryforwards based on past operating results, expected timing of the reversals of existing temporary basis differences, alternative tax strategies and projected future taxable income. Future changes in operating and/or taxable income or other changes in facts and circumstances could significantly impact the ability to realize our deferred tax assets which could have a material effect on our consolidated financial statements.

Management periodically performs a comprehensive review of our tax positions, and we record a liability for unrecognized tax benefits if such tax positions are more likely than not to be sustained upon examination based on their technical merits, including the resolution of any appeals or litigation processes. Significant judgment is required in determining whether positions taken are more likely than not to be sustained, and it is based on a variety of facts and circumstances, including interpretation of the relevant federal and state income tax codes, regulations, case law and other authoritative pronouncements. Based on this analysis, the status of ongoing audits and the expiration of applicable statute of limitations, liabilities are adjusted as necessary. The resolution of audits is unpredictable and could result in tax liabilities that are significantly higher or lower than for what we have provided. See *Note 12. Income Taxes* within the *Consolidated Financial Statements,* for further discussion of accrued unrecognized tax benefits.

Variable Interest Entities ("VIEs"). As discussed in *Note 14. Variable Interest Entities* within the *Consolidated Financial Statements*, we have determined that certain third-party licensees of stations for which we perform services pursuant to arrangements, including LMAs, JSAs, and SSAs, are VIEs and we are the primary beneficiary of those variable interests because, subject to the ultimate control of the licensees, we have the power to direct the activities which significantly impact the economic performance of the VIE through the services we provide and because we absorb losses and returns that would be considered significant to the VIEs.

Transactions with Related Parties. We have determined that we conduct certain business-related transactions with related persons or entities. See *Note 15. Related Person Transactions* within the *Consolidated Financial Statements* for discussion of these transactions.

Recent Accounting Pronouncements

See *Recent Accounting Pronouncements* under *Note 1. Nature of Operations and Summary of Significant Accounting Policies* within the *Consolidated Financial Statements* for a discussion of recent accounting policies and their impact on our financial statements.

RESULTS OF OPERATIONS

Any references to the first, second, third or fourth quarters are to the three months ended March 31, June 30, September 30, or December 31, respectively, for the year being discussed. As of December 31, 2022, we had one reportable segment, broadcast. Prior to the Deconsolidation, we had two reportable segments for accounting purposes, broadcast and local sports.

Seasonality / Cyclicality

The operating results of our broadcast segment are usually subject to cyclical fluctuations from political advertising. In even numbered years, political spending is usually significantly higher than in odd numbered years due to advertising expenditures preceding local and national elections. Additionally, every four years, political spending is usually elevated further due to advertising expenditures preceding the presidential election (as was the case in 2020). Also, the second and fourth quarter operating results are usually higher than the first and third quarter operating results because advertising expenditures are increased in anticipation of certain seasonal and holiday spending by consumers.

Prior to the Deconsolidation, the operating results of the local sports segment were usually subject to cyclical fluctuations based on the timing and overlap of the MLB, NBA, and NHL seasons. Usually, the second and third quarter operating results were higher than the first and fourth quarter operating results.

Consolidated Operating Data

The following table sets forth certain of our consolidated operating data for the years ended December 31, 2022, 2021, and 2020 (in millions).

	Years Ended December 31,		
	2022	**2021**	**2020**
Media revenues (a)	$ 3,894	$ 6,083	$ 5,843
Non-media revenues	34	51	100
Total revenues	3,928	6,134	5,943
Media programming and production expenses	1,942	4,291	2,735
Media selling, general and administrative expenses	812	908	832
Depreciation and amortization expenses (b)	321	591	674
Amortization of program contract costs	90	93	86
Non-media expenses	44	57	91
Corporate general and administrative expenses	160	170	148
Impairment of goodwill and definite-lived intangible assets	—	—	4,264
Gain on deconsolidation of subsidiary	(3,357)	—	—
Gain on asset dispositions and other, net of impairment	(64)	(71)	(115)
Operating income (loss)	$ 3,980	$ 95	$ (2,772)
Net income (loss) attributable to Sinclair Broadcast Group	$ 2,652	$ (414)	$ (2,414)

(a) Media revenues include distribution revenue, advertising revenue, and other media related revenues.

(b) Depreciation and amortization includes depreciation of property and equipment and amortization of definite-lived intangible assets and other assets.

The Impact of COVID-19 on our Results of Operations

Overview

As of December 31, 2022, the national state of emergency related to COVID-19 is still in effect, although President Biden has announced that he intends to end the national state of emergency on May 11, 2023. In addition, as of December 31, 2022, no material economic shutdowns or closures in the United States were in effect. However, outbreaks of new variants of COVID-19 continue to occur, so it still remains unclear what the future impact of COVID-19 will be on our business.

Business continuity

Certain of our facilities experienced temporary disruptions as a result of the COVID-19 pandemic, and we cannot predict whether our facilities will experience more significant disruptions in the future and how long these disruptions will last. The COVID-19 pandemic has heightened the risk that a significant portion of our workforce will suffer illness or otherwise be unable to work. The COVID-19 pandemic has also resulted in some workers leaving the workforce which has caused wage inflation and made it more difficult for us to find qualified employees.

A discussion regarding our financial results and operations for the year ended December 31, 2022 compared to the year ended December 31, 2021 is presented below. A discussion of the year ended December 31, 2021 compared to the year ended December 31, 2020 can be found under Item 7 of Part II of our Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 1, 2022 (our "2021 Annual Report"), which is available free of charge on the SEC's website at www.sec.gov and our Investor Relations website at www.sbgi.net/investor-relations.

BROADCAST SEGMENT

The following table sets forth our revenue and expenses for our broadcast segment for the years ended December 31, 2022, 2021, and 2020 (in millions):

	2022		2021		2020	Percent Change Increase / (Decrease) '22 vs.'21	'21 vs.'20
Revenue:							
Distribution revenue	$	1,530	$	1,475	$	1,414	4%	4%
Advertising revenue		1,399		1,106		1,364	26%	(19)%
Other media revenue (a)		142		176		144	(19)%	22%
Media revenues	$	3,071	$	2,757	$	2,922	11%	(6)%
Operating Expenses:							
Media programming and production expenses	$	1,400	$	1,344	$	1,257	4%	7%
Media selling, general and administrative expenses (b)		650		593		553	10%	7%
Amortization of program contract costs		72		76		83	(5)%	(8)%
Corporate general and administrative expenses		117		147		119	(20)%	24%
Depreciation and amortization expenses		240		247		239	(3)%	3%
Gain on asset dispositions and other, net of impairment		(15)		(24)		(118)	(38)%	(80)%
Operating income	$	607	$	374	$	789	62%	(53)%

(a) Includes $26 million, $111 million, and $100 million for the years ended December 31, 2022, 2021, and 2020, respectively, of intercompany revenue related to certain services provided by broadcast to other and local sports, prior to the Deconsolidation, under management services agreements, which was eliminated in consolidation and $39 million of revenue for the year ended December 31, 2022 for services provided by broadcast under management services agreements after the Deconsolidation, which is not eliminated in consolidation.

(b) Includes $52 million for the year ended December 31, 2022 of intercompany expense related to certain services provided to broadcast from other, which is eliminated in consolidation.

Revenues

Distribution revenue. Distribution revenue, which includes payments from Distributors for our broadcast signals, increased $55 million in 2022, when compared to the same period in 2021, primarily due to an increase in contractual rates, partially offset by a decrease in subscribers.

Advertising revenue. Advertising revenue increased $293 million in 2022, when compared to the same period in 2021, primarily due to an increase in political advertising revenue, as 2022 was a political year, compared to 2021 which was a non-political year, as well as the loss of approximately $63 million in advertising revenue in 2021 as a result of the cyber incident.

The following table sets forth our primary types of programming and their approximate percentages of advertising revenue, excluding digital revenue, for the periods presented:

	Percent of Advertising Revenue (Excluding Digital) for the Twelve Months Ended December 31,		
	2022	2021	2020
Local news	37%	34%	34%
Syndicated/Other programming	25%	27%	27%
Network programming	22%	23%	24%
Sports programming	13%	13%	12%
Paid programming	3%	3%	3%

The following table sets forth our affiliate percentages of advertising revenue for the years ended December 31, 2022, 2021, and 2020:

	# of Channels (a)	Percent of Advertising Revenue for the Twelve Months Ended December 31,		
		2022	**2021**	**2020**
ABC	**40**	**29%**	31%	28%
FOX	**55**	**23%**	24%	25%
CBS	**30**	**20%**	20%	22%
NBC	**25**	**18%**	14%	15%
CW	**46**	**5%**	5%	5%
MNT	**40**	**4%**	4%	4%
Other	**400**	**1%**	2%	1%
Total	**636**			

(a) We broadcast other programming from the following providers on our channels including: Antenna TV, Bounce, CHARGE!, Comet, Dabl, Decades, Estrella TV, Get TV, Me TV, Quest, Rewind, Stadium, TBD, TCN, Telemundo, This TV, UniMas, Univision, and Weather.

Other media revenue. Other media revenue decreased $34 million in 2022, when compared to the same period in 2021. The decrease is primarily due to a $46 million decrease in revenue from the local sports segment related to providing certain services under a management services agreement due to the deferral of fees owed under the agreement, partially offset by a $6 million increase related to revenue recognized under the Bally's commercial agreement that we began performing on in the second quarter of 2021.

Expenses

Media programming and production expenses. Media programming and production expenses increased $56 million during 2022, when compared to the same period in 2021, primarily related to an increase in fees pursuant to network affiliation agreements of $49 million as a result of increased contractual rates, an $11 million increase in advertising and promotion costs, and a $4 million increase in building repairs and maintenance expenses. These increases were partially offset by a $10 million decrease in employee compensation cost.

Media selling, general and administrative expenses. Media selling, general and administrative expenses increased $57 million during 2022, when compared to the same period in 2021, primarily due to a $40 million increase in third-party fulfillment costs relating to our digital business and a $26 million increase in information technology costs. The increases were partially offset by a decrease of $8 million related to FCC penalties incurred by several consolidated VIEs recorded in our consolidated financial statements in 2021, as discussed in *Note 13. Commitments and Contingencies* within the *Consolidated Financial Statements*.

Amortization of program contract costs. The amortization of program contract costs decreased $4 million during 2022, when compared to the same period in 2021, primarily related to the timing of amortization on long-term contracts and reduced renewal costs.

Corporate general and administrative expenses. See explanation under *Corporate and Unallocated Expenses*.

Depreciation and amortization expenses. Depreciation of property and equipment and amortization of definite-lived intangibles and other assets decreased $7 million during 2022, when compared to the same period in 2021, primarily due to assets retired during 2022.

Gain on asset dispositions and other, net of impairments. During 2022 and 2021, we recorded gains of $15 million and $24 million, respectively, of which $4 million and $24 million, respectively, related to reimbursements from the spectrum repack. The remaining amounts are primarily related to net gains on the sale of certain broadcast assets. See *Dispositions* within *Note 2. Acquisitions and Dispositions of Assets* within the *Consolidated Financial Statements* for further discussion.

LOCAL SPORTS SEGMENT

Our local sports segment reflected the results of the Bally RSNs, Marquee, and a minority interest in the YES Network prior to the Deconsolidation on March 1, 2022. See *Deconsolidation of Diamond Sports Intermediate Holdings LLC* under *Note 1. Nature of Operations and Summary of Significant Accounting Policies* within the *Consolidated Financial Statements*. The Bally RSNs, Marquee, and YES Network own the exclusive rights to air, among other sporting events, the games of professional sports teams in designated local viewing areas.

The following table sets forth our revenue and expenses for our local sports segment for the years ended December 31, 2022, 2021, and 2020 (in millions):

	2022	2021	2020	Percent Change Increase / (Decrease) '22 vs.'21	'21 vs.'20
Revenue:	(b) / (c)				(d)
Distribution revenue	$ 433	$ 2,620	$ 2,472	n/m	6%
Advertising revenue	44	409	196	n/m	109%
Other media revenue	5	27	18	n/m	50%
Media revenue	$ 482	$ 3,056	$ 2,686	n/m	14%
Operating Expenses:					
Media programming and production expenses	$ 376	$ 2,793	$ 1,361	n/m	105%
Media selling, general and administrative expenses (a)	55	297	243	n/m	22%
Depreciation and amortization expenses	54	316	410	n/m	(23)%
Corporate general and administrative	1	10	10	n/m	—%
Gain on asset dispositions and other, net of impairment	—	(43)	—	n/m	n/m
Impairment of goodwill and definite-lived intangible assets	—	—	4,264	n/m	n/m
Operating loss (a)	$ (4)	$ (317)	$ (3,602)	n/m	(91)%
Income from equity method investments	$ 10	$ 49	$ 6	n/m	n/m
Other (expense) income, net	$ (3)	$ 15	$ 160	n/m	(91)%

n/m — not meaningful

(a) Includes $24 million, $109 million, and $98 million for the years ended December 31, 2022, 2021 and 2020, respectively, of intercompany expense related to certain services provided by the broadcast segment under a management services agreement, which is eliminated in consolidation.

(b) There was no reportable activity in this period following the Deconsolidation on March 1, 2022. See *Deconsolidation of Diamond Sports Intermediate Holdings LLC* under *Note 1. Nature of Operations and Summary of Significant Accounting Policies* within the *Consolidated Financial Statements*.

(c) Represents the activity prior to the Deconsolidation on March 1, 2022. See *Deconsolidation of Diamond Sports Intermediate Holdings LLC* under *Note 1. Nature of Operations and Summary of Significant Accounting Policies* within the *Consolidated Financial Statements*.

(d) Marquee was launched in late February 2020, therefore is a driver of the changes between the periods due to a full year of activity being included in the 2021, versus only 10 months of activity in 2020.

The decrease in the revenue and expense items noted above for the year ended December 31, 2022, when compared to the same period in the prior year, was primarily due to the Deconsolidation, as our current period results include only two months of activity, all of which occurred in the first quarter of 2022, due to the Deconsolidation, versus a full period of activity in the prior year, therefore the periods are not comparable. See *Deconsolidation of Diamond Sports Intermediate Holdings LLC* under *Note 1. Nature of Operations and Summary of Significant Accounting Policies* within the *Consolidated Financial Statements* for further discussion.

Media revenue. Media revenue is primarily derived from distribution and advertising revenue. Distribution revenue is generated through fees received from Distributors for the right to distribute the RSNs and advertising revenue is primarily generated from sales of commercial time within the RSNs' programming. Media revenue was $482 million for the year ended December 31, 2022, a decrease from $3,056 million for the year ended December 31, 2021 due to the Deconsolidation.

Media programming and production expenses. Media programming and production expenses are primarily related to amortization of our sports programming rights with MLB, NBA, and NHL teams, and the costs of producing and distributing content for our brands including live games, pre-game and post-game shows, and backdrop programming. Media programming and production expenses were $376 million for the year ended December 31, 2022, a decrease from $2,793 million for the year ended December 31, 2021 due to the Deconsolidation.

Media selling, general, and administrative expenses. Media selling, general, and administrative expenses are primarily related to management service agreement fees, employee compensation, advertising expenses, and consulting fees. Media selling, general, and administrative expenses were $55 million for the year ended December 31, 2022, a decrease from $297 million for the year ended December 31, 2021 due to the Deconsolidation.

Depreciation and amortization expenses. Depreciation and amortization expenses are primarily related to the depreciation of definite-lived assets and other assets. Depreciation and amortization expenses were $54 million for the year ended December 31, 2022, a decrease from $316 million for the year ended December 31, 2021 due to the Deconsolidation.

Corporate general and administrative expenses. See explanation under *Corporate and Unallocated Expenses*.

Other (expense) income, net. See explanation under *Corporate and Unallocated Expenses*.

Gain on asset dispositions and other, net of impairments. For the year ended December 31, 2021, we recognized a gain of $43 million, related to the fair value of equipment that we received as part of an agreement with a communications provider in connection with the C-Band repack process in which we received equipment with a fair value of $58 million, at maximum cost to us of $15 million.

Income from equity method investments. Income from equity method investments was $10 million for the year ended December 31, 2022, a decrease from $49 million for the year ended December 31, 2021 due to the Deconsolidation, and is primarily related to the RSN's investment in the YES Network.

OTHER

The following table sets forth our revenue and expenses for our owned networks and content, non-broadcast digital and internet solutions, technical services, and non-media investments (collectively, other) for the years ended December 31, 2022, 2021, and 2020 (in millions):

	2022	2021	2020	Percent Change Increase / (Decrease) '22 vs.'21	'21 vs.'20
Revenue:					
Distribution revenue	$ 180	$ 193	$ 199	(7)%	(3)%
Advertising revenue	233	217	131	7%	66%
Other media revenues	17	13	7	31%	86%
Media revenues (a)	$ 430	$ 423	$ 337	2%	26%
Non-media revenues (b)	$ 43	$ 58	$ 114	(26)%	(49)%
Operating Expenses:					
Media expenses (c)	$ 362	$ 325	$ 254	11%	28%
Non-media expenses (d)	$ 50	$ 60	$ 98	(17)%	(39)%
Amortization of program contract costs	$ 18	$ 17	$ 3	6%	n/m
Corporate general and administrative expenses	$ 1	$ 1	$ 1	—%	—%
(Gain) loss on asset dispositions and other, net of impairments	$ (15)	$ (4)	$ 3	n/m	n/m
Operating income	$ 27	$ 51	$ 65	(47)%	(22)%
Income (loss) from equity method investments	$ 46	$ (4)	$ (42)	n/m	(90)%

n/m — not meaningful

(a) Media revenues for the years ended December 31, 2022 and 2021 include $58 million and $39 million, respectively, of intercompany revenues related to certain services and sales provided to the broadcast segment, which are eliminated in consolidation.

(b) Non-media revenues for the years ended December 31, 2022, 2021, and 2020 include $9 million, $7 million, and $14 million, respectively, of intercompany revenues related to certain services and sales provided to the broadcast segment, which are eliminated in consolidation.

(c) Media expenses for the years ended December 31, 2022, 2021, and 2020 includes $11 million, $10 million, and $2 million, respectively, of intercompany expenses primarily related to certain services provided by the broadcast segment, which are eliminated in consolidation.

(d) Non-media expenses for the years ended December 31, 2022, 2021, and 2020 include $6 million, $3 million, and $7 million, respectively, of intercompany expenses related to certain services provided by the broadcast segment, which are eliminated in consolidation.

Revenue. Media revenue increased $7 million during 2022, when compared to the same period in 2021, primarily due to an increase in advertising revenue related to our digital businesses. Non-media revenue decreased $15 million during 2022, when compared to the same period in 2021, primarily due to the sale of Triangle Sign & Service, LLC (Triangle) in the second quarter of 2021.

Expenses. Media expenses increased $37 million during 2022, when compared to the same period in 2021, primarily due to our digital businesses and owned networks. Non-media expenses decreased $10 million during 2022, when compared to the same period in 2021, primarily due to the sale of Triangle in the second quarter of 2021.

Corporate general and administrative expenses. See explanation under *Corporate and Unallocated Expenses.*

(Gain) loss on asset dispositions and other, net of impairments. During the year ended December 31, 2022, we recognized income of $11 million related to our broadcast technology operating investments, as well as a $4 million gain on the sale of Ring of Honor Entertainment. During the year ended December 31, 2021, we sold our controlling interest in Triangle for $12 million and recognized a gain on the sale of Triangle of $6 million, which is included in the gain on asset dispositions and other, net of impairment in our consolidated statements of operations.

Income from equity method investments. Income from equity method investments increased $50 million for the year ended December 31, 2022, when compared to the same period in 2021, primarily due to a gain on the sale of one of our real estate investments.

CORPORATE AND UNALLOCATED EXPENSES

The following table presents our corporate and unallocated expenses for the years ended December 31, 2022, 2021, and 2020 (in millions):

							Percent Change Increase/ (Decrease)	
		2022		**2021**		**2020**	**'22 vs.'21**	**'21 vs.'20**
Corporate general and administrative expenses	**$**	**160**	$	170	$	148	(6)%	15%
Gain on deconsolidation of subsidiary	**$**	**(3,357)**	$	—	$	—	n/m	n/m
Gain on asset dispositions and other, net of impairment	**$**	**(64)**	$	(71)	$	(115)	(10)%	(38)%
Interest expense including amortization of debt discount and deferred financing costs	**$**	**296**	$	618	$	656	(52)%	(6)%
Gain (loss) on extinguishment of debt	**$**	**3**	$	(7)	$	(10)	n/m	(30)%
Other (expense) income, net	**$**	**(129)**	$	(14)	$	325	n/m	n/m
Income tax (provision) benefit	**$**	**(913)**	$	173	$	720	n/m	(76)%
Net income attributable to the redeemable noncontrolling interests	**$**	**(20)**	$	(18)	$	(56)	11%	(68)%
Net (income) loss attributable to the noncontrolling interests	**$**	**(29)**	$	(70)	$	71	(59)%	n/m

n/m — not meaningful

Corporate general and administrative expenses. The table above and the explanation that follows cover total consolidated corporate general and administrative expenses. Corporate general and administrative expenses decreased in total by $10 million during 2022, when compared to the same period in 2021, primarily due to an $18 million decrease in employee compensation costs related to the reduction-in-force that occurred in the first quarter of 2021, as well as compensation expense savings within the current period as a result of the reduction-in-force, partially offset by an $8 million increase in general insurance expenses related to the cybersecurity incident that occurred in the fourth quarter of 2021.

Gain on deconsolidation of subsidiary. During the first quarter of 2022 we recorded a gain of $3,357 million related to the Deconsolidation, as discussed in *Deconsolidation of Diamond Sports Intermediate Holdings LLC* under *Note 1. Nature of Operations and Summary of Significant Accounting Policies* within the *Consolidated Financial Statements*.

Gain on asset dispositions and other, net of impairments. The table above shows total consolidated gain on asset dispositions and other, net of impairment. During the year ended December 31, 2022, we recognized $30 million of proceeds received from our insurance companies related to the cyber incident that occurred in the fourth quarter of 2021. The remainder of the amounts shown within the table above are discussed within the *Broadcast Segment*, *Local Sports Segment* and *Other* sections above.

Interest expense. The table above and explanation that follows cover total consolidated interest expense. Interest expense decreased by $322 million during 2022, when compared to the same period in 2021. The decrease is primarily due to a decrease in DSG interest expense of $364 million due to the Deconsolidation, as discussed in *Deconsolidation of Diamond Sports Intermediate Holdings LLC* under *Note 1. Nature of Operations and Summary of Significant Accounting Policies* within the *Consolidated Financial Statements*. Excluding the impact of the Deconsolidation, interest expense increased by $42 million primarily due to increased interest expense related to our variable rate debt.

Other (expense) income, net. Other expense, net increased by $115 million during 2022, when compared to the same period in 2021, primarily due to changes in the fair value of certain investments recorded at fair value. See *Note 6. Other Assets* within the *Consolidated Financial Statements* for further information.

Income tax (provision) benefit. The 2022 income tax provision for our pre-tax income of $3,614 million resulted in an effective tax rate of 25.3%. The 2021 income tax benefit for our pre-tax loss of $499 million resulted in an effective tax rate of 34.7%. The decrease in the effective tax rate from 2021 to 2022 is primarily due to the 2021 benefit from federal tax credits related to investments in sustainability initiatives.

As of December 31, 2022, we had a net deferred tax liability of $610 million as compared to a net deferred tax asset of $293 million as of December 31, 2021. The increase in net deferred tax liability primarily relates to the 2022 Deconsolidation, as discussed in *Deconsolidation of Diamond Sports Intermediate Holdings LLC* under *Note 1. Nature of Operations and Summary of Significant Accounting Policies* within the *Consolidated Financial Statements*.

As of December 31, 2022, we had $17 million of gross unrecognized tax benefits, all of which, if recognized, would favorably affect our effective tax rate. We recognized $2 million of income tax expense for interest related to uncertain tax positions for the year ended December 31, 2022. See *Note 12. Income Taxes* within the *Consolidated Financial Statements* for further information.

Net (income) loss attributable to the noncontrolling interests. For the year ended December 31, 2022, net income attributable to the noncontrolling interests decreased $41 million, when compared to the same period in 2021, primarily as a result of the Deconsolidation, as discussed in *Deconsolidation of Diamond Sports Intermediate Holdings LLC* under *Note 1. Nature of Operations and Summary of Significant Accounting Policies* within the *Consolidated Financial Statements.*

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2022, we had net working capital of approximately $1,075 million, including $884 million in cash and cash equivalent balances and $650 million of available borrowing capacity. Cash on hand, cash generated by our operations, and borrowing capacity under the STG Bank Credit Agreement are used as our primary sources of liquidity.

The STG Bank Credit Agreement includes a financial maintenance covenant, the first lien leverage ratio (as defined in the STG Bank Credit Agreement), which requires such ratio not to exceed 4.5x, measured as of the end of each fiscal quarter. As of December 31, 2022, the STG first lien leverage ratio was below 4.5x. Under the STG Bank Credit Agreement, a financial maintenance covenant is only applicable if 35% or more of the capacity (as a percentage of total commitments) under the revolving credit facility, measured as of the last day of each fiscal quarter, is drawn under the revolving credit facility as of such date. Since there was no utilization under the revolving credit facility as of December 31, 2022, STG was not subject to the financial maintenance covenant under the STG Bank Credit Agreement. The STG Bank Credit Agreement contains other restrictions and covenants with which STG was in compliance as of December 31, 2022.

On April 21, 2022, STG entered into the Fourth Amendment to the STG Bank Credit Agreement with JPMorgan Chase Bank, N.A., as administrative agent, the Guarantors and the lenders and other parties thereto (the "Fourth Amendment"). Pursuant to the Fourth Amendment, STG raised the STG Term Loan B-4 in an aggregate principal amount of $750 million, which matures on April 21, 2029. The proceeds from the STG Term Loan B-4 were used to refinance all of STG's outstanding STG Term Loan B-1 due January 2024 and to redeem the outstanding STG 5.875% Notes. In addition, the maturity of $612.5 million of the total $650 million of revolving commitments under the STG Bank Credit Agreement were extended to April 21, 2027, with the remaining $37.5 million continuing to mature on December 4, 2025.

During the second quarter of 2022, we purchased $118 million aggregate principal amount of the STG 5.125% Notes in open market transactions for consideration of $104 million. The STG 5.125% Notes acquired were canceled immediately following their acquisition.

For the year ending December 31, 2023, we expect capital expenditures to be within the range of $115 million to $125 million, primarily related to technical, maintenance, and building projects at our stations.

We have various contractual obligations which are recorded as liabilities in our consolidated financial statements, such as notes payable, finance leases, and commercial bank financing; operating leases; and active television program contracts. Certain other contractual obligations have not been recognized as liabilities in our consolidated financial statements, such as certain future television program contracts and network programming rights. Active television program contracts are included in the balance sheet as an asset and liability while future television program contracts are excluded until the cost is known, the program is available for its first showing or telecast, and the licensee has accepted the program. Industry protocol typically enables us to make payments for television program contracts on a three-month lag, which differs from the contractual timing. As of December 31, 2022, our significant contractual obligations include:

- Total debt, defined as current and long-term notes payable, finance leases, and commercial bank financing, including finance leases of affiliates, of $4,265 million, including current debt, due within the next 12 months, of $38 million. As of March 1, 2022, we no longer consolidate the debt of DSIH. See *Deconsolidation of Diamond Sports Intermediate Holdings LLC* under *Note 1. Nature of Operations and Summary of Significant Accounting Policies* within the *Consolidated Financial Statements.*

- Interest due on our total debt in the next twelve months of $275 million, including interest estimated on our variable rate debt calculated at an effective weighted average interest rate of 7.07% as of December 31, 2022.

- Contractual amounts owed through the expiration date of the underlying agreement for active and future television program contracts, network programming rights, and Tennis programming rights of $2,415 million, including $1,065 million due within the next 12 months. Network programming agreements may include variable fee components such as subscriber levels, which in certain circumstances have been estimated and reflected in the previous amounts based on current subscriber amounts.

See *Note 7. Notes Payable and Commercial Bank Financing*, *Note 8. Leases*, and *Note 9. Program Contracts* within the *Consolidated Financial Statements* for further information.

We anticipate that existing cash and cash equivalents, cash flow from our operations, and borrowing capacity under the STG Bank Credit Agreement will be sufficient to satisfy our debt service obligations, capital expenditure requirements, and working capital needs for the next twelve months. However, certain factors, including but not limited to, the severity and duration of the

COVID-19 pandemic, the war in Ukraine and other geopolitical matters and their resulting effect on the economy, our advertisers, and our Distributors and their subscribers, could affect our liquidity and our first lien leverage ratio which could affect our ability to access the full borrowing capacity under the STG Bank Credit Agreement. For our long-term liquidity needs, in addition to the sources described above, we may rely upon various sources, such as but not limited to, the issuance of long-term debt, the issuance of equity or other instruments convertible into or exchangeable for equity, or the sale of Company assets. However, there can be no assurance that additional financing or capital or buyers of our Company assets will be available, or that the terms of any transactions will be acceptable or advantageous to us.

Sources and Uses of Cash

The following table sets forth our cash flows for the years ended December 31, 2022, 2021, and 2020 (in millions):

	2022	2021	2020
Net cash flows from operating activities	$ 799	$ 327	$ 1,548
Cash flows used in investing activities:			
Acquisition of property and equipment	$ (105)	$ (80)	$ (157)
Acquisition of businesses, net of cash acquired	—	(4)	(16)
Spectrum repack reimbursements	4	24	90
Proceeds from the sale of assets	9	43	36
Deconsolidation of subsidiary cash	(315)	—	—
Purchases of investments	(75)	(256)	(139)
Distributions from investments	99	26	26
Other, net	2	1	1
Net cash flows used in investing activities	$ (381)	$ (246)	$ (159)
Cash flows used in financing activities:			
Proceeds from notes payable and commercial bank financing	$ 728	$ 357	$ 1,819
Repayments of notes payable, commercial bank financing, and finance leases	(863)	(601)	(1,739)
Repurchase of outstanding Class A Common Stock	(120)	(61)	(343)
Dividends paid on Class A and Class B Common Stock	(70)	(60)	(63)
Dividends paid on redeemable subsidiary preferred equity	(7)	(5)	(36)
Redemption of redeemable subsidiary preferred equity	—	—	(547)
Debt issuance costs	—	(1)	(19)
Distributions to noncontrolling interests	(12)	(95)	(32)
Distributions to redeemable noncontrolling interests	—	(6)	(383)
Other, net	(9)	(52)	(117)
Net cash flows used in financing activities	$ (353)	$ (524)	$ (1,460)

Operating Activities

Net cash flows from operating activities increased during the year ended December 31, 2022, when compared to the same period in 2021. The increase is primarily related to the receipt of income taxes receivable, increased cash collections on accounts receivable associated with increased political advertising revenue, as well as a partial period of payments for production and overhead costs, distributor rebate payments, and payments for sports rights as a result of the Deconsolidation, partially offset by the partial period of cash collections from Distributors and advertisers as a result of the Deconsolidation, as discussed in *Deconsolidation of Diamond Sports Intermediate Holdings LLC* under *Note 1. Nature of Operations and Summary of Significant Accounting Policies* within the *Consolidated Financial Statements*.

Investing Activities

Net cash flows used in investing activities increased during the year ended December 31, 2022, when compared to the same period in 2021. The increase is primarily related to the removal of DSIH's cash balance as a result of the Deconsolidation, as discussed in *Deconsolidation of Diamond Sports Intermediate Holdings LLC* under *Note 1. Nature of Operations and Summary of Significant Accounting Policies* within the *Consolidated Financial Statements*, partially offset by increased distributions from investments and decreased purchases of investments.

Financing Activities

Net cash flows used in financing activities decreased during the year ended December 31, 2022, when compared to the same period in 2021. The decrease is primarily related to the proceeds from the STG Term Loan B-4 issuance, partially offset by the repurchase of Class A Common Stock during 2022, the redemption of STG's Term Loan B-1, the redemption of the STG 5.875% Notes, and the partial redemption of the STG 5.125% Notes.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates and consider entering into derivative instruments primarily for the purpose of reducing the impact of changing interest rates on our floating rate debt and to reduce the impact of changing fair market values on our fixed rate debt. See *Note 7. Notes Payable and Commercial Bank Financing* within the *Consolidated Financial Statements* for further discussion. We did not have any outstanding derivative instruments during the three years ended December 31, 2022, 2021, and 2020. However, we did enter into an interest rate swap in February 2023. See *Subsequent Events* in *Note 1. Nature of Operations and Summary of Significant Accounting Policies* within the *Consolidated Financial Statements*.

We are exposed to risk from the changing interest rates of our variable rate debt issued under the STG Bank Credit Agreement. As of December 31, 2022, our total variable rate debt under the STG Bank Credit Agreement was $2,733 million. We estimate that adding 1% to respective interest rates would result in an increase in our interest expense of $27 million.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our Class A Common Stock is listed for trading on the NASDAQ stock market under the symbol "SBGI". Our Class B Common Stock is not traded on a public trading market or quotation system.

As of February 27, 2023, there are approximately 34 shareholders of record of our Class A Common Stock. Many of our shares of Class A Common Stock are held by brokers and institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

We intend to pay regular quarterly dividends to our stockholders, although all future dividends on our Common Stock, if any, will be at the discretion of our Board of Directors and will depend on several factors including our results of operations, cash requirements and surplus, financial condition, covenant restrictions, and other factors that the Board of Directors may deem relevant.

In February 2023, we declared a quarterly cash dividend of $0.25 per share.

See *Note 3. Stock-Based Compensation Plans* within the *Consolidated Financial Statements* for discussion of our stock-based compensation plans.

Comparative Stock Performance

The following line graph compares the yearly percentage change in the cumulative total shareholder return on our Class A Common Stock with the cumulative total return of the NASDAQ Composite Index and the cumulative total return of the NASDAQ Telecommunications Index (an index containing performance data of radio and television broadcast companies and communication equipment and accessories manufacturers) from December 31, 2017 through December 31, 2022. The performance graph assumes that an investment of $100 was made in the Class A Common Stock and in each Index on December 31, 2017 and that all dividends were reinvested. Total shareholder return is measured by dividing total dividends (assuming dividend reinvestment) plus share price change for a period by the share price at the beginning of the measurement period.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Sinclair Broadcast Group, Inc., the NASDAQ Composite Index
and the NASDAQ Telecommunications Index

*$100 invested on 12/31/17 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Company/Index/Market	12/31/2017	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022
Sinclair Broadcast Group, Inc.	100.00	71.33	92.04	91.20	77.71	**47.64**
NASDAQ Composite Index	100.00	97.16	132.81	192.47	235.15	**158.65**
NASDAQ Telecommunications Index	100.00	77.39	91.90	101.16	103.32	**75.55**

Stock Repurchases

The following table summarizes repurchases of our stock in the quarter ended December 31, 2022:

Period	Total Number of Shares Purchased (a)	Average Price Per Share	Total Number of Shares Purchased as Part of a Publicly Announced Program	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Program (in millions)
Class A Common Stock: (b)				
10/01/22 – 10/31/22	256,594	$ 18.61	256,594	$ 699
11/01/22 – 11/30/22	46,434	$ 17.83	46,434	$ 698
12/01/22 – 12/31/22	—	$ —	—	$ 698

(a) All repurchases were made in open-market transactions.

(b) On August 4, 2020, the Board of Directors authorized an additional $500 million share repurchase authorization in addition to the previous repurchase authorization of $1 billion. There is no expiration date and currently, management has no plans to terminate this program. For the year ended December 31, 2022, we repurchased approximately 4.9 million shares for $120 million under a Rule 10b5-1 plan. As of December 31, 2022, the total remaining purchase authorization was $698 million.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures and Internal Control over Financial Reporting

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the design and effectiveness of our disclosure controls and procedures and our internal control over financial reporting as of December 31, 2022.

The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to provide reasonable assurance that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to provide reasonable assurance that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to our management, including its principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The term "internal control over financial reporting," as defined in Rules 13a-15d-15(f) under the Exchange Act, means a process designed by, or under the supervision of our Chief Executive and Chief Financial Officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles ("GAAP") and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that our receipts and expenditures are being made in accordance with authorizations of management or our Board of Directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material adverse effect on our financial statements.

Assessment of Effectiveness of Disclosure Controls and Procedures

Based on the evaluation of our disclosure controls and procedures as of December 31, 2022, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Report of Management on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) ("COSO"). Based on our assessment, management has concluded that, as of December 31, 2022, our internal control over financial reporting was effective based on those criteria.

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in "Rules 13a-15(f) and 15d-15(f)" under the 'Exchange Act") during the quarter ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the Effectiveness of Controls

Management, including our Chief Executive Officer and Chief Financial Officer, do not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management's override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CONSOLIDATED BALANCE SHEETS
(In millions, except share and per share data)

As of December 31,		2022		2021
ASSETS				
CURRENT ASSETS:				
Cash and cash equivalents	$	884	$	816
Accounts receivable, net of allowance for doubtful accounts of $5 and $7, respectively		612		1,245
Income taxes receivable		5		152
Prepaid sports rights		—		85
Prepaid expenses and other current assets		182		173
Total current assets		1,683		2,471
Property and equipment, net		728		833
Operating lease assets		145		207
Deferred tax assets		—		293
Restricted cash		—		3
Goodwill		2,088		2,088
Indefinite-lived intangible assets		150		150
Customer relationships, net		444		3,904
Other definite-lived intangible assets, net		502		1,184
Other assets		964		1,408
Total assets (a)	$	6,704	$	12,541
LIABILITIES , REDEEMABLE NON-CONTROLLING INTERESTS, AND EQUITY				
Current liabilities:				
Accounts payable and accrued liabilities	$	397	$	655
Current portion of notes payable, finance leases, and commercial bank financing		38		69
Current portion of operating lease liabilities		23		35
Current portion of program contracts payable		83		97
Other current liabilities		67		346
Total current liabilities		608		1,202
Notes payable, finance leases, and commercial bank financing, less current portion		4,227		12,271
Operating lease liabilities, less current portion		154		205
Program contracts payable, less current portion		10		21
Deferred tax liabilities		610		—
Other long-term liabilities		220		351
Total liabilities (a)		5,829		14,050
Commitments and contingencies (See *Note 13*)				
Redeemable noncontrolling interests		194		197
Shareholders' Equity:				
Class A Common Stock, $0.01 par value, 500,000,000 shares authorized, 45,847,879 and 49,314,303 shares issued and outstanding, respectively		1		1
Class B Common Stock, $0.01 par value, 140,000,000 shares authorized, 23,775,056 and 23,775,056 shares issued and outstanding, respectively, convertible into Class A Common Stock		—		—
Additional paid-in capital		624		691
Retained Earnings (accumulated deficit)		122		(2,460)
Accumulated other comprehensive income (loss)		1		(2)
Total Sinclair Broadcast Group shareholders' equity (deficit)		748		(1,770)
Noncontrolling interests		(67)		64
Total equity (deficit)		681		(1,706)
Total liabilities, redeemable noncontrolling interests, and equity	$	6,704	$	12,541

The accompanying notes are an integral part of these consolidated financial statements.

(a) Our consolidated total assets as of December 31, 2022 and 2021 include total assets of VIEs of $115 million and $217 million, respectively, which can only be used to settle the obligations of the VIEs. Our consolidated total liabilities as of December 31, 2022 and 2021 include total liabilities of the VIEs of $18 million and $62 million, respectively, for which the creditors of the VIEs have no recourse to us. See *Note 14. Variable Interest Entities.*

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021, AND 2020
(In millions, except share and per share data)

		2022		2021		2020
REVENUES:						
Media revenues	$	3,894	$	6,083	$	5,843
Non-media revenues		34		51		100
Total revenues		3,928		6,134		5,943
OPERATING EXPENSES:						
Media programming and production expenses		1,942		4,291		2,735
Media selling, general and administrative expenses		812		908		832
Amortization of program contract costs		90		93		86
Non-media expenses		44		57		91
Depreciation of property and equipment		100		114		102
Corporate general and administrative expenses		160		170		148
Amortization of definite-lived intangible and other assets		221		477		572
Impairment of goodwill and definite-lived intangible assets		—		—		4,264
Gain on deconsolidation of subsidiary		(3,357)		—		—
Gain on asset dispositions and other, net of impairment		(64)		(71)		(115)
Total operating (gains) expenses		(52)		6,039		8,715
Operating income (loss)		3,980		95		(2,772)
OTHER INCOME (EXPENSE):						
Interest expense including amortization of debt discount and deferred financing costs		(296)		(618)		(656)
Gain (loss) on extinguishment of debt		3		(7)		(10)
Income (loss) from equity method investments		56		45		(36)
Other (expense) income, net		(129)		(14)		325
Total other expense, net		(366)		(594)		(377)
Income (loss) before income taxes		3,614		(499)		(3,149)
INCOME TAX (PROVISION) BENEFIT		(913)		173		720
NET INCOME (LOSS)		2,701		(326)		(2,429)
Net income attributable to the redeemable noncontrolling interests		(20)		(18)		(56)
Net (income) loss attributable to the noncontrolling interests		(29)		(70)		71
NET INCOME (LOSS) ATTRIBUTABLE TO SINCLAIR BROADCAST GROUP	$	2,652	$	(414)	$	(2,414)
EARNINGS PER COMMON SHARE ATTRIBUTABLE TO SINCLAIR BROADCAST GROUP:						
Basic earnings (loss) per share	$	37.54	$	(5.51)	$	(30.20)
Diluted earnings (loss) per share	$	37.54	$	(5.51)	$	(30.20)
Basic weighted average common shares outstanding (in thousands)		70,653		75,050		79,924
Diluted weighted average common and common equivalent shares outstanding (in thousands)		70,656		75,050		79,924

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021, AND 2020
(In millions)

	2022	2021	2020
Net income (loss)	$ 2,701	$ (326)	$ (2,429)
Adjustments to post-retirement obligations, net of taxes	3	1	(1)
Share of other comprehensive gain (loss) of equity method investments	3	7	(7)
Comprehensive income (loss)	2,707	(318)	(2,437)
Comprehensive income attributable to redeemable noncontrolling interests	(20)	(18)	(56)
Comprehensive (income) loss attributable to noncontrolling interests	(29)	(70)	71
Comprehensive income (loss) attributable to Sinclair Broadcast Group	$ 2,658	$ (406)	$ (2,422)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT) AND REDEEMABLE NONCONTROLLING INTERESTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021, AND 2020
(In millions, except share data)

	Redeemable Noncontrolling Interests	Sinclair Broadcast Group Shareholders								
		Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total Equity (Deficit)
		Shares	Values	Shares	Values					
BALANCE, December 31, 2019	$ 1,078	66,830,110	$ 1	24,727,682	$ —	$ 1,011	$ 492	$ (2)	$ 192	$ 1,694
Dividends declared and paid on Class A and Class B Common Stock ($0.80 per share)	—	—	—	—	—	—	(64)	—	—	(64)
Repurchases of Class A Common Stock	—	(19,418,934)	—	—	—	(343)	—	—	—	(343)
Class A Common Stock issued pursuant to employee benefit plans	—	1,841,495	—	—	—	53	—	—	—	53
Noncontrolling interests issued	22	—	—	—	—	—	—	—	—	—
Distributions to noncontrolling interests, net	—	—	—	—	—	—	—	—	(32)	(32)
Distributions to redeemable noncontrolling interests	(419)	—	—	—	—	—	—	—	—	—
Redemption of redeemable subsidiary preferred equity, net of fees	(547)	—	—	—	—	—	—	—	—	—
Other comprehensive loss	—	—	—	—	—	—	—	(8)	—	(8)
Net income (loss)	56	—	—	—	—	—	(2,414)	—	(71)	(2,485)
BALANCE, December 31, 2020	$ 190	49,252,671	$ 1	24,727,682	$ —	$ 721	$ (1,986)	$ (10)	$ 89	$ (1,185)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT) AND REDEEMABLE NONCONTROLLING INTERESTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021, AND 2020
(In millions, except share data)

| | Redeemable Noncontrolling Interest | Sinclair Broadcast Group Shareholders | | | | Additional Paid-In Capital | Accumulated Deficit | Accumulated Other Comprehensive Loss | Noncontrolling Interests | Total Deficit |
| | | Class A Common Stock | | Class B Common Stock | | | | | | |
		Shares	Values	Shares	Values					
BALANCE, December 31, 2020	$ 190	49,252,671	$ 1	24,727,682	$ —	$ 721	$ (1,986)	$ (10)	$ 89	$ (1,185)
Dividends declared and paid on Class A and Class B Common Stock ($0.80 per share)	—	—	—	—	—	—	(60)	—	—	(60)
Class B Common Stock converted into Class A Common Stock	—	952,626	—	(952,626)	—	—	—	—	—	—
Repurchases of Class A Common Stock	—	(2,438,585)	—	—	—	(61)	—	—	—	(61)
Class A Common Stock issued pursuant to employee benefit plans	—	1,547,591	—	—	—	31	—	—	—	31
Distributions to noncontrolling interests, net	(11)	—	—	—	—	—	—	—	(95)	(95)
Other comprehensive income	—	—	—	—	—	—	—	8	—	8
Net income (loss)	18	—	—	—	—	—	(414)	—	70	(344)
BALANCE, December 31, 2021	$ 197	49,314,303	$ 1	23,775,056	$ —	$ 691	$ (2,460)	$ (2)	$ 64	$ (1,706)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT) AND REDEEMABLE NONCONTROLLING INTERESTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021, AND 2020
(In millions, except share data)

| | Redeemable Noncontrolling Interests | Sinclair Broadcast Group Shareholders | | | | Additional Paid-In Capital | (Accumulated Deficit) Retained Earnings | Accumulated Other Comprehensive (Loss) Income | Noncontrolling Interests | Total (Deficit) Equity |
| | | Class A Common Stock | | Class B Common Stock | | | | | | |
		Shares	Values	Shares	Values					
BALANCE, December 31, 2021	$ 197	49,314,303	$ 1	23,775,056	$ —	$ 691	$ (2,460)	$ (2)	$ 64	$ (1,706)
Dividends declared and paid on Class A and Class B Common Stock ($1.00 per share)	—	—	—	—	—	—	(70)	—	—	(70)
Repurchases of Class A Common Stock	—	(4,850,398)	—	—	—	(120)	—	—	—	(120)
Class A Common Stock issued pursuant to employee benefit plans	—	1,383,974	—	—	—	53	—	—	—	53
Distributions to noncontrolling interests, net	(7)	—	—	—	—	—	—	—	(12)	(12)
Other comprehensive income	—	—	—	—	—	—	—	6	—	6
Deconsolidation of subsidiary	(16)	—	—	—	—	—	—	(3)	(148)	(151)
Net income	20	—	—	—	—	—	2,652	—	29	2,681
BALANCE, December 31, 2022	$ 194	45,847,879	$ 1	23,775,056	$ —	$ 624	$ 122	$ 1	$ (67)	$ 681

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021, AND 2020
(In millions)

	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 2,701	$ (326)	$ (2,429)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:			
Impairment of goodwill and definite-lived intangible assets	—	—	4,264
Amortization of sports programming rights	326	2,350	1,078
Amortization of definite-lived intangible and other assets	221	477	572
Depreciation of property and equipment	100	114	102
Amortization of program contract costs	90	93	86
Stock-based compensation	50	60	52
Deferred tax provision (benefit)	906	(92)	(604)
Gain on asset disposition and other, net of impairment	(11)	(69)	(119)
Gain on deconsolidation of subsidiary	(3,357)	—	—
(Income) loss from equity method investments	(56)	(45)	36
Loss (income) from investments	133	38	(152)
Distributions from investments	87	54	27
Sports programming rights payments	(325)	(1,834)	(1,345)
Rebate payments to distributors	(15)	(202)	—
(Gain) loss on extinguishment of debt	(3)	7	10
Measurement adjustment loss (gain) on variable payment obligations	3	(15)	(159)
Changes in assets and liabilities, net of acquisitions and deconsolidation of subsidiary:			
Decrease (increase) in accounts receivable	20	(187)	70
(Increase) decrease in prepaid expenses and other current assets	(96)	(86)	48
(Decrease) increase in accounts payable and accrued and other current liabilities	(14)	113	(3)
Net change in current and long-term net income taxes payable/receivable	147	(52)	(127)
Decrease in program contracts payable	(103)	(102)	(96)
(Decrease) increase in other long-term liabilities	(7)	3	198
Other, net	2	28	39
Net cash flows from operating activities	799	327	1,548
CASH FLOWS USED IN INVESTING ACTIVITIES:			
Acquisition of property and equipment	(105)	(80)	(157)
Acquisition of businesses, net of cash acquired	—	(4)	(16)
Spectrum repack reimbursements	4	24	90
Proceeds from the sale of assets	9	43	36
Deconsolidation of subsidiary cash	(315)	—	—
Purchases of investments	(75)	(256)	(139)
Distributions from investments	99	26	26
Other, net	2	1	1
Net cash flows used in investing activities	(381)	(246)	(159)
CASH FLOWS USED IN FINANCING ACTIVITIES:			
Proceeds from notes payable and commercial bank financing	728	357	1,819
Repayments of notes payable, commercial bank financing, and finance leases	(863)	(601)	(1,739)
Repurchase of outstanding Class A Common Stock	(120)	(61)	(343)
Dividends paid on Class A and Class B Common Stock	(70)	(60)	(63)
Dividends paid on redeemable subsidiary preferred equity	(7)	(5)	(36)
Redemption of redeemable subsidiary preferred equity	—	—	(547)
Debt issuance costs	—	(1)	(19)
Distributions to noncontrolling interests, net	(12)	(95)	(32)
Distributions to redeemable noncontrolling interests	—	(6)	(383)
Other, net	(9)	(52)	(117)
Net cash flows used in financing activities	(353)	(524)	(1,460)
NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	65	(443)	(71)
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, beginning of year	819	1,262	1,333
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, end of year	$ 884	$ 819	$ 1,262

SINCLAIR BROADCAST GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.   NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations

Sinclair Broadcast Group, Inc. ("SBG," the "Company," or sometimes referred to as "we" or "our") is a diversified media company with national reach and a strong focus on providing high-quality content on our local television stations, digital platform, and, prior to the Deconsolidation (defined below), regional and national sports networks. The content, distributed through our broadcast platform and third-party platforms, consists of programming provided by third-party networks and syndicators, local news, other original programming produced by us and our owned networks, and, prior to the Deconsolidation, college and professional sports. Additionally, we own digital media products that are complementary to our extensive portfolio of television station related digital properties and we have interests in, own, manage and/or operate technical and software services companies, research and development for the advancement of broadcast technology, and other media and non-media related businesses and assets, including real estate, venture capital, private equity, and direct investments.

As of December 31, 2022, we had one reportable segment for accounting purposes, broadcast. Prior to the Deconsolidation, we had two reportable segments for accounting purposes, broadcast and local sports. The broadcast segment consists primarily of our 185 broadcast television stations in 86 markets, which we own, provide programming and operating services pursuant to LMAs, or provide sales services and other non-programming operating services pursuant to other outsourcing agreements, such as JSAs and SSAs. These stations broadcast 636 channels as of December 31, 2022. For the purpose of this report, these 185 stations and 636 channels are referred to as "our" stations and channels. The local sports segment consisted primarily of our Bally Sports network brands ("Bally RSNs"), the Marquee Sports Network ("Marquee") joint venture, and a minority equity interest in the Yankee Entertainment and Sports Network, LLC ("YES Network") through February 28, 2022. On March 1, 2022, the Bally RSNs, Marquee, and YES Network were deconsolidated from our financial statements. See *Deconsolidation of Diamond Sports Intermediate Holdings LLC* below. Through February 28, 2022, we refer to the Bally RSNs and Marquee as "the RSNs." The RSNs and YES Network own the exclusive rights to air, among other sporting events, the games of professional sports teams in designated local viewing areas.

Principles of Consolidation

The consolidated financial statements include our accounts and those of our wholly-owned and majority-owned subsidiaries and VIEs for which we are the primary beneficiary. Noncontrolling interests represent a minority owner's proportionate share of the equity in certain of our consolidated entities. Noncontrolling interests which may be redeemed by the holder, and the redemption is outside of our control, are presented as redeemable noncontrolling interests. All intercompany transactions and account balances have been eliminated in consolidation.

We consolidate VIEs when we are the primary beneficiary. We are the primary beneficiary of a VIE when we have the power to direct the activities of the VIE that most significantly impact the economic performance of the VIE and have the obligation to absorb losses or the right to receive returns that would be significant to the VIE. See *Note 14. Variable Interest Entities* for more information on our VIEs.

Investments in entities over which we have significant influence but not control are accounted for using the equity method of accounting. Income (loss) from equity method investments represents our proportionate share of net income or loss generated by equity method investees.

Deconsolidation of Diamond Sports Intermediate Holdings LLC

On March 1, 2022, SBG's subsidiary Diamond Sports Intermediate Holdings, LLC, and certain of its subsidiaries (collectively "DSIH") completed a series of transactions (the "Transaction"). As part of the Transaction, the governance structure of DSIH was modified including changes to the composition of its Board of Managers, resulting in the Company's loss of voting control. As a result, DSIH, whose operations represented the entirety of our local sports segment, was deconsolidated from our consolidated financial statements effective as of March 1, 2022 (the "Deconsolidation"). The consolidated statement of operations for the year ended December 31, 2022 therefore includes two months of activity related to DSIH prior to the Deconsolidation. Subsequent to February 28, 2022, the assets and liabilities of DSIH are no longer included within our consolidated balance sheets. Any discussions related to results, operations, and accounting policies associated with DSIH are referring to the periods prior to the Deconsolidation.

Upon Deconsolidation, we recognized a gain before income taxes of approximately $3,357 million, which is recorded within gain on deconsolidation of subsidiary in our consolidated statements of operations. Subsequent to the Deconsolidation, we accounted for our equity ownership interest in DSIH under the equity method of accounting. See *Note 6. Other Assets* for more information.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses in the consolidated financial statements and in the disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

The impact of the war in Ukraine and COVID-19 pandemic continues to create significant uncertainty and disruption in the global economy and financial markets. It is reasonably possible that these uncertainties could further materially impact our estimates related to, but not limited to, revenue recognition, goodwill and intangible assets, program contract costs and income taxes. As a result, many of our estimates and assumptions require increased judgment and carry a higher degree of variability and volatility. Our estimates may change as new events occur and additional information emerges, and such changes are recognized or disclosed in our consolidated financial statements.

Recent Accounting Pronouncements

In June 2016, the FASB issued amended guidance on the accounting for credit losses on financial instruments. Among other provisions, this guidance introduces a new impairment model for most financial assets and certain other instruments. For trade and other receivables, held-to-maturity debt securities, loans, and other instruments, entities will be required to use a forward-looking "expected loss" model that will replace the current "incurred loss" model that will generally result in the earlier recognition of allowances for losses. We adopted this guidance during the first quarter of 2020. The impact of the adoption did not have a material impact on our consolidated financial statements.

In August 2018, the FASB issued guidance which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software, with the capitalized implementation costs of a hosting arrangement that is a service contract expensed over the term of the hosting arrangement. We adopted this guidance during the first quarter of 2020. The impact of the adoption did not have a material impact on our consolidated financial statements.

In October 2018, the FASB issued guidance for determining whether a decision-making fee is a variable interest. The amendments require organizations to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety, as currently required in generally accepted accounting principles ("GAAP"). We adopted this guidance during the first quarter of 2020. The impact of the adoption did not have a material impact on our consolidated financial statements.

In March 2019, the FASB issued guidance which requires that an entity test a film or license agreement within the scope of Subtopic 920-350 for impairment at the film group level, when the film or license agreement is predominantly monetized with other films and/or license agreements. We adopted this guidance during the first quarter of 2020. The impact of the adoption did not have a material impact on our consolidated financial statements.

In December 2019, the FASB issued guidance which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. ASU 2019-12 will be effective for interim and annual periods beginning after December 15, 2020. Early adoption is permitted. We early adopted this guidance during the third quarter of 2020. The impact of the adoption did not have a material impact on our consolidated financial statements.

In March 2020, the FASB issued guidance providing optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by the discontinuation of the London Interbank Offered Rate ("LIBOR") or by another reference rate expected to be discontinued. The guidance was effective for all entities immediately upon issuance of the update and may be applied prospectively to applicable transactions existing as of or entered into from the date of adoption through December 31, 2024. We adopted this guidance upon issuance and it did not have an impact on our consolidated financial statements.

In October 2021, the FASB issued guidance to improve the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice. ASU 2021-08 requires that an acquiring entity recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606, as if it had originated the contracts. The guidance is effective for acquisitions that close after December 15, 2022, including interim periods within those fiscal years. We are currently evaluating the impact of this guidance, but do not expect a material impact on our consolidated financial statements.

Cash and Cash Equivalents

We consider all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable

We regularly review accounts receivable and determine an appropriate estimate for the allowance for doubtful accounts based upon the impact of economic conditions on the merchant's ability to pay, past collection experience, and such other factors which, in management's judgment, deserve current recognition. In turn, a provision is charged against earnings in order to maintain the appropriate allowance level.

A rollforward of the allowance for doubtful accounts for the years ended December 31, 2022, 2021, and 2020 is as follows (in millions):

	2022		2021		2020
Balance at beginning of period	$ 7	$	5	$	8
Charged to expense	4		3		2
Net write-offs	(6)		(1)		(5)
Balance at end of period	$ 5	$	7	$	5

As of December 31, 2022, one customer accounted for 13% of our accounts receivable, net. As of December 31, 2021, three customers accounted for 15%, 15%, and 12%, respectively, of our accounts receivable, net. As of December 31, 2020, three customers accounted for 19%, 17%, and 15%, respectively, of our accounts receivable, net. For purposes of this disclosure, a single customer may include multiple entities under common control.

Broadcast Television Programming

We have agreements with programming syndicators for the rights to television programming over contract periods, which generally run from one to seven years. Contract payments are made in installments over terms that are generally equal to or shorter than the contract period. Pursuant to accounting guidance for the broadcasting industry, an asset and a liability for the rights acquired and obligations incurred under a license agreement are reported on the balance sheet when the cost of each program is known or reasonably determinable, the program material has been accepted by the licensee in accordance with the conditions of the license agreement, and the program is available for its first showing or telecast. The portion of program contracts which becomes payable within one year is reflected as a current liability in the accompanying consolidated balance sheets.

The rights to this programming are reflected in the accompanying consolidated balance sheets at the lower of unamortized cost or fair value. Program contract costs are amortized on a straight-line basis except for contracts greater than three years which are amortized utilizing an accelerated method. Program contract costs estimated by management to be amortized in the succeeding year are classified as current assets. Payments of program contract liabilities are typically made on a scheduled basis and are not affected by amortization or fair value adjustments.

Fair value is determined utilizing a discounted cash flow model based on management's expectation of future advertising revenues, net of sales commissions, to be generated by the program material. We assess our program contract costs on a quarterly basis to ensure the costs are recorded at the lower of unamortized cost or fair value.

Sports Programming Rights

Prior to the Deconsolidation, DSIH had multi-year program rights agreements that provided DSIH with the right to produce and telecast professional live sports games within a specified territory in exchange for a rights fee. A prepaid asset was recorded for rights acquired related to future games upon payment of the contracted fee. The assets recorded for the acquired rights were classified as current or non-current based on the period when the games were expected to be aired. Liabilities were recorded for any program rights obligations that were incurred but not yet paid at period end. We amortized these programming rights as an expense over each season based upon contractually stated rates. Amortization was accelerated in the event that the stated contractual rates over the term of the rights agreement resulted in an expense recognition pattern that was inconsistent with the projected growth of revenue over the contractual term.

The NBA and NHL delayed the start of their 2020-2021 seasons until December 22, 2020 and January 13, 2021, respectively, and both leagues postponed games in the fourth quarter 2021 and rescheduled these games to be played in the first quarter 2022. The sports rights expense associated with these seasons was recognized over the modified term of these seasons.

Impairment of Goodwill, Indefinite-lived Intangible Assets, and Other Long-lived Assets

We evaluate our goodwill and indefinite lived intangible assets for impairment annually in the fourth quarter, or more frequently, if events or changes in circumstances indicate that an impairment may exist. Our goodwill has been allocated to, and is tested for impairment at, the reporting unit level. A reporting unit is an operating segment or a component of an operating segment to the extent that the component constitutes a business for which discrete financial information is available and regularly reviewed by management. Components of an operating segment with similar characteristics are aggregated when testing goodwill for impairment.

In the performance of our annual assessment of goodwill for impairment, we have the option to qualitatively assess whether it is more likely than not that a reporting unit has been impaired. As part of this qualitative assessment, we weigh the relative impact of factors that are specific to the reporting units as well as industry, regulatory, and macroeconomic factors that could affect the significant inputs used to determine the fair value of the assets. We also consider the significance of the excess fair value over carrying value in prior quantitative assessments.

If we conclude that it is more likely than not that a reporting unit is impaired, or if we elect not to perform the optional qualitative assessment, we will determine the fair value of the reporting unit and compare it to the net book value of the reporting unit. If the fair value is less than the net book value, we will record an impairment to goodwill for the amount of the difference. We estimate the fair value of our reporting units utilizing the income approach involving the performance of a discounted cash flow analysis. Our discounted cash flow model is based on our judgment of future market conditions based on our internal forecast of future performance, as well as discount rates that are based on a number of factors including market interest rates, a weighted average cost of capital analysis, and includes adjustments for market risk and company specific risk.

Our indefinite-lived intangible assets consist primarily of our broadcast licenses and a trade name. For our annual impairment test for indefinite-lived intangible assets, we have the option to perform a qualitative assessment to determine whether it is more likely than not that these assets are impaired. As part of this qualitative assessment we weigh the relative impact of factors that are specific to the indefinite-lived intangible assets as well as industry, regulatory, and macroeconomic factors that could affect the significant inputs used to determine the fair value of the assets. We also consider the significance of the excess fair value over carrying value in prior quantitative assessments. When evaluating our broadcast licenses for impairment, the qualitative assessment is done at the market level because the broadcast licenses within the market are complementary and together enhance the single broadcast license of each station. If we conclude that it is more likely than not that one of our broadcast licenses is impaired, we will perform a quantitative assessment by comparing the aggregate fair value of the broadcast licenses in the market to the respective carrying values. We estimate the fair values of our broadcast licenses using the Greenfield method, which is an income approach. This method involves a discounted cash flow model that incorporates several variables, including, but not limited to, market revenues and long-term growth projections, estimated market share for the typical participant without a network affiliation, and estimated profit margins based on market size and station type. The model also assumes outlays for capital expenditures, future terminal values, an effective tax rate assumption and a discount rate based on a number of factors including market interest rates, a weighted average cost of capital analysis based on the target capital structure for a television station, and includes adjustments for market risk and company specific risk. If the carrying amount of the broadcast licenses exceeds the fair value, then an impairment loss is recorded to the extent that the carrying value of the broadcast licenses exceeds the fair value.

We evaluate our long-lived assets, including definite-lived intangible assets, for impairment if events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. We evaluate the recoverability of long-lived assets by comparing the carrying amount of the assets within an asset group to the estimated undiscounted future cash flows associated with the asset group. An asset group represents the lowest level of cash flows generated by a group of assets that are largely independent of the cash flows of other assets. At the time that such evaluations indicate that the future undiscounted cash flows are not sufficient to recover the carrying value of the asset group, an impairment loss is determined by comparing the estimated fair value of the asset group to the carrying value. We estimate fair value using an income approach involving the performance of a discounted cash flow analysis.

During the years ended December 31, 2022 and 2021, we did not identify any indicators that our goodwill, indefinite-lived or long-lived assets may not be recoverable. See *Note 5. Goodwill, Indefinite-Lived Intangible Assets, and Other Intangible Assets* for more information.

During the year ended December 31, 2020, the RSNs included in the local sports segment prior to the Deconsolidation were negatively impacted by the loss of three Distributors in 2020. In addition, their existing Distributors experienced elevated levels of subscriber erosion which we believe was influenced, in part, by shifting consumer behaviors resulting from media fragmentation, the economic environment, the COVID-19 pandemic, and related uncertainties. As a result of these factors, we performed an impairment test of the RSN reporting units' goodwill and long-lived asset groups during the third quarter of 2020 which resulted in a non-cash impairment charge of goodwill of $2,615 million, customer relationships of $1,218 million, and other definite-lived intangible assets of $431 million, included within impairment of goodwill and definite-lived intangible assets in our consolidated statements of operations for the year ended December 31, 2020.

We believe we have made reasonable estimates and utilized appropriate assumptions in the performance of our impairment assessments. If future results are not consistent with our assumptions and estimates, including future events such as a deterioration of market conditions, loss of significant customers, and significant increases in discount rates, among other factors, we could be exposed to impairment charges in the future. Any resulting impairment loss could have a material adverse impact on our consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows.

When factors indicate that there may be a decrease in value of an equity method investment, we assess whether a loss in value has occurred. If that loss is deemed to be other than temporary, an impairment loss is recorded accordingly. For any equity method investments that indicate a potential impairment, we estimate the fair values of those investments using a combination of a market-based approach, which considers earnings and cash flow multiples of comparable businesses and recent market transactions, as well as an income approach involving the performance of a discounted cash flow analysis. See *Note 6. Other Assets* for more information.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2022 and 2021 (in millions):

	2022	2021
Compensation and employee benefits	$ 100	$ 142
Interest	11	126
Programming related obligations	151	227
Legal, litigation, and regulatory	10	6
Accounts payable and other operating expenses	125	154
Total accounts payable and accrued liabilities	$ 397	$ 655

We expense these activities when incurred.

Income Taxes

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We provide a valuation allowance for deferred tax assets if we determine that it is more likely than not that some or all of the deferred tax assets will not be realized. In evaluating our ability to realize net deferred tax assets, we consider all available evidence, both positive and negative, including our past operating results, tax planning strategies, current and cumulative losses, and forecasts of future taxable income. In considering these sources of taxable income, we must make certain judgments that are based on the plans and estimates used to manage our underlying businesses on a long-term basis. As of December 31, 2022 and 2021, a valuation allowance has been provided for deferred tax assets related to certain temporary basis differences, interest expense carryforwards under the IRC Section 163(j) and a substantial amount of our available state net operating loss carryforwards based on past operating results, expected timing of the reversals of existing temporary basis differences, alternative tax strategies and projected future taxable income. Future changes in operating and/or taxable income or other changes in facts and circumstances could significantly impact the ability to realize our deferred tax assets which could have a material effect on our consolidated financial statements.

Management periodically performs a comprehensive review of our tax positions, and we record a liability for unrecognized tax benefits if such tax positions are more likely than not to be sustained upon examination based on their technical merits, including the resolution of any appeals or litigation processes. Significant judgment is required in determining whether positions taken are more likely than not to be sustained, and it is based on a variety of facts and circumstances, including interpretation of the relevant federal and state income tax codes, regulations, case law, and other authoritative pronouncements. Based on this analysis, the status of ongoing audits and the expiration of applicable statute of limitations, liabilities are adjusted as necessary. The resolution of audits is unpredictable and could result in tax liabilities that are significantly higher or lower than for what we have provided. See *Note 12. Income Taxes*, for further discussion of accrued unrecognized tax benefits.

Supplemental Information — Statements of Cash Flows

During the years ended December 31, 2022, 2021, and 2020, we had the following cash transactions (in millions):

	2022		2021		2020
Income taxes paid	$	18	$	16	$	11
Income tax refunds	$	158	$	44	$	2
Interest paid	$	387	$	583	$	634

Non-cash investing activities included property and equipment purchases of $5 million for each of the years ended December 31, 2022 and 2021 and $6 million for the year ended December 31, 2020; the receipt of equipment with a fair value of $58 million in connection with completing the repack process as more fully described in *Note 2. Acquisitions and Dispositions of Assets* for the year ended December 31, 2021; and the transfer of an asset for property of $7 million for the year ended December 31, 2020.

During the years ended December 31, 2022 and 2021, we received equity shares in investments valued at $3 million and $6 million, respectively, in exchange for an equivalent value of advertising spots. During the year ended December 31, 2020 the Company entered into a commercial agreement with Bally's and received equity interests in the business with a value of $199 million. See *Note 6. Other Assets* and *Note 18. Fair Value Measurements* for further discussion. Non-cash transactions related to sports rights were $22 million for the year ended December 31, 2020.

Revenue Recognition

The following table presents our revenue disaggregated by type and segment for the years ended December 31, 2022, 2021, and 2020 (in millions):

For the year ended December 31, 2022	Broadcast		Local sports		Other		Eliminations		Total	
Distribution revenue	$	1,530	$	433	$	180	$	—	$	2,143
Advertising revenue		1,399		44		233		(62)		1,614
Other media, non-media, and intercompany revenue		142		5		60		(36)		171
Total revenues	$	3,071	$	482	$	473	$	(98)	$	3,928

For the year ended December 31, 2021	Broadcast		Local sports		Other		Eliminations		Total	
Distribution revenue	$	1,475	$	2,620	$	193	$	—	$	4,288
Advertising revenue		1,106		409		217		(41)		1,691
Other media, non-media, and intercompany revenue		176		27		71		(119)		155
Total revenues	$	2,757	$	3,056	$	481	$	(160)	$	6,134

For the year ended December 31, 2020	Broadcast		Local sports		Other		Eliminations		Total	
Distribution revenue	$	1,414	$	2,472	$	199	$	—	$	4,085
Advertising revenue		1,364		196		131		(2)		1,689
Other media, non-media, and intercompany revenue		144		18		121		(114)		169
Total revenues	$	2,922	$	2,686	$	451	$	(116)	$	5,943

Distribution Revenue. We generate distribution revenue through fees received from Distributors for the right to distribute our stations, other properties, and, prior to the Deconsolidation, the RSNs. Distribution arrangements are generally governed by multi-year contracts and the underlying fees are based upon a contractual monthly rate per subscriber. These arrangements represent licenses of intellectual property; revenue is recognized as the signal or network programming is provided to our customers ("as usage occurs") which corresponds with the satisfaction of our performance obligation. Revenue is calculated based upon the contractual rate multiplied by an estimated number of subscribers. Our customers will remit payments based upon actual subscribers a short time after the conclusion of a month, which generally does not exceed 120 days. Historical adjustments to subscriber estimates have not been material.

Advertising Revenue. We generate advertising revenue primarily from the sale of advertising spots/impressions within our broadcast television, digital platforms, and, prior to the Deconsolidation, the RSNs. Advertising revenue is recognized in the period in which the advertising spots/impressions are delivered. In arrangements where we provide audience ratings guarantees, to the extent that there is a ratings shortfall, we will defer a proportionate amount of revenue until the ratings shortfall is settled through the delivery of additional advertising. The term of our advertising arrangements is generally less than one year and the timing between when an advertisement is aired and when payment is due is not significant. In certain circumstances, we require customers to pay in advance; payments received in advance of satisfying our performance obligations are reflected as deferred revenue.

Practical Expedients and Exemptions. We expense sales commissions when incurred because the period of benefit for these costs is one year or less. These costs are recorded within media selling, general and administrative expenses. In accordance with ASC 606, we do not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) distribution arrangements which are accounted for as a sales/usage based royalty.

Arrangements with Multiple Performance Obligations. Our contracts with customers may include multiple performance obligations. For such arrangements, we allocate revenues to each performance obligation based on its relative standalone selling price, which is generally based on the prices charged to customers.

Deferred Revenues. We record deferred revenue when cash payments are received or due in advance of our performance, including amounts which are refundable. We classify deferred revenue as either current in other current liabilities or long-term in other long-term liabilities within our consolidated balance sheets, based on the timing of when we expect to satisfy our performance obligations. Deferred revenue was $200 million, $235 million, and $233 million as of December 31, 2022, 2021, and 2020, respectively, of which $144 million, $164 million, and $184 million as of December 31, 2022, 2021, and 2020, respectively, was reflected in other long-term liabilities in our consolidated balance sheets. Deferred revenue recognized during the years ended December 31, 2022 and 2021 that was included in the deferred revenue balance as of December 31, 2021 and 2020 was $62 million and $45 million, respectively.

On November 18, 2020, the Company and DSG entered into an enterprise-wide commercial agreement with Bally's Corporation, including providing certain branding integrations in our regional sports networks, broadcast networks, and other properties. These branding integrations include naming rights associated with the majority of our regional sports networks (other than Marquee). The initial term of this arrangement is ten years and we began performing under this arrangement in 2021. The Company received non-cash consideration initially valued at $199 million which is reflected as a contract liability and recognized as revenue as the performance obligations under the arrangement are satisfied. See *Note 6. Other Assets* for more information.

For the year ended December 31, 2022, three customers accounted for 12%, 11%, and 10%, respectively, of our total revenues. For the year ended December 31, 2021, three customers accounted for 19%, 18%, and 14%, respectively, of our total revenues. For the year ended December 31, 2020, three customers accounted for 18%, 17%, and 12%, respectively, of our total revenues. For purposes of this disclosure, a single customer may include multiple entities under common control.

Advertising Expenses

Promotional advertising expenses are recorded in the period when incurred and are included in media production and other non-media expenses. Total advertising expenses, net of advertising co-op credits, were $9 million, $22 million, and $23 million for the years ended December 31, 2022, 2021, and 2020.

Financial Instruments

Financial instruments, as of December 31, 2022 and 2021, consisted of cash and cash equivalents, trade accounts receivable, accounts payable, accrued liabilities, stock options and warrants, and notes payable. The carrying amounts approximate fair value for each of these financial instruments, except for the notes payable. See *Note 18. Fair Value Measurements* for additional information regarding the fair value of notes payable.

Post-retirement Benefits

We maintain a supplemental executive retirement plan which we inherited upon the acquisition of certain stations. As of December 31, 2022, the estimated projected benefit obligation was $14 million, of which $1 million is included in accrued expenses and $13 million is included in other long-term liabilities in our consolidated balance sheets. At December 31, 2022, the projected benefit obligation was measured using a 5.20% discount rate compared to a discount rate of 2.61% for the year ended December 31, 2021. For the years ended December 31, 2022 and 2021, we made $1 million and $2 million, respectively, in benefit payments. We recognized actuarial gains of $3 million and $1 million through other comprehensive income for the years ended December 31, 2022 and 2021, respectively. For each of the years ended December 31, 2022 and 2021, we recognized $1 million of periodic pension expense, reported in other (expense) income, net in our consolidated statements of operations.

We also maintain other post-retirement plans provided to certain employees. The plans are voluntary programs that primarily allow participants to defer eligible compensation and they may also qualify to receive a discretionary match on their deferral. As of December 31, 2022, the assets and liabilities included in our consolidated balance sheets related to deferred compensation plans were $41 million and $35 million, respectively.

Reclassifications

Certain reclassifications have been made to prior years' consolidated financial statements to conform to the current year's presentation.

Subsequent Events

STG entered into an interest rate swap effective February 7, 2023 and terminating on February 28, 2026. The swap agreement has a notional amount of $600 million and bears a fixed interest rate of 3.9%.

On February 10, 2023, we entered into an agreement to facilitate the purchase of the remaining 175,000 units of the Redeemable Subsidiary Preferred Equity, as defined in *Redeemable Subsidiary Preferred Equity* within *Note 10. Redeemable Noncontrolling Interests,* for an aggregate purchase price of $190 million representing 95% of the sum of the remaining unreturned capital contribution of $175 million, and accrued and unpaid dividends up to, but not including, the date of purchase.

2. ACQUISITIONS AND DISPOSITIONS OF ASSETS:

During the years ended December 31, 2021 and 2020, we acquired certain businesses for an aggregate purchase price, net of cash acquired, of $26 million, including working capital adjustments and other adjustments. There were no acquisitions during the year ended December 31, 2022.

The following summarizes the acquisition activity during the years ended December 31, 2021 and 2020:

2021 Acquisitions

During the year ended December 31, 2021, we completed the acquisition of ZypMedia for approximately $7 million in cash. The acquired assets and liabilities were recorded at fair value as of the closing date of the transactions.

During the year ended December 31, 2021, we purchased 360iA, LLC for $5 million, with $2 million being paid in cash and the remaining to be paid in $1 million increments on each of the first three anniversaries following the closing date.

2020 Acquisitions

During the year ended December 31, 2020, we completed the acquisition of the license asset and certain non-license assets of a radio station for $7 million and the license assets and certain non-license assets of two television stations for $9 million. The acquisitions were completed using cash on hand.

Financial Results of Acquisitions

The following tables summarize the results of the net revenues and operating loss included in the financial statements of the Company beginning on the acquisition date of each acquisition as listed below (in millions):

	2022		2021		2020	
Revenues:						
Other acquisitions in 2020	$	—	$	4	$	3
Other acquisitions in 2021		72		8		—
Total net revenues	$	72	$	12	$	3
	2022		2021		2020	
Operating Loss:						
Other acquisitions in 2020	$	—	$	(9)	$	(2)
Other acquisitions in 2021		(7)		(45)		—
Total operating loss	$	(7)	$	(54)	$	(2)

In connection with the 2020 acquisition, for the year ended December 31, 2020 we recognized $5 million of transaction costs which we expensed as incurred and classified as corporate general and administrative expenses in our consolidated statements of operations.

Dispositions

2021 Dispositions. In September 2021, we sold all of our radio broadcast stations, KOMO-FM, KOMO-AM, KPLZ-FM and KVI-AM in Seattle, WA, for consideration valued at $13 million. For the year ended December 31, 2021, we recorded a net loss of $12 million related to the sale, which is included within gain on asset dispositions and other, net of impairment in our consolidated statements of operations, and was primarily related to the write-down of the carrying value of the assets to estimate the selling price.

In June 2021, we sold our controlling interest in Triangle Sign & Service, LLC ("Triangle") for $12 million. We recorded a gain on the sale of Triangle of $6 million, of which $3 million was attributable to noncontrolling interests, for the year ended December 31, 2021, which is included in the gain on asset dispositions and other, net of impairment and net (income) loss attributable to the noncontrolling interests, respectively, in our consolidated statements of operations.

In February 2021, we sold two of our television broadcast stations, WDKA-TV in Paducah, KY and KBSI-TV in Cape Girardeau, MO, for an aggregate sale price of $28 million. We recorded a gain of $12 million for the year ended December 31, 2021, which is included within gain on asset dispositions and other, net of impairment in our consolidated statements of operations.

2020 Dispositions. In January 2020, we agreed to sell the license and non-license assets of WDKY-TV in Lexington, KY and certain non-license assets associated with KGBT-TV in Harlingen, Texas for an aggregate purchase price of $36 million. The KGBT-TV and WDKY-TV transactions closed during the first and third quarters of 2020, respectively, and we recorded gains of $8 million and $21 million, respectively, for the year ended December 31, 2020, which are included within gain on asset dispositions and other, net of impairment in our consolidated statements of operations.

Broadcast Incentive Auction. In 2012, Congress authorized the FCC to conduct so-called "incentive auctions" to auction and re-purpose broadcast television spectrum for mobile broadband use. Pursuant to the auction, television broadcasters submitted bids to receive compensation for relinquishing all or a portion of their rights in the television spectrum of their full-service and Class A stations. Low power stations were not eligible to participate in the auction and are not protected and therefore may be displaced or forced to go off the air as a result of the post-auction repacking process.

In the repacking process associated with the auction, the FCC has reassigned some stations to new post-auction channels. We do not expect reassignment to new channels to have a material impact on our coverage. We have received notification from the FCC that 100 of our stations have been assigned to new channels. Legislation has provided the FCC with a $3 billion fund to reimburse reasonable costs incurred by stations that are reassigned to new channels in the repack. We expect that the reimbursements from the fund will cover the majority of our expenses related to the repack. We recorded gains related to reimbursements for the spectrum repack costs incurred of $4 million, $24 million, and $90 million for the years ended December 31, 2022, 2021, and 2020, respectively, which are recorded within gain on asset dispositions and other, net of impairment in our consolidated statements of operations. For the years ended December 31, 2022, 2021, and 2020, capital expenditures related to the spectrum repack were $1 million, $12 million, and $61 million, respectively.

In December 2020, the FCC began a similar repacking process associated with a portion of the C-Band spectrum in order to free up this spectrum for the use of 5G wireless services. The repack is scheduled to be completed in two phases, the first ended on December 31, 2021 and the second will end on December 31, 2023. Prior to the Deconsolidation, DSG entered into an agreement with a communications provider in which they received equipment to complete the repack process at a maximum cost to DSG of $15 million. Prior to the Deconsolidation, for the year ended December 31, 2021, we recognized a gain of $43 million, which is recorded within gain on asset dispositions and other, net of impairment in our consolidated statements of operations, equal to the fair value of the equipment that DSG received of $58 million, less the maximum cost to DSG of $15 million.

3.   STOCK-BASED COMPENSATION PLANS:

In June 1996, our Board of Directors adopted, upon approval of the shareholders by proxy, the 1996 Long-Term Incentive Plan ("LTIP"). The purpose of the LTIP is to reward key individuals for making major contributions to our success and the success of our subsidiaries and to attract and retain the services of qualified and capable employees. Under the LTIP, we have issued restricted stock awards ("RSAs"), stock grants to our non-employee directors, stock-settled appreciation rights ("SAR"), and stock options. In June 2022, our Board of Directors adopted, upon approval of the shareholders by proxy, the 2022 Stock Incentive Plan ("SIP"). Upon approval of the SIP, it succeeded the LTIP and no additional awards were granted under the LTIP. All outstanding awards granted under the LTIP will remain subject to their original terms. The purpose of the SIP is to provide stock-based incentives that align the interests of employees, consultants, and outside directors with those of the stockholders of the Company by motivating its employees to achieve long-term results and rewarding them for their achievements, and to attract and retain the types of employees, consultants, and outside directors who will contribute to the Company's long-range success.

A total of 10,498,506 shares of Class A Common Stock are reserved for awards under the SIP. As of December 31, 2022, 10,407,805 shares were available for future grants. Additionally, we have the following arrangements that involve stock-based compensation: employer matching contributions for participants in our 401(k) plan, an employee stock purchase plan ("ESPP"), and subsidiary stock awards. Stock-based compensation expense has no effect on our consolidated cash flows. For the years ended December 31, 2022, 2021, and 2020, we recorded stock-based compensation of $50 million, $60 million, and $51 million, respectively. Below is a summary of the key terms and methods of valuation of our stock-based compensation awards:

RSAs. RSAs issued in 2022, 2021, and 2020 have certain restrictions that generally lapse over two years at 50% and 50%, respectively. As the restrictions lapse, the Class A Common Stock may be freely traded on the open market. Unvested RSAs are entitled to dividends, and therefore, are included in weighted shares outstanding, resulting in a dilutive effect on basic and diluted earnings per share. The fair value assumes the closing value of the stock on the measurement date.

The following is a summary of changes in unvested restricted stock:

	RSAs	Weighted-Average Price	
Unvested shares at December 31, 2021	501,381	$	28.87
2022 Activity:			
Granted	649,542		27.10
Vested	(659,056)		26.64
Forfeited	(14,146)		29.55
Unvested shares at December 31, 2022	477,721	$	29.53

For the years ended December 31, 2022, 2021, and 2020, we recorded compensation expense of $19 million, $21 million, and $23 million, respectively. The majority of the unrecognized compensation expense of $5 million as of December 31, 2022 will be recognized in 2023.

Stock Grants to Non-Employee Directors. In addition to fees paid in cash to our non-employee directors, on the date of each annual meeting of shareholders, each non-employee director receives a grant of unrestricted shares of Class A Common Stock. We issued 60,732 shares in 2022, 45,836 shares in 2021, and 63,600 shares in 2020. We recorded expense of $2 million for each of the years ended December 31, 2022 and 2021 and $1 million for the year ended December 31, 2020, which was based on the average share price of the stock on the date of grant. Additionally, these shares are included in the total shares outstanding, which results in a dilutive effect on our basic and diluted earnings per share.

SARs. These awards entitle holders to the appreciation in our Class A Common Stock over the base value of each SAR over the term of the award. The SARs have a 10-year term with vesting periods ranging from zero to four years. The base value of each SAR is equal to the closing price of our Class A Common Stock on the date of grant. For the years ended December 31, 2022, 2021, and 2020, we recorded compensation expense of $10 million, $15 million, and $6 million, respectively.

The following is a summary of the 2022 activity:

	SARs	Weighted-Average Price	
Outstanding SARs at December 31, 2021	2,295,247	$	31.29
2022 Activity:			
Granted	974,669		27.48
Outstanding SARs at December 31, 2022	3,269,916	$	30.16

As of December 31, 2022, there was no aggregate intrinsic value of the SARs outstanding and the outstanding SARs have a weighted average remaining contractual life of 8 years.

Valuation of SARS. Our SARs were valued using the Black-Scholes pricing model utilizing the following assumptions:

	2022	2021	2020
Risk-free interest rate	1.6 %	0.6%	1.2% - 1.6%
Expected years to exercise	5 years	5 years	5 years
Expected volatility	49.6 %	48.2 %	35.0 %
Annual dividend yield	3.0 %	2.5%	2.4% - 2.9%

The risk-free interest rate is based on the U.S. Treasury yield curve, in effect at the time of grant, for U.S. Treasury STRIPS that approximate the expected life of the award. The expected volatility is based on our historical stock prices over a period equal to the expected life of the award. The annual dividend yield is based on the annual dividend per share divided by the share price on the grant date.

Options. As of December 31, 2022, there were options outstanding to purchase 375,000 shares of Class A Common Stock. These options are fully vested and have a weighted average exercise price of $31.25 and a weighted average remaining contractual term of 3 years. As of December 31, 2022, there was no aggregate intrinsic value for the options outstanding. There was no grant, exercise, or forfeiture activity during the year ended December 31, 2022. There was no expense recognized during the years ended December 31, 2022, 2021, and 2020.

During 2022, outstanding SARs and options increased the weighted average shares outstanding for purposes of determining dilutive earnings per share.

401(k) Match. The Sinclair Broadcast Group, Inc. 401(k) Profit Sharing Plan and Trust ("the 401(k) Plan") is available as a benefit for our eligible employees. Contributions made to the 401(k) Plan include an employee elected salary reduction amount with a match calculation (the "Match"). The Match and any additional discretionary contributions may be made using our Class A Common Stock, if the Board of Directors so chooses. Typically, we make the Match using our Class A Common Stock.

The value of the Match is based on the level of elective deferrals into the 401(k) Plan. The number of our Class A Common shares granted under the Match is determined based upon the closing price on or about March 1st of each year for the previous calendar year's Match. For the years ended December 31, 2022, 2021, and 2020, we recorded $17 million, $20 million, and $19 million, respectively, of stock-based compensation expense related to the Match. A total of 7,000,000 shares of Class A Common Stock are reserved for matches under the plan. As of December 31, 2022, 1,645,489 shares were available for future grants.

ESPP. The ESPP allows eligible employees to purchase Class A Common Stock at 85% of the lesser of the fair value of the common stock as of the first day of the quarter and as of the last day of that quarter, subject to certain limits as defined in the ESPP. The stock-based compensation expense recorded related to the ESPP was $2 million for each of the years ended December 31, 2022 and 2021 and $3 million for the year ended December 31, 2020. A total of 5,200,000 shares of Class A Common Stock are reserved for awards under the plan. As of December 31, 2022, 1,658,120 shares were available for future purchases.

4. PROPERTY AND EQUIPMENT:

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is generally computed under the straight-line method over the following estimated useful lives:

Buildings and improvements	10 - 30 years
Operating equipment	5 - 10 years
Office furniture and equipment	5 - 10 years
Leasehold improvements	Lesser of 10 - 30 years or lease term
Automotive equipment	3 - 5 years
Property and equipment under finance leases	Lease term

Acquired property and equipment is depreciated on a straight-line basis over the respective estimated remaining useful lives.

Property and equipment consisted of the following as of December 31, 2022 and 2021 (in millions):

	2022	2021
Land and improvements	$ 72	$ 72
Real estate held for development and sale	19	21
Buildings and improvements	300	308
Operating equipment	873	973
Office furniture and equipment	130	129
Leasehold improvements	45	60
Automotive equipment	63	63
Finance lease assets	61	61
Construction in progress	74	34
	1,637	1,721
Less: accumulated depreciation	(909)	(888)
	$ 728	$ 833

5. GOODWILL, INDEFINITE-LIVED INTANGIBLE ASSETS, AND OTHER INTANGIBLE ASSETS:

Goodwill, which arises from the purchase price exceeding the assigned value of the net assets of an acquired business, represents the value attributable to unidentifiable intangible elements being acquired. The change in the carrying amount of goodwill at December 31, 2022 and 2021 was as follows (in millions):

	Broadcast	Other	Consolidated
Balance at December 31, 2020	$ 2,017	$ 75	$ 2,092
Disposition (a)	(1)	(3)	(4)
Balance at December 31, 2021	$ 2,016	$ 72	$ 2,088
Balance at December 31, 2022	$ 2,016	$ 72	$ 2,088

(a) See *Note 2. Acquisitions and Dispositions of Assets* for discussion of dispositions made during 2021.

During the year ended December 31, 2020, we recorded a $2,615 million goodwill impairment charge related to the RSNs included within the local sports segment prior to the Deconsolidation based upon an interim impairment test performed during the three-month period ended September 30, 2020. See *Impairment of Goodwill and Definite-Lived Intangible Assets* below for additional discussion surrounding this impairment charge. Our accumulated goodwill impairment was $3,029 million as of both December 31, 2022 and 2021.

For our annual goodwill impairment test related to our broadcast reporting unit in 2022, we elected to perform a quantitative assessment and concluded that its fair value substantially exceeded its carrying value. The key assumptions used to determine the fair value of our broadcast reporting unit consisted primarily of significant unobservable inputs (Level 3 fair value inputs), including discount rates, estimated cash flows, profit margins and growth rates. The discount rate used to determine the fair value of our broadcast reporting unit is based on a number of factors including market interest rates, a weighted average cost of capital analysis based on the target capital structure for a television broadcasting company, and includes adjustments for market risk and company specific risk. Estimated cash flows are based upon internally developed estimates and growth rates and profit margins are based on market studies, industry knowledge, and historical performance.

For our annual goodwill impairment tests related to our other reporting unit in 2022 and our broadcast and other reporting units in 2021 and 2020, we concluded that it was more-likely-than-not that goodwill was not impaired for the reporting units in which we performed a qualitative assessment. The qualitative factors reviewed during our annual assessments indicated stable or improving margins and favorable or stable forecasted economic conditions including stable discount rates and comparable or improving business multiples. Additionally, the results of prior quantitative assessments supported significant excess fair value over carrying value of our reporting units. We did not have any indicators of impairment in any interim period in 2022 or 2021, and therefore did not perform interim impairment tests for goodwill during those periods.

As of December 31, 2022 and 2021, the carrying amount of our indefinite-lived intangible assets was as follows (in millions):

	Broadcast		Other		Consolidated	
Balance at December 31, 2020 (a) (b)	$	144	$	27	$	171
Acquisition / Disposition (c)		(21)		—		(21)
Balance at December 31, 2021 (a) (b)	$	123	$	27	$	150
Balance at December 31, 2022	$	123	$	27	$	150

(a) Our indefinite-lived intangible assets in our broadcast segment relate to broadcast licenses and our indefinite-lived intangible assets in other relate to trade names.

(b) Approximately $14 million of indefinite-lived intangible assets relate to consolidated VIEs as of December 31, 2022 and 2021.

(c) See *Note 2. Acquisitions and Dispositions of Assets* for discussion of acquisitions and dispositions during 2021 and 2020.

We did not have any indicators of impairment for our indefinite-lived intangible assets in 2022 or 2021, and therefore did not perform interim impairment tests during those periods. We performed our annual impairment tests for indefinite-lived intangibles in 2022 and 2021 and as a result of our qualitative assessments, we recorded no impairment.

The following table shows the gross carrying amount and accumulated amortization of definite-lived intangibles (in millions):

As of December 31, 2022	Gross Carrying Value		Accumulated Amortization		Net	
Amortized intangible assets:						
Customer relationships (b)	$	1,103	$	(659)	$	444
Network affiliation	$	1,436	$	(948)	$	488
Other		34		(20)		14
Total other definite-lived intangible assets, net (a) (b)	$	1,470	$	(968)	$	502

As of December 31, 2021	Gross Carrying Value		Accumulated Amortization		Net	
Amortized intangible assets:						
Customer relationships	$	5,323	$	(1,419)	$	3,904
Network affiliation	$	1,436	$	(861)	$	575
Favorable sports contracts		840		(251)		589
Other		51		(31)		20
Total other definite-lived intangible assets, net (a)	$	2,327	$	(1,143)	$	1,184

(a) Approximately $40 million and $47 million of definite-lived intangible assets relate to consolidated VIEs as of December 31, 2022 and 2021, respectively.

(b) During 2022, we deconsolidated $3,330 million of customer relationships and $585 million of favorable sports contracts related to the Deconsolidation, as discussed in *Deconsolidation of Diamond Sports Intermediate Holdings LLC* under *Note 1. Nature of Operations and Summary of Significant Accounting Policies.*

Definite-lived intangible assets and other assets subject to amortization are being amortized on a straight-line basis over their estimated useful lives. The definite-lived intangible assets are amortized over a weighted average useful life of 14 years for customer relationships and 15 years for network affiliations. The amortization expense of the definite-lived intangible and other assets for the years ended December 31, 2022, 2021, and 2020 was $225 million, $554 million, and $703 million, respectively, of which $4 million, $77 million, and $131 million, respectively, was associated with the amortization of favorable sports contracts prior to the Deconsolidation and is presented within media programming and production expenses in our statements of operations.

The following table shows the estimated annual amortization expense of the definite-lived intangible assets for the next five years and thereafter (in millions):

2023	$	162
2024		152
2025		145
2026		141
2027		127
2028 and thereafter		219
	$	946

Impairment of Goodwill and Definite-Lived Intangible Assets

The Company performed an interim goodwill and long-lived asset impairment test during the three-month period ending September 30, 2020 related to the RSNs that were included in the local sports segment prior to the Deconsolidation, which were negatively impacted by the loss of certain distributors. In addition, the RSN's existing distributors experienced elevated levels of subscriber erosion which we believe was influenced, in part, by shifting consumer behaviors resulting from media fragmentation, the economic environment, the COVID 19 pandemic, and related uncertainties.

The long-lived asset impairment test requires a comparison of undiscounted cash flows expected to be generated over the useful life of an asset group to the carrying value of the asset group. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. We evaluated each of the regional sports networks individually as asset groups. We estimated the projected undiscounted cash flows over the remaining useful life of each asset group. The more sensitive inputs used in the undiscounted cash flow analysis include projected revenues and margins. We identified 10 regional sports networks which had carrying values in excess of the future undiscounted cash flows. For these regional sports networks, an impairment loss was measured as the amount by which the carrying value of the asset group exceeded the fair value. The calculated impairment was then allocated to the long-lived assets within the asset group, which primarily consisted of definite lived intangible assets, based upon relative fair value.

The fair value of the asset groups, reporting units and definite lived intangible assets were determined based upon a discounted cash flow analysis which uses the present value of projected cash flows. The projected cash flows were based upon our estimates of future revenues and margins, among other inputs. The discount rates used in the valuation were based on a weighted-average cost of capital determined from relevant market comparisons and taking into consideration the risk specifically associated with our asset groups and underlying assets. Terminal values were determined based upon the final year of projected cash flows which reflected our estimate of stable perpetual growth. The more sensitive inputs used in the discounted cash flow analysis include projected revenues and margins, as well as the discount rates used to calculate the present value of future cash flows. Projected revenue was based on the consideration of historical experience of the business, market data surrounding subscriber projections and advertising growth, our ability to retain existing customers, and our ability to obtain new customers.

In conjunction with the interim third quarter 2020 impairment testing related to the RSNs discussed above, we recorded a non-cash impairment charge prior to the Deconsolidation associated with customer relationships and other definite-lived intangible assets of $1,218 million and $431 million, respectively, included in impairment of goodwill and definite-lived intangible assets in our consolidated statements of operations for the year ended December 31, 2020.

There were no impairment charges recorded for the years ended December 31, 2022 and 2021, as there were no indicators of impairment.

We tested the RSN reporting units' goodwill for impairment on an interim basis by comparing the fair value of each of the RSN reporting units to their revised carrying value after adjustments were made related to the impairments of the asset groups, as described above. To the extent that the carrying value of the respective reporting units exceeded the fair value, a goodwill impairment charge was recorded. The fair value of the reporting units was determined based upon a discounted cash flow analysis, as described above. Prior to the Deconsolidation, we recorded a non-cash goodwill impairment charge of $2,615 million, included in impairment of goodwill and definite-lived intangible assets in our consolidated statements of operations for the year ended December 31, 2020.

6. OTHER ASSETS:

Other assets as of December 31, 2022 and 2021 consisted of the following (in millions):

	2022	2021
Equity method investments	$ 113	$ 517
Other investments	442	567
Note receivable	193	—
Post-retirement plan assets	41	50
Other	175	274
Total other assets	$ 964	$ 1,408

Equity Method Investments

We have a portfolio of investments, including an investment in the YES Network (prior to the Deconsolidation), our investment in DSIH (subsequent to the Deconsolidation), and also a number of entities that are primarily focused on the development of real estate and other media and non-media businesses. No investments were individually significant for the years ended December 31, 2022, 2021, and 2020.

Summarized Financial Information. As described under *Principles of Consolidation* within *Note 1. Nature of Operations and Summary of Significant Accounting Policies*, we record our proportionate share of net income generated by equity method investees in income (loss) from equity method investments in our consolidated statements of operations. The summarized results of operations and financial position of the investments accounted for under the equity method are as follows (in millions):

For the Years Ended December 31,	2022	2021	2020
Revenues, net	$ 272	$ 994	$ 611
Operating income	$ 199	$ 316	$ 147
Net income	$ 161	$ 465	$ 23

As of December 31,	2022	2021
Current assets	$ 161	$ 468
Noncurrent assets	$ 1,169	$ 4,259
Current liabilities	$ 145	$ 184
Noncurrent liabilities	$ 412	$ 2,030

YES Network Investment. Prior to the Deconsolidation, we accounted for our investment in the YES Network as an equity method investment, which was recorded within other assets in our consolidated balance sheets, and in which our proportionate share of the net income generated by the investment was included within income (loss) from equity method investments in our consolidated statements of operations. We recorded income of $10 million, $41 million, and $6 million related to our investment for the years ended December 31, 2022, 2021, and 2020, respectively. See *Deconsolidation of Diamond Sports Intermediate Holdings LLC* within *Note 1. Nature of Operations and Summary of Significant Accounting Policies.*

Diamond Sports Intermediate Holdings LLC. Subsequent to the Deconsolidation, we began accounting for our equity interest in DSIH under the equity method of accounting. As of March 1, 2022, we reflected the investment in DSIH at fair value, which was determined to be nominal. For the year ended December 31, 2022, we recorded no equity method loss related to the investment because the carrying value of the investment is zero and we are not obligated to fund losses incurred by DSIH. See *Deconsolidation of Diamond Sports Intermediate Holdings LLC* within *Note 1. Nature of Operations and Summary of Significant Accounting Policies.*

Other Investments

We measure our investments, excluding equity method investments, at fair value or, in situations where fair value is not readily determinable, we have the option to value investments at cost plus observable changes in value, less impairment. Additionally, certain investments are measured at net asset value ("NAV").

At December 31, 2022 and 2021, we held $234 million and $402 million, respectively, in investments measured at fair value and $190 million and $147 million, respectively, in investments measured at NAV. We recognized a fair value adjustment loss of $145 million, a loss of $42 million, and a gain of $156 million during the years ended December 31, 2022, 2021, and 2020, respectively, associated with these securities, which is reflected in other (expense) income, net in our consolidated statements of operations.

Investments accounted for utilizing the measurement alternative were $18 million, net of $7 million of cumulative impairments, as of both December 31, 2022 and December 31, 2021. We recorded no impairments related to these investments for the years ended December 31, 2022, 2021, and 2020.

On November 18, 2020, we entered into a commercial agreement with Bally's. As part of this arrangement, we received warrants to acquire up to 8.2 million shares of Bally's common stock for a penny per share, of which 3.3 million are exercisable upon meeting certain performance metrics. We also received options to purchase up to 1.6 million shares of Bally's common stock with exercise prices between $30 and $45 per share, exercisable after four years. In April 2021, we made an incremental investment of $93 million in Bally's in the form of non-voting perpetual warrants, convertible into 1.7 million shares of Bally's common stock at an exercise price of $0.01 per share, subject to certain adjustments. These investments are reflected at fair value within our financial statements. See *Note 18. Fair Value Measurements* for further discussion.

As of December 31, 2022 and 2021, our unfunded commitments related to certain equity investments totaled $128 million and $111 million, respectively, including $88 million and $81 million, respectively, related to investments measured at NAV.

Note Receivable

On November 5, 2021, we purchased and assumed the lenders' and the administrative agent's rights and obligations under the Accounts Receivable Securitization Facility ("A/R Facility"), held by Diamond Sports Finance SPV, LLC ("DSPV"), an indirect wholly-owned subsidiary of DSIH, by making a payment to the lenders equal to approximately $184 million, representing 101% of the aggregate outstanding principal amount of the loans under the A/R Facility, plus any accrued interest and outstanding fees and expenses. The maximum facility limit availability under the A/R Facility is $400 million and has a maturity date of September 23, 2024. Subsequent to the Deconsolidation, transactions related to the A/R Facility are no longer intercompany transactions and, therefore, are reflected in our consolidated financial statements. See *Deconsolidation of Diamond Sports Intermediate Holdings LLC* within *Note 1. Nature of Operations and Summary of Significant Accounting Policies.* As of December 31, 2022, the note receivable due to the Company is approximately $193 million, which is recorded within other assets in our consolidated balance sheets.

7.   NOTES PAYABLE AND COMMERCIAL BANK FINANCING:

Notes payable, finance leases, and commercial bank financing (including "finance leases to affiliates") consisted of the following as of December 31, 2022 and 2021 (in millions):

	2022	2021
STG Bank Credit Agreement:		
Term Loan B-1, due January 3, 2024 (a)	$ —	$ 379
Term Loan B-2, due September 30, 2026	1,258	1,271
Term Loan B-3, due April 1, 2028	729	736
Term Loan B-4, due April 21, 2029 (a)	746	—
DSG Bank Credit Agreement (b):		
Term Loan, due August 24, 2026	—	3,226
STG Notes:		
5.875% Unsecured Notes, due March 15, 2026 (a)	—	348
5.125% Unsecured Notes, due February 15, 2027 (c)	282	400
5.500% Unsecured Notes, due March 1, 2030	500	500
4.125% Senior Secured Notes, due December 1, 2030	750	750
DSG Notes (b):		
12.750% Senior Secured Notes, due December 1, 2026	—	31
5.375% Senior Secured Notes, due August 15, 2026	—	3,050
6.625% Unsecured Notes, due August 15, 2027	—	1,744
Debt of variable interest entities	8	9
Debt of non-media subsidiaries	16	17
Finance leases	23	28
Finance leases - affiliate	9	9
Total outstanding principal	4,321	12,498
Less: Deferred financing costs and discounts	(56)	(158)
Less: Current portion	(35)	(66)
Less: Finance leases - affiliate, current portion	(3)	(3)
Net carrying value of long-term debt	$ 4,227	$ 12,271

(a)   In April 2022, STG raised Term B-4 Loans in an aggregate principal amount of $750 million, the proceeds of which were used to refinance all of STG's outstanding Term Loan B-1 due January 2024 and to redeem STG's outstanding 5.875% senior notes due 2026. See *STG Bank Credit Agreement* below.

(b)   The debt of DSG, a wholly-owned subsidiary of DSIH, was deconsolidated from our balance sheet as part of the Deconsolidation. See *Deconsolidation of Diamond Sports Intermediate Holdings LLC* within *Note 1. Nature of Operations and Summary of Significant Accounting Policies.*

(c)   During the year ended December 31, 2022, we purchased $118 million aggregate principal amount of the STG 5.125% Notes in open market transactions for consideration of $104 million. The STG 5.125% Notes acquired during the year ended December 31, 2022 were canceled immediately following their acquisition. See *STG Notes* below.

Debt under the STG Bank Credit Agreement, notes payable, and finance leases as of December 31, 2022 matures as follows (in millions):

	Notes and Bank Credit Agreement	Finance Leases	Total
2023	$ 31	$ 9	$ 40
2024	29	7	36
2025	43	7	50
2026	1,234	7	1,241
2027	299	4	303
2028 and thereafter	2,653	6	2,659
Total minimum payments	4,289	40	4,329
Less: Deferred financing costs and discounts	(56)	—	(56)
Less: Amount representing future interest	—	(8)	(8)
Net carrying value of debt	$ 4,233	$ 32	$ 4,265

Interest expense in our consolidated statements of operations was $296 million, $618 million, and $656 million for the years ended December 31, 2022, 2021, and 2020, respectively. Interest expense included amortization of deferred financing costs, debt discounts, and premiums of $12 million, $30 million, and $31 million for the years ended December 31, 2022, 2021, and 2020, respectively.

The stated and weighted average effective interest rates on the above obligations are as follows, for the years ended December 31, 2022 and 2021:

		Weighted Average Effective Rate	
	Stated Rate	2022	2021
STG Bank Credit Agreement:			
Term Loan B-1 (a)	LIBOR plus 2.25%	—%	2.36%
Term Loan B-2 (d)	LIBOR plus 2.50%	**4.62%**	2.77%
Term Loan B-3 (d)	LIBOR plus 3.00%	**4.88%**	3.89%
Term Loan B-4 (a) (e)	SOFR plus 3.75%	**8.21%**	—%
Revolving Credit Facility (b) (e)	SOFR plus 2.00%	—%	—%
DSG Bank Credit Agreement (c):			
Term Loan	LIBOR plus 3.25%	—%	3.62%
STG Notes:			
5.875% Unsecured Notes (a)	5.88%	—%	6.09%
5.125% Unsecured Notes	5.13%	**5.33%**	5.33%
5.500% Unsecured Notes	5.50%	**5.66%**	5.66%
4.125% Secured Notes	4.13%	**4.31%**	4.31%
DSG Notes (c):			
12.750% Secured Notes	12.75%	—%	11.95%
5.375% Secured Notes	5.38%	—%	5.73%
6.625% Unsecured Notes	6.63%	—%	7.00%

(a) In April 2022, STG raised Term B-4 Loans in an aggregate principal amount of $750 million, the proceeds of which were used to refinance all of STG's outstanding Term Loan B-1 due January 2024 and to redeem STG's outstanding 5.875% senior notes due 2026. See *STG Bank Credit Agreement* below.

(b) We incur a commitment fee on undrawn capacity of 0.25%, 0.375%, or 0.50% if our first lien indebtedness ratio is less than or equal to 2.75x, less than or equal to 3.0x but greater than 2.75x, or greater than 3.0x, respectively. The STG Revolving Credit Facility is priced at LIBOR plus 2.00%, subject to decrease if the specified first lien leverage ratio (as defined in the STG Bank Credit Agreement) is less than or equal to certain levels. As of December 31, 2022 and 2021, there were no outstanding borrowings, $1 million in letters of credit outstanding, and $649 million available under the STG Revolving Credit Facility. See *STG Bank Credit Agreement* below for further information.

(c) The debt of DSG, a wholly-owned subsidiary of DSIH, was deconsolidated from our balance sheet as part of the Deconsolidation. See *Deconsolidation of Diamond Sports Intermediate Holdings LLC* within *Note 1. Nature of Operations and Summary of Significant Accounting Policies*.

(d) The STG Term Loan B-2 will convert to using the Secured Overnight Financing Rate ("SOFR") upon the complete phase-out of LIBOR on June 30, 2023 and will be subject to customary credit spread adjustments set at the time of the rate conversion. The STG Term Loan B-3 has LIBOR to SOFR conversion terms, including the applicable credit spread adjustments, built into the existing agreement.

(e) Interest rate terms on the STG Term Loan B-4 and revolving credit facility include additional customary credit spread adjustments.

We recorded a $23 million original issuance discount during the year ended December 31, 2022, $4 million of debt issuance costs during the year ended December 31, 2021, and $19 million of debt issuance costs and a $25 million original issuance premium during the year ended December 31, 2020. Debt issuance costs and original issuance discounts and premiums are presented as a direct deduction from, or addition to, the carrying amount of an associated debt liability, except for debt issuance costs related to our STG Revolving Credit Facility and DSG Revolving Credit Facility (prior to the Deconsolidation), which are presented within other assets in our consolidated balance sheets.

STG Bank Credit Agreement

We have a syndicated credit facility which includes both revolving credit and issued term loans (the "STG Bank Credit Agreement").

The STG Bank Credit Agreement includes a financial maintenance covenant, the first lien leverage ratio (as defined in the "STG Bank Credit Agreement"), which requires the ratio not to exceed 4.5x, measured as of the end of each fiscal quarter. As of December 31, 2022, the STG first lien leverage ratio was below 4.5x. The financial maintenance covenant is only applicable if 35% or more of the capacity (as a percentage of total commitments) under the STG Revolving Credit Facility, measured as of the last day of each quarter, is utilized under the STG Revolving Credit Facility as of such date. Since there was no utilization under the STG Revolving Credit Facility as of December 31, 2022, STG was not subject to the financial maintenance covenant under the STG Bank Credit Agreement. The STG Bank Credit Agreement contains other restrictions and covenants which we were in compliance with as of December 31, 2022.

On December 4, 2020, we entered into an amendment to the STG Bank Credit Agreement to extend the maturity date of the STG Revolving Credit Facility to December 4, 2025.

On April 1, 2021, STG amended the STG Bank Credit Agreement to raise additional term loans in an aggregate principal amount of $740 million ("STG Term Loan B-3"), with an original issuance discount of $4 million, the proceeds of which were used to refinance a portion of the STG Term Loan B-1 maturing in January 2024. The STG Term Loan B-3 matures in April 2028 and bears interest at LIBOR (or "successor rate") plus 3.00%.

On April 21, 2022, STG entered into the Fourth Amendment (the "Fourth Amendment") to the STG Bank Credit Agreement with JPMorgan Chase Bank, N.A., as administrative agent, the guarantors party thereto (the "Guarantors") and the lenders and other parties thereto.

Pursuant to the Fourth Amendment, STG raised Term B-4 Loans (as defined in the STG Bank Credit Agreement) in an aggregate principal amount of $750 million, which mature on April 21, 2029 (the "STG Term Loan B-4"). The STG Term Loan B-4 was issued at 97% of par and bears interest, at STG's option, at Term SOFR plus 3.75% (subject to customary credit spread adjustments) or base rate plus 2.75%. The proceeds from the Term Loan B-4 were used to refinance all of STG's outstanding STG Term Loan B-1 due January 2024 and to redeem STG's outstanding 5.875% senior notes due 2026 (the "STG 5.875% Notes"). In addition, the maturity of $612.5 million of the total $650 million of revolving commitments under the STG Bank Credit Agreement were extended to April 21, 2027, with the remaining $37.5 million continuing to mature on December 4, 2025. For the year ended December 31, 2022, we capitalized an original issuance discount of $23 million associated with the issuance of the STG Term Loan B-4, which is reflected as a reduction to the outstanding debt balance and will be recognized as interest expense over the term of the outstanding debt utilizing the effective interest method. We recognized a loss on extinguishment of $10 million for the year ended December 31, 2022.

The STG Term Loan B-2, STG Term Loan B-3, and STG Term Loan B-4 amortize in equal quarterly installments in an aggregate amount equal to 1% of the original amount of such term loan, with the balance being payable on the maturity date.

STG Notes

On December 4, 2020, we issued $750 million aggregate principal amount of senior secured notes, which bear interest at a rate of 4.125% per annum and mature on December 1, 2030 ("the STG 4.125% Secured Notes"). The net proceeds of the STG 4.125% Secured Notes were used, plus cash on hand, to redeem $550 million aggregate principal amount of STG's 5.625% senior unsecured notes due 2024 ("the STG 5.625% Notes") for a redemption price, including the outstanding principal amount of the STG 5.625% Notes, accrued and unpaid interest, and a call premium, of $571 million and to prepay $200 million outstanding under the STG Term Loan B-1. We recognized a loss on extinguishment of the STG 5.625% Notes and prepayment of the STG Term Loan B-1 of $15 million for the year ended December 31, 2020.

Prior to December 1, 2025, we may redeem the STG 4.125% Secured Notes, in whole or in part, at any time or from time to time at a price equal to 100% of the principal amount of the STG 4.125% Secured Notes plus accrued and unpaid interest, if any, to the redemption date, plus a "make-whole" premium. In addition, on or prior to December 1, 2023, we may redeem up to 40% of the STG 4.125% Secured Notes using the proceeds of certain equity offerings. Beginning on December 1, 2025, we may redeem some or all of the STG 4.125% Secured Notes at any time or from time to time at certain redemption prices, plus accrued and unpaid interest, if any, to the date of redemption. If the notes are redeemed during the twelve-month period beginning December 1, 2025, 2026, 2027, and 2028 and thereafter, then the redemption prices for the STG 4.125% Secured Notes are 102.063%, 101.375%, 100.688%, and 100%, respectively. Upon the sale of certain of STG's assets or certain changes of control, we may be required to repurchase some or all of the STG 4.125% Secured Notes.

STG's obligations under the STG 4.125% Secured Notes are secured on a first-lien basis by substantially all tangible and intangible personal property of STG and each wholly-owned subsidiary of STG or the Company that guarantees the STG Bank Credit Agreement ("the Guarantors") and on a pari passu basis with all of STG's and the Guarantor's existing and future debt that is secured by a first-priority lien on the collateral securing the STG 4.125% Secured Notes, including the debt under the STG Bank Credit Agreement, subject to permitted liens and certain other exceptions.

During the year ended December 31, 2022, we purchased $118 million aggregate principal amount of STG's 5.125% senior notes due 2027 (the "STG 5.125% Notes") in open market transactions for consideration of $104 million. The STG 5.125% Notes acquired during the year ended December 31, 2022 were canceled immediately following their acquisition. We recognized a gain on extinguishment of the STG 5.125% Notes of $13 million for the year ended December 31, 2022.

Upon issuance, the STG 5.125% Notes were redeemable up to 35%. We may redeem 100% of the notes upon the date set forth in the indenture of the notes. The price at which we may redeem the notes is set forth in the indenture of the notes. Also, if we sell certain of our assets or experience specific kinds of changes of control, the holders of these notes may require us to repurchase some or all of the outstanding notes.

DSG Bank Credit Agreement and Notes

The debt of DSG, a wholly-owned subsidiary of DSIH, was deconsolidated from our balance sheet as part of the Deconsolidation. See *Deconsolidation of Diamond Sports Intermediate Holdings LLC* within *Note 1. Nature of Operations and Summary of Significant Accounting Policies.*

Debt of variable interest entities and guarantees of third-party obligations

We jointly, severally, unconditionally, and irrevocably guaranteed $2 million and $39 million of debt of certain third parties as of December 31, 2022 and 2021, respectively, of which $2 million and $9 million, net of deferred financing costs, related to consolidated VIEs is included in our consolidated balance sheets as of December 31, 2022 and 2021, respectively. We provide a guarantee of certain obligations of a regional sports network subject to a maximum annual amount of $112 million with annual escalations of 4% for the next seven years. As of December 31, 2022, we have determined that it is not probable that we would have to perform under any of these guarantees.

Finance leases

For more information related to our finance leases and affiliate finance leases see *Note 8. Leases* and *Note 15. Related Person Transactions*, respectively.

8.   LEASES:

We determine if a contractual arrangement is a lease at inception. Our lease arrangements provide the Company the right to utilize certain specified tangible assets for a period of time in exchange for consideration. Our leases primarily relate to building space, tower space, and equipment. We do not separate non-lease components from our building and tower leases for the purposes of measuring our lease liabilities and assets. Our leases consist of operating leases and finance leases which are presented separately in our consolidated balance sheets. Leases with an initial term of 12 months or less are not recorded on the balance sheet.

We recognize a lease liability and a right of use asset at the lease commencement date based on the present value of the future lease payments over the lease term discounted using our incremental borrowing rate. Implicit interest rates within our lease arrangements are rarely determinable. Right of use assets also include, if applicable, prepaid lease payments and initial direct costs, less incentives received.

We recognize operating lease expense on a straight-line basis over the term of the lease within operating expenses. Expense associated with our finance leases consists of two components, including interest on our outstanding finance lease obligations and amortization of the related right of use assets. The interest component is recorded in interest expense and amortization of the finance lease asset is recognized on a straight-line basis over the term of the lease in depreciation of property and equipment.

Our leases do not contain any material residual value guarantees or material restrictive covenants. Some of our leases include optional renewal periods or termination provisions which we assess at inception to determine the term of the lease, subject to reassessment in certain circumstances.

The following table presents lease expense we have recorded in our consolidated statements of operations for the years ended December 31, 2022, 2021, and 2020 (in millions):

	2022	2021	2020
Finance lease expense:			
Amortization of finance lease asset	$ 3	$ 3	$ 3
Interest on lease liabilities	3	3	4
Total finance lease expense	6	6	7
Operating lease expense (a)	41	60	64
Total lease expense	$ 47	$ 66	$ 71

(a)   Includes variable lease expense of $7 million for each of the years ended December 31, 2022, 2021, and 2020 and short-term lease expense of $1 million for each of the years ended December 31, 2021 and 2020.

The following table summarizes our outstanding operating and finance lease obligations as of December 31, 2022 (in millions):

	Operating Leases	Finance Leases	Total
2023	$ 33	$ 9	$ 42
2024	27	7	34
2025	26	7	33
2026	24	7	31
2027	22	4	26
2028 and thereafter	96	6	102
Total undiscounted obligations	228	40	268
Less imputed interest	(51)	(8)	(59)
Present value of lease obligations	$ 177	$ 32	$ 209

The following table summarizes supplemental balance sheet information related to leases as of December 31, 2022 and December 31, 2021 (in millions, except lease term and discount rate):

	2022		2021	
	Operating Leases	Finance Leases	Operating Leases	Finance Leases
Lease assets, non-current	$ 145	$ 16 (a)	$ 207	$ 18 (a)
Lease liabilities, current	$ 23	$ 6	$ 35	$ 5
Lease liabilities, non-current	154	26	205	32
Total lease liabilities	$ 177	$ 32	$ 240	$ 37
Weighted average remaining lease term (in years)	8.68	5.76	8.39	7.71
Weighted average discount rate	5.8 %	8.0 %	5.4 %	7.9 %

(a)   Finance lease assets are reflected in property and equipment, net in our consolidated balance sheets.

The following table presents other information related to leases for the years ended December 31, 2022, 2021, and 2020 (in millions):

	2022	2021	2020
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 35	$ 52	$ 55
Operating cash flows from finance leases	$ 3	$ 3	$ 3
Financing cash flows from finance leases	$ 6	$ 5	$ 5
Leased assets obtained in exchange for new operating lease liabilities	$ 15	$ 50	$ 20
Leased assets obtained in exchange for new finance lease liabilities	$ 1	$ 4	$ 6

9.   PROGRAM CONTRACTS:

Future payments required under television program contracts as of December 31, 2022 were as follows (in millions):

2023	$	83
2024		8
2025		2
Total		93
Less: Current portion		(83)
Long-term portion of program contracts payable	$	10

Each future period's film liability includes contractual amounts owed, but what is contractually owed does not necessarily reflect what we are expected to pay during that period. While we are contractually bound to make the payments reflected in the table during the indicated periods, industry protocol typically enables us to make film payments on a three-month lag. Included in the current portion amount are payments due in arrears of $17 million. In addition, we have entered into non-cancelable commitments for future television program rights aggregating to $34 million as of December 31, 2022.

10.   REDEEMABLE NONCONTROLLING INTERESTS:

We account for redeemable noncontrolling interests in accordance with ASC 480, *Distinguishing Liabilities from Equity*, and classify them as mezzanine equity in our consolidated balance sheets because their possible redemption is outside of the control of the Company. Our redeemable non-controlling interests consist of the following:

Redeemable Subsidiary Preferred Equity. On August 23, 2019, Diamond Sports Holdings, LLC ("DSH"), an indirect parent of DSG and indirect wholly-owned subsidiary of the Company, issued preferred equity ("the Redeemable Subsidiary Preferred Equity") for $1,025 million.

The Redeemable Subsidiary Preferred Equity is redeemable by the holder in the following circumstances (1) in the event of a change of control with respect to DSH, the holder will have the right (but not the obligation) to require the redemption of the securities at a per unit amount equal to the liquidation preference per share plus accrued and unpaid dividends (2) in the event of the sale of new equity interests in DSG or direct and indirect subsidiaries to the extent of proceeds received and (3) beginning on August 23, 2027, so long as any Redeemable Subsidiary Preferred Equity remains outstanding, the holder, subject to certain minimum holding requirements, or investors holding a majority of the outstanding Redeemable Subsidiary Preferred Equity, may compel DSH and DSG to initiate a process to sell DSG and/or conduct an initial public offering.

We may redeem some or all of the Redeemable Subsidiary Preferred Equity from time to time thereafter at a price equal to $1,000 per unit plus the amount of dividends per unit previously paid in kind ("the Liquidation Preference"), multiplied by the applicable premium as follows (presented as a percentage of the Liquidation Preference): (i) on or after November 22, 2019 until February 19, 2020: 100%; (ii) on or after February 20, 2020 until August 22, 2020: 102%; (iii) on or after August 23, 2020 but prior to August 23, 2021: at a customary "make-whole" premium representing the present value of 103% plus all required dividend payments due on such Redeemable Subsidiary Preferred Equity through August 23, 2021; (iv) on or after August 23, 2021 until August 22, 2022: 103%; (v) on or after August 23, 2022 until August 22, 2023: 101%; and (vi) August 23, 2023 and thereafter: 100%, in each case, plus accrued and unpaid dividends.

The Redeemable Subsidiary Preferred Equity accrues an initial quarterly dividend equal to 1-Month LIBOR (with a 0.75% floor) plus 8.0% (8.5% if paid in kind) per annum on the sum of (i) $1,025 million ("the Aggregate Liquidation Preference") plus (ii) the amount of aggregate accrued and unpaid dividends as of the end of the immediately preceding dividend accrual period, payable, at DSH's election, in cash or, to the extent not paid in cash, by automatically increasing the Aggregate Liquidation Preference, whether or not such dividends have been declared and whether or not there are profits, surplus, or other funds legally available for the payment of dividends. The Redeemable Subsidiary Preferred Equity dividend rate is subject to rate step-ups of 0.5% per annum, beginning on August 23, 2022; provided that, and subject to other applicable increases in the dividend rate described below, the cumulative dividend rate will be capped at 1-Month LIBOR plus 10.5% per annum until (a) on February 23, 2028, the Redeemable Subsidiary Preferred Equity dividend rate will increase by 1.50% with further increases of 0.5% on each six month anniversary thereafter and (b) the Redeemable Subsidiary Preferred Equity dividend rate will increase by 2% if we do not redeem the Redeemable Subsidiary Preferred Equity, to the extent elected by holders of the Redeemable Subsidiary Preferred Equity, upon a change of control; provided, in each case, that the cumulative dividend rate will be capped at 1-Month LIBOR plus 14% per annum.

Subject to limited exceptions, DSH shall not, and shall not permit its subsidiaries, directly or indirectly, to pay a dividend or make a distribution, unless DSH applies 75% of the amount of such dividend or distribution payable to DSH or its subsidiaries (with the amount payable calculated on a pro rata basis based on their direct or indirect common equity ownership by DSH) to make an offer to the holders of Redeemable Subsidiary Preferred Equity to redeem the Redeemable Subsidiary Preferred Equity (subject to certain redemption restrictions) at a price equal to 100% of the Liquidation Preference of such Redeemable Subsidiary Preferred Equity, plus accrued and unpaid dividends.

We redeemed no Redeemable Subsidiary Preferred Equity during the years ended December 31, 2022 and 2021. During the year ended December 31, 2020, we redeemed 550,000 units of the Redeemable Subsidiary Preferred Equity for an aggregate redemption price equal to $550 million plus accrued and unpaid dividends, representing 100% of the unreturned capital contribution with respect to the units redeemed, plus accrued and unpaid dividends with respect to the units redeemed up to, but not including, the redemption date, and after giving effect to any applicable rebates.

Dividends accrued during the years ended December 31, 2022, 2021, and 2020 were $13 million, $14 million, and $36 million, respectively, and are reflected in net income attributable to redeemable noncontrolling interests in our consolidated statements of operations. Dividends accrued during 2022 and during the 2nd, 3rd, and 4th quarters of 2021 were paid in kind and added to the liquidation preference. The balance of the Redeemable Subsidiary Preferred Equity, net of issuance costs, was $194 million and $181 million as of December 31, 2022 and 2021, respectively. The liquidation preference of the Redeemable Subsidiary Preferred Equity was $198 million and $185 million as of December 31, 2022 and 2021, respectively.

In connection with the Redeemable Subsidiary Preferred Equity, the Company provides a guarantee of collection of distributions.

On February 10, 2023, we entered into an agreement to facilitate the purchase of the remaining 175,000 units of the Redeemable Subsidiary Preferred Equity for an aggregate purchase price of $190 million representing 95% of the sum of the remaining unreturned capital contribution of $175 million, and accrued and unpaid dividends up to, but not including, the date of purchase. See *Subsequent Events* within *Note 1. Nature of Operations and Summary of Significant Accounting Policies.*

Subsidiary Equity Put Right. A noncontrolling equity holder of DSIH has the right to sell their interest to DSIH at any time during the 30-day period following September 30, 2025. The value of this redeemable noncontrolling interest was $16 million as of December 31, 2021. This redeemable noncontrolling interest was deconsolidated as part of the Deconsolidation. See *Deconsolidation of Diamond Sports Intermediate Holdings LLC* within *Note 1. Nature of Operations and Summary of Significant Accounting Policies.*

11. COMMON STOCK:

Holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to ten votes per share, except for votes relating to "going private" and certain other transactions. Substantially all of the Class B Common Stock is held by David D. Smith, Frederick G. Smith, J. Duncan Smith and Robert E. Smith who entered into a stockholders' agreement pursuant to which they have agreed to vote for each other as candidates for election to our board of directors until December 31, 2025. The Class A Common Stock and the Class B Common Stock vote together as a single class, except as otherwise may be required by Maryland law, on all matters presented for a vote. Holders of Class B Common Stock may at any time convert their shares into the same number of shares of Class A Common Stock. During 2022, no Class B Common Stock shares were converted into Class A Common Stock shares. During 2021, 952,626 Class B Common Stock shares were converted into Class A Common Stock shares.

The STG Bank Credit Agreement and some of our subordinate debt instruments have restrictions on our ability to pay dividends on our common stock unless certain specific conditions are satisfied, including but not limited to:

- no event of default then exists under each indenture or certain other specified agreements relating to our debt; and

- after taking into account the dividends payment, we are within certain restricted payment requirements contained in each indenture.

During 2022 and 2021, our Board of Directors declared a quarterly dividend in the months of February, May, August, and November which were paid in March, June, September, and December, respectively. Total dividend payments for the years ended December 31, 2022 and 2021 were $1.00 per share and $0.80 per share, respectively. In February 2023, our Board of Directors declared a quarterly dividend of $0.25 per share. Future dividends on our common shares, if any, will be at the discretion of our Board of Directors and will depend on several factors including our results of operations, cash requirements and surplus, financial condition, covenant restrictions, and other factors that the Board of Directors may deem relevant. The Class A Common Stock and Class B Common Stock holders have the same rights related to dividends.

On August 4, 2020, the Board of Directors authorized an additional $500 million share repurchase authorization in addition to the previous repurchase authorization of $1 billion. There is no expiration date and currently, management has no plans to terminate this program. For the year ended December 31, 2022, we repurchased approximately 4.9 million shares of Class A Common Stock for $120 million. As of December 31, 2022, the total remaining repurchase authorization was $698 million. All shares were repurchased under a Rule 10b5-1 plan.

12. INCOME TAXES:

The provision (benefit) for income taxes consisted of the following for the years ended December 31, 2022, 2021, and 2020 (in millions):

	2022	2021	2020
Current provision (benefit) for income taxes:			
Federal	$ 6	$ (78)	$ (126)
State	3	2	9
	9	(76)	(117)
Deferred provision (benefit) for income taxes:			
Federal	868	(93)	(584)
State	36	(4)	(19)
	904	(97)	(603)
Provision (benefit) for income taxes	$ 913	$ (173)	$ (720)

The following is a reconciliation of federal income taxes at the applicable statutory rate to the recorded provision:

	2022	2021	2020
Federal statutory rate	21.0 %	21.0 %	21.0 %
Adjustments:			
State income taxes, net of federal tax benefit (a)	2.0 %	(4.2)%	4.0 %
Valuation allowance (b)	1.6 %	(1.5)%	(6.1)%
Noncontrolling interest (c)	0.2 %	2.6 %	0.7 %
Federal tax credits (d)	(0.2)%	10.6 %	1.7 %
Net Operating Loss Carryback (e)	— %	7.5 %	1.9 %
Other	0.7 %	(1.3)%	(0.3)%
Effective income tax rate	25.3 %	34.7 %	22.9 %

(a) Included in state income taxes are deferred income tax effects related to certain acquisitions, intercompany mergers, tax elections, law changes and/or impact of changes in apportionment.

(b) Our 2022 income tax provision includes a net $56 million addition related to an increase in valuation allowance associated with the federal interest expense carryforwards under the IRC Section 163(j) and primarily offset by a decrease in valuation allowance on certain state deferred tax assets resulting from the Deconsolidation. Our 2021 income tax provision includes a net $8 million addition related to an increase in valuation allowance associated with the federal interest expense carryforwards under the IRC Section 163(j) and primarily offset by a decrease in valuation allowance on certain state deferred tax assets as a result of the changes in estimate of the state apportionment. Our 2020 income tax provision includes a $192 million addition related to an increase in valuation allowance primarily due to the change in judgement in the realizability of certain deferred tax assets resulting from the reduction in forecast of future operating income and the RSN impairment.

(c) Our 2022, 2021, and 2020 income tax provisions include a $9 million expense and a $13 million and a $23 million benefit, respectively, related to noncontrolling interest of various partnerships.

(d) Our 2021 and 2020 income tax provisions include a benefit of $40 million and $42 million, respectively, related to investments in sustainability initiatives whose activities qualify for federal income tax credits through 2021.

(e) Our 2021 and 2020 income tax provisions include a benefit of $38 million and $61 million, respectively, as result of the CARES Act allowing for the 2020 federal net operating loss to be carried back to the pre-2018 years when the federal tax rate was 35%.

Temporary differences between the financial reporting carrying amounts and the tax bases of assets and liabilities give rise to deferred taxes. Total deferred tax assets and deferred tax liabilities as of December 31, 2022 and 2021 were as follows (in millions):

	2022	2021
Deferred Tax Assets:		
Net operating losses:		
Federal	$ 14	$ 16
State	131	120
Goodwill and intangible assets	2	6
Basis in DSH	—	704
DSH's interest expense carryforward	212	110
Investment in Bally's securities	70	28
Tax Credits	79	87
Other	96	80
	604	1,151
Valuation allowance for deferred tax assets	(312)	(256)
Total deferred tax assets	$ 292	$ 895
Deferred Tax Liabilities:		
Goodwill and intangible assets	$ (384)	$ (397)
Property & equipment, net	(110)	(165)
Basis in DSH	(356)	—
Other	(52)	(40)
Total deferred tax liabilities	(902)	(602)
Net deferred tax (liabilities) assets	$ (610)	$ 293

At December 31, 2022, the Company had approximately $68 million and $2.9 billion of gross federal and state net operating losses, respectively. Except for those without an expiration date, these losses will expire during various years from 2023 to 2042, and some of them are subject to annual limitations under the IRC Section 382 and similar state provisions. As discussed in *Income Taxes* under *Note 1. Nature of Operations and Summary of Significant Accounting Policies*, we establish valuation allowances in accordance with the guidance related to accounting for income taxes. As of December 31, 2022, a valuation allowance has been provided for deferred tax assets related to certain temporary basis differences, interest expense carryforwards under the IRC Section 163(j) and a substantial portion of our available state net operating loss carryforwards based on past operating results, expected timing of the reversals of existing temporary basis differences, alternative tax strategies, current and cumulative losses, and projected future taxable income. Although realization is not assured for the remaining deferred tax assets, we believe it is more likely than not that they will be realized in the future. During the year ended December 31, 2022, we increased our valuation allowance by $56 million to $312 million. The increase in valuation allowance was primarily due to uncertainty in the realizability of deferred tax assets related to interest expense carryforwards under the IRC Section 163(j), offset by a change in the realizability of certain state deferred tax assets. During the year ended December 31, 2021, we increased our valuation allowance by $4 million to $256 million. The increase in valuation allowance was primarily due to uncertainty in the realizability of deferred tax assets related to interest expense carryforwards under the IRC Section 163(j), offset by a change in the realizability of certain state deferred tax assets.

The following table summarizes the activity related to our accrued unrecognized tax benefits (in millions):

	2022	2021	2020
Balance at January 1,	$ 15	$ 11	$ 11
Additions related to prior year tax positions	2	1	5
Additions related to current year tax positions	1	3	3
Reductions related to prior year tax positions	—	—	(1)
Reductions related to settlements with taxing authorities	—	—	(4)
Reductions related to expiration of the applicable statute of limitations	(1)	—	(3)
Balance at December 31,	$ 17	$ 15	$ 11

We are subject to U.S. federal income tax as well as income tax of multiple state jurisdictions. Our 2014 through 2020 federal tax returns are currently under audit, and several of our subsidiaries are currently under state examinations for various years. We do not anticipate the resolution of these matters will result in a material change to our consolidated financial statements. In addition, we believe that our liability for unrecognized tax benefits could be reduced by up to $4 million, in the next twelve months, as a result of expected statute of limitations expirations and the resolution of examination issues and settlements with tax authorities.

13. COMMITMENTS AND CONTINGENCIES:

Other Liabilities

Prior to the Deconsolidation, other liabilities included certain fixed payment obligations which were payable through 2027. As of December 31, 2021, $32 million was recorded within other current liabilities and $71 million was recorded within other long-term liabilities in our consolidated balance sheets. Interest expense of $1 million, $6 million, and $8 million was recorded for the years ended December 31, 2022, 2021, and 2020, respectively. See *Deconsolidation of Diamond Sports Intermediate Holdings LLC* within *Note 1. Nature of Operations and Summary of Significant Accounting Policies.*

Prior to the Deconsolidation, other liabilities included certain variable payment obligations which were payable through 2030. These contractual obligations were based upon the excess cash flow of certain RSNs. As of December 31, 2021, $8 million was recorded within other current liabilities and $23 million was recorded within other long-term liabilities in our consolidated balance sheets. We recorded a measurement adjustment loss of $3 million and gains of $15 million and $159 million for the years ended December 31, 2022, 2021, and 2020, respectively, recorded within other (expense) income, net in our consolidated statements of operations. See *Deconsolidation of Diamond Sports Intermediate Holdings LLC* within *Note 1. Nature of Operations and Summary of Significant Accounting Policies.*

Litigation

We are a party to lawsuits, claims, and regulatory matters from time to time in the ordinary course of business. Actions currently pending are in various stages and no material judgments or decisions have been rendered by hearing boards or courts in connection with such actions. Except as noted below, we do not believe the outcome of these matters, individually or in the aggregate, will have a material effect on the Company's financial statements.

FCC Litigation Matters

On May 22, 2020, the FCC released an Order and Consent Decree pursuant to which the Company agreed to pay $48 million to resolve the matters covered by a Notice of Apparent Liability for Forfeiture ("NAL") issued in December 2017 proposing a $13 million fine for alleged violations of the FCC's sponsorship identification rules by the Company and certain of its subsidiaries, the FCC's investigation of the allegations raised in the Hearing Designation Order issued in connection with the Company's proposed acquisition of Tribune, and a retransmission related matter. The Company submitted the $48 million payment on August 19, 2020. As part of the consent decree, the Company also agreed to implement a 4-year compliance plan. Two petitions were filed on June 8, 2020 seeking reconsideration of the Order and Consent Decree. The Company filed an opposition to the petitions on June 18, 2020, and the petitions remain pending.

On September 1, 2020, one of the individuals who filed a petition for reconsideration of the Order and Consent Decree filed a petition to deny the license renewal application of WBFF(TV), Baltimore, MD, and the license renewal applications of two other Baltimore, MD stations with which the Company has a JSA or LMA, Deerfield Media station WUTB(TV) and Cunningham station WNUV(TV). The Company filed an opposition to the petition on October 1, 2020, and the petition remains pending.

On September 2, 2020, the FCC adopted a Memorandum Opinion and Order and NAL against the licensees of several stations with whom the Company has LMAs, JSAs, and/or SSAs in response to a complaint regarding those stations' retransmission consent negotiations. The NAL proposed a $0.5 million penalty for each station, totaling $9 million. The licensees filed a response to the NAL on October 15, 2020, asking the FCC to dismiss the proceeding or, alternatively, to reduce the proposed forfeiture to $25,000 per station. On July 28, 2021, the FCC issued a forfeiture order in which the $0.5 million penalty was upheld for all but one station. A Petition for Reconsideration of the forfeiture order was filed on August 7, 2021. On March 14, 2022, the FCC released a Memorandum Opinion and Order and Order on Reconsideration, reaffirming the forfeiture order and dismissing (and in the alternative, denying) the Petition for Reconsideration. The Company is not a party to this forfeiture order; however, our consolidated financial statements include an accrual of additional expenses of $8 million for the above legal matters during the year ended December 31, 2021, as we consolidate these stations as VIEs.

On September 21, 2022, the FCC released an NAL against the licensees of a number of stations, including 83 Company stations and several stations with whom the Company has LMAs, JSAs, and/or SSAs, for violation of the FCC's limitations on commercial matter in children's television programming related to KidsClick network programming distributed by the Company in 2018. The NAL proposed a fine of $2.7 million against the Company, and fines ranging from $20,000 to $26,000 per station for the other licensees, including the LMA, JSA, and/or SSA stations, for a total of $3.4 million. As of December 31, 2022, we have accrued $3.4 million. On October 21, 2022, the Company filed a written response seeking reduction of the proposed fine amount, and the matter remains pending.

Other Litigation Matters

On November 6, 2018, the Company agreed to enter into a proposed consent decree with the DOJ. This consent decree resolves the DOJ's investigation into the sharing of pacing information among certain stations in some local markets. The DOJ filed the consent decree and related documents in the U.S. District Court for the District of Columbia on November 13, 2018. The U.S. District Court for the District of Columbia entered the consent decree on May 22, 2019. The consent decree is not an admission of any wrongdoing by the Company and does not subject the Company to any monetary damages or penalties. The Company believes that even if the pacing information was shared as alleged, it would not have impacted any pricing of advertisements or the competitive nature of the market. The consent decree requires the Company to adopt certain antitrust compliance measures, including the appointment of an Antitrust Compliance Officer, consistent with what the DOJ has required in previous consent decrees in other industries. The consent decree also requires the Company's stations not to exchange pacing and certain other information with other stations in their local markets, which the Company's management had already instructed them not to do.

The Company is aware of twenty-two putative class action lawsuits that were filed against the Company following published reports of the DOJ investigation into the exchange of pacing data within the industry. On October 3, 2018, these lawsuits were consolidated in the Northern District of Illinois. The consolidated action alleges that the Company and thirteen other broadcasters conspired to fix prices for commercials to be aired on broadcast television stations throughout the United States and engaged in unlawful information sharing, in violation of the Sherman Antitrust Act. The consolidated action seeks damages, attorneys' fees, costs and interest, as well as injunctions against adopting practices or plans that would restrain competition in the ways the plaintiffs have alleged. The Court denied the Defendants' motion to dismiss on November 6, 2020. Since then, the Plaintiffs have served the Defendants with written discovery requests and have begun taking depositions of the employees of the defendants and certain third parties. The Court has set a pretrial schedule which currently requires discovery to be completed by April 15, 2023 and briefing on class certification to be completed by September 1, 2023. The Company believes the lawsuits are without merit and intends to vigorously defend itself against all such claims.

Changes in the Rules of Television Ownership, Local Marketing Agreements, Joint Sales Agreements, Retransmission Consent Negotiations, and National Ownership Cap

Certain of our stations have entered into what have commonly been referred to as local marketing agreements or LMAs. One typical type of LMA is a programming agreement between two separately owned television stations serving the same market, whereby the licensee of one station programs substantial portions of the broadcast day and sells advertising time during such programming segments on the other licensee's station subject to the latter licensee's ultimate editorial and other controls. We believe these arrangements allow us to reduce our operating expenses and enhance profitability.

In 1999, the FCC established a local television ownership rule that made certain LMAs attributable. The FCC adopted policies to exempt from attribution "legacy" LMAs that were entered into prior to November 5, 1996 and permitted the applicable stations to continue operations pursuant to the LMAs until the conclusion of the FCC's 2004 biennial review. The FCC stated it would conduct a case-by-case review of legacy LMAs and assess the appropriateness of extending the exemption periods. The FCC did not initiate any review of legacy LMAs in 2004 or as part of its subsequent quadrennial reviews. We do not know when, or if, the FCC will conduct any such review of legacy LMAs. Currently, all of our LMAs are exempt from attribution under the local television ownership rule because they were entered into prior to November 5, 1996. If the FCC were to eliminate the exemption for these LMAs, we would have to terminate or modify these LMAs.

In September 2015, the FCC released a Notice of Proposed Rulemaking in response to a Congressional directive in STELAR to examine the "totality of the circumstances test" for good-faith negotiations of retransmission consent. The proposed rulemaking seeks comment on new factors and evidence to consider in its evaluation of claims of bad faith negotiation, including service interruptions prior to a "marquee sports or entertainment event," restrictions on online access to broadcast programming during negotiation impasses, broadcasters' ability to offer bundles of broadcast signals with other broadcast stations or cable networks, and broadcasters' ability to invoke the FCC's exclusivity rules during service interruptions. On July 14, 2016, the FCC's Chairman at the time announced that the FCC would not, at that time, proceed to adopt additional rules governing good faith negotiations of retransmission consent but did not formally terminate the rulemaking. No formal action has yet been taken on this Proposed Rulemaking, and we cannot predict if the FCC will terminate the rulemaking or take other action.

In August 2016, the FCC completed both its 2010 and 2014 quadrennial reviews of its media ownership rules and issued an order ("Ownership Order") which left most of the existing multiple ownership rules intact, but amended the rules to provide for the attribution of JSAs under certain circumstances. Certain existing JSAs were later exempted from attribution until 2025. On November 20, 2017, the FCC released an Ownership Order on Reconsideration that, among other things, eliminated the JSA attribution rule. The Ownership Order on Reconsideration was vacated and remanded by the U.S. Court of Appeals for the Third Circuit in September 2019, but the Supreme Court ultimately reversed the Third Circuit's decision on April 1, 2021 and the Ownership Order on Reconsideration is currently in effect.

On December 18, 2017, the FCC released a Notice of Proposed Rulemaking to examine the FCC's national ownership cap, including the UHF discount. The UHF discount allows television station owners to discount the coverage of UHF stations when calculating compliance with the FCC's national ownership cap, which prohibits a single entity from owning television stations that reach, in total, more than 39% of all the television households in the nation. All but 34 of the stations we currently own and operate, or to which we provide programming services are UHF. We cannot predict the outcome of the rulemaking proceeding. With the application of the UHF discount counting all our present stations we reach approximately 24% of U.S. households. Changes to the national ownership cap could limit our ability to make television station acquisitions.

On December 13, 2018, the FCC released a Notice of Proposed Rulemaking to initiate the 2018 Quadrennial Regulatory Review of the FCC's broadcast ownership rules. With respect to the local television ownership rule specifically, among other things, the Notice of Proposed Rulemaking seeks comment on possible modifications to the rule's operation, including the relevant product market, the numerical limit, the top-four prohibition; and the implications of multicasting, satellite stations, low power stations and the next generation standard. In addition, the Notice of Proposed Rulemaking examines further several diversity related proposals raised in the last quadrennial review proceeding. On July 16, 2021, the FCC extended the comment deadline and the comment and reply comment deadline closed on October 1, 2021. The proceeding remains pending. On December 22, 2022, the FCC released a Public Notice to initiate the 2022 Quadrennial Regulatory Review, seeking comment on the Local Radio Ownership Rule, the Local Television Ownership Rule, and the Dual Network Rule. Comments are due on March 3, 2023 and reply comments are due March 20, 2023. We cannot predict the outcome of the rulemaking proceedings. Changes to these rules could impact our ability to make radio or television station acquisitions.

14.   VARIABLE INTEREST ENTITIES:

Certain of our stations provide services to other station owners within the same respective market through agreements, such as LMAs, where we provide programming, sales, operational, and administrative services, and JSAs and SSAs, where we provide non-programming, sales, operational, and administrative services. In certain cases, we have also entered into purchase agreements or options to purchase the license related assets of the licensee. We typically own the majority of the non-license assets of the stations, and in some cases where the licensee acquired the license assets concurrent with our acquisition of the non-license assets of the station, we have provided guarantees to the bank for the licensee's acquisition financing. The terms of the agreements vary, but generally have initial terms of over five years with several optional renewal terms. Based on the terms of the agreements and the significance of our investment in the stations, we are the primary beneficiary when, subject to the ultimate control of the licensees, we have the power to direct the activities which significantly impact the economic performance of the VIE through the services we provide and we absorb losses and returns that would be considered significant to the VIEs. The fees paid between us and the licensees pursuant to these arrangements are eliminated in consolidation.

A subsidiary of DSIH is a party to a joint venture associated with Marquee. Marquee is party to a long term telecast rights agreement which provides the rights to air certain live game telecasts and other content, which we guarantee. In connection with a prior acquisition, we became party to a joint venture associated with one other regional sports network. DSIH participated significantly in the economics and had the power to direct the activities which significantly impacted the economic performance of these regional sports networks, including sales and certain operational services. As of December 31, 2021, we consolidated these regional sports networks because they were variable interest entities and we were the primary beneficiary. As of March 1, 2022, as a result of the Deconsolidation, we no longer consolidate these regional sports networks. See *Deconsolidation of Diamond Sports Intermediate Holdings LLC* within *Note 1. Nature of Operations and Summary of Significant Accounting Policies.*

The carrying amounts and classification of the assets and liabilities of the VIEs mentioned above which have been included in our consolidated balance sheets as of December 31, 2022 and 2021 were as follows (in millions):

	2022	2021
ASSETS		
Current assets:		
Cash and cash equivalents	$ —	$ 43
Accounts receivable, net	47	83
Prepaid sports rights	—	2
Other current assets	3	4
Total current asset	50	132
Property and equipment, net	10	17
Operating lease assets	—	5
Goodwill and indefinite-lived intangible assets	15	15
Definite-lived intangible assets, net	40	47
Other assets	—	1
Total assets	$ 115	$ 217
LIABILITIES		
Current liabilities:		
Other current liabilities	$ 15	$ 62
Long-term liabilities:		
Notes payable, finance leases, and commercial bank financing, less current portion	7	—
Operating lease liabilities, less current portion	—	4
Program contracts payable, less current portion	1	2
Other long term liabilities	3	4
Total liabilities	$ 26	$ 72

The amounts above represent the combined assets and liabilities of the VIEs described above, for which we are the primary beneficiary. Total liabilities associated with certain outsourcing agreements and purchase options with certain VIEs, which are excluded from above, were $130 million and $127 million as of December 31, 2022 and December 31, 2021, respectively, as these amounts are eliminated in consolidation. The assets of each of these consolidated VIEs can only be used to settle the obligations of the VIE. As of December 31, 2022, all of the liabilities are non-recourse to us except for the debt of certain VIEs. See *Debt of variable interest entities and guarantees of third-party obligations* under *Note 7. Notes Payable and Commercial Bank Financing* for further discussion. The risk and reward characteristics of the VIEs are similar.

Other VIEs

We have several investments in entities which are considered VIEs. However, we do not participate in the management of these entities, including the day-to-day operating decisions or other decisions which would allow us to control the entity, and therefore, we are not considered the primary beneficiary of these VIEs.

The carrying amounts of our investments in these VIEs for which we are not the primary beneficiary were $187 million and $175 million as of December 31, 2022 and 2021, respectively, and are included in other assets in our consolidated balance sheets. See *Note 6. Other Assets* for more information related to our equity investments. Our maximum exposure is equal to the carrying value of our investments. The income and loss related to equity method investments and other equity investments are recorded in income (loss) from equity method investments and other (expense) income, net, respectively, in our consolidated statements of operations. We recorded a gains of $58 million and $37 million and a loss of $38 million for the years ended December 31, 2022, 2021, and 2020, respectively, related to these investments.

In conjunction with the Transaction, the composition of the DSIH board of managers was modified resulting in our loss of voting control over DSIH. We hold substantially all of the equity of DSIH and provide certain management and general and administrative services to DSIH. However, it was determined that we are not the primary beneficiary because we lack the ability to control the activities that most significantly drive the economics of the business. The carrying amount of our investment in DSIH is zero and there is no obligation for us to provide additional financial support. We are also party to an A/R facility held by an indirect wholly-owned subsidiary of DSIH which had an outstanding balance of approximately $193 million as of December 31, 2022. See *Note Receivable* within *Note 6. Other Assets*. The amounts drawn under the A/R facility represent our maximum loss exposure.

15.   RELATED PERSON TRANSACTIONS:

Transactions with our controlling shareholders

David, Frederick, J. Duncan, and Robert Smith (collectively, "the controlling shareholders") are brothers and hold substantially all of the Class B Common Stock and some of our Class A Common Stock. We engaged in the following transactions with them and/or entities in which they have substantial interests:

Leases.   Certain assets used by us and our operating subsidiaries are leased from entities owned by the controlling shareholders. Lease payments made to these entities were $6 million for the year ended December 31, 2022 and $5 million for each of the years ended December 31, 2021 and 2020.

Finance leases payable related to the aforementioned relationships were $9 million, net of $1 million interest as of both December 31, 2022 and 2021. The finance leases mature in periods through 2029. For further information on finance leases to affiliates, see *Note 7. Notes Payable and Commercial Bank Financing.*

Charter Aircraft. We lease aircraft owned by certain controlling shareholders. For all leases, we incurred aggregate expenses of $0.4 million for the year ended December 31, 2022 and $1 million for each of the years ended December 31, 2021 and 2020.

Cunningham Broadcasting Corporation

Cunningham owns a portfolio of television stations, including: WNUV-TV Baltimore, Maryland; WRGT-TV Dayton, Ohio; WVAH-TV Charleston, West Virginia; WMYA-TV Anderson, South Carolina; WTTE-TV Columbus, Ohio; WDBB-TV Birmingham, Alabama; WBSF-TV Flint, Michigan; WGTU-TV/WGTQ-TV Traverse City/Cadillac, Michigan; WEMT-TV Tri-Cities, Tennessee; WYDO-TV Greenville, North Carolina; KBVU-TV/KCVU-TV Eureka/Chico-Redding, California; WPFO-TV Portland, Maine; KRNV-DT/KENV-DT Reno, Nevada/Salt Lake City, Utah; and KTXD-TV in Dallas, Texas (collectively, the Cunningham Stations). Certain of our stations provide services to these Cunningham Stations pursuant to LMAs or JSAs and SSAs. See *Note 14. Variable Interest Entities*, for further discussion of the scope of services provided under these types of arrangements.

All of the non-voting stock of the Cunningham Stations is owned by trusts for the benefit of the children of our controlling shareholders. We consolidate certain subsidiaries of Cunningham with which we have variable interests through various arrangements related to the Cunningham Stations.

The services provided to WNUV-TV, WMYA-TV, WTTE-TV, WRGT-TV and WVAH-TV are governed by a master agreement which has a current term that expires on July 1, 2023 and there are two additional five-year renewal terms remaining with final expiration on July 1, 2033. We also executed purchase agreements to acquire the license related assets of these stations from Cunningham, which grant us the right to acquire, and grant Cunningham the right to require us to acquire, subject to applicable FCC rules and regulations, 100% of the capital stock or the assets of these individual subsidiaries of Cunningham. Pursuant to the terms of this agreement we are obligated to pay Cunningham an annual fee for the television stations equal to the greater of (i) 3% of each station's annual net broadcast revenue or (ii) $5 million. The aggregate purchase price of these television stations increases by 6% annually. A portion of the fee is required to be applied to the purchase price to the extent of the 6% increase. The cumulative prepayments made under these purchase agreements were $61 million and $58 million as of December 31, 2022 and 2021, respectively. The remaining aggregate purchase price of these stations, net of prepayments, was $54 million for both the years ended December 31, 2022 and 2021. Additionally, we provide services to WDBB-TV pursuant to an LMA, which expires April 22, 2025, and have a purchase option to acquire for $0.2 million. We paid Cunningham, under these agreements, $10 million, $11 million, and $8 million for the years ended December 31, 2022, 2021, and 2020, respectively.

The agreements with KBVU-TV/KCVU-TV, KRNV-DT/KENV-DT, WBSF-TV, WEMT-TV, WGTU-TV/WGTQ-TV, WPFO-TV, and WYDO-TV expire between May 2023 and November 2029, and certain stations have renewal provisions for successive eight-year periods.

As we consolidate the licensees as VIEs, the amounts we earn or pay under the arrangements are eliminated in consolidation and the gross revenues of the stations are reported in our consolidated statements of operations. Our consolidated revenues include $159 million, $144 million, and $157 million for the years ended December 31, 2022, 2021, and 2020, respectively, related to the Cunningham Stations.

 We have an agreement with Cunningham to provide master control equipment and provide master control services to a station in Johnstown, PA with which Cunningham has an LMA that expires in June 2025. Under the agreement, Cunningham paid us an initial fee of $1 million and pays us $0.3 million annually for master control services plus the cost to maintain and repair the equipment. In addition, we have an agreement with Cunningham to provide a news share service with the Johnstown, PA station for an annual fee of $0.6 million which increases by 3% on each anniversary and which expires in November 2024.

We have multi-cast agreements with Cunningham Stations in the Eureka/Chico-Redding, California; Tri-Cities, Tennessee; Anderson, South Carolina; Baltimore, Maryland; Portland, Maine; Charleston, West Virginia; Dallas, Texas; and Greenville, North Carolina markets. In exchange for carriage of these networks in their markets, we paid $1 million for the year ended December 31, 2022 and $2 million for each of the years ended December 31, 2021 and 2020 under these agreements.

Atlantic Automotive Corporation

We sell advertising time to Atlantic Automotive Corporation ("Atlantic Automotive"), a holding company that owns automobile dealerships and an automobile leasing company. David D. Smith, our Executive Chairman, has a controlling interest in, and is a member of the Board of Directors of, Atlantic Automotive. We received payments for advertising totaling less than $0.1 million, $0.1 million, and $0.2 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Leased property by real estate ventures

Certain of our real estate ventures have entered into leases with entities owned by members of the Smith Family. Total rent received under these leases was $1 million for each of the years ended December 31, 2022, 2021, and 2020.

Diamond Sports Intermediate Holdings LLC

Subsequent to February 28, 2022, we accounted for our equity interest in DSIH as an equity method investment. See *Deconsolidation of Diamond Sports Intermediate Holdings LLC* within *Note 1. Nature of Operations and Summary of Significant Accounting Policies.*

Management Services Agreement. In 2019, we entered into a management services agreement with DSG, a wholly-owned subsidiary of DSIH, in which we provide DSG with affiliate sales and marketing services and general and administrative services. The contractual annual amount due from DSG for these services during the fiscal year ended December 31, 2022 is $75 million, which is subject to increases on an annual basis. Additionally, the agreement contains an incentive fee payable to us calculated based on certain terms contained within new or renewed distribution agreements with Distributors. As a condition to the Transaction, DSG will defer the cash payment of a portion of its management fee payable to the Company over the next five years. Pursuant to this agreement, excluding the amounts deferred as part of the Transaction, the Broadcast segment recorded $60 million of revenue for the year ended December 31, 2022 related to both the contractual and incentive fees, of which $24 million was eliminated in consolidation prior to the Deconsolidation. We will not recognize the portion of deferred management fees as revenue until such fees are determined to be collectible.

Distributions. DSIH made distributions to DSH for tax payments on the dividends of the Redeemable Subsidiary Preferred Equity of $7 million for the year ended December 31, 2022.

Note receivable. For the year ended December 31, 2022, we received payments totaling $60 million from DSPV and funded an additional $40 million related to the note receivable associated with the A/R facility.

For the year ended December 31, 2022, we recorded revenue of $15 million within other related to certain other transactions between DSIH and the Company.

Other equity method investees

YES Network. In August 2019, YES Network, which was accounted for as an equity method investment prior to the Deconsolidation, entered into a management services agreement with the Company, in which the Company provides certain services for an initial term that expires on August 29, 2025. The agreement will automatically renew for two 2-year renewal terms, with a final expiration on August 29, 2029. Pursuant to the terms of the agreement, the YES Network paid us a management services fee of $1 million, $6 million, and $5 million for the years ended December 31, 2022, 2021, and 2020, respectively. See *Deconsolidation of Diamond Sports Intermediate Holdings LLC* within *Note 1. Nature of Operations and Summary of Significant Accounting Policies.*

DSIH has a minority interest in certain mobile production businesses. Prior to the Deconsolidation, we accounted for these as equity method investments. DSIH made payments to these businesses for production services totaling $5 million, $45 million, and $19 million for the years ended December 31, 2022, 2021, and 2020, respectively.

We have a minority interest in a sports marketing company, which we account for as an equity method investment. We made payments to this business for marketing services totaling $2 million and $17 million for the years ended December 31, 2022 and 2021, respectively.

Sports Programming rights

Affiliates of six professional teams have non-controlling equity interests in certain of DSIH's regional sports networks. DSIH paid $61 million, $424 million, and $168 million, net of rebates, for the years ended December 31, 2022, 2021, and 2020, respectively, under sports programming rights agreements covering the broadcast of regular season games associates with these professional teams. Prior to the Deconsolidation, these payments were recorded in our consolidated statements of operations and cash flows. See *Deconsolidation of Diamond Sports Intermediate Holdings LLC* within *Note 1. Nature of Operations and Summary of Significant Accounting Policies.*

Employees

Jason Smith, an employee of the Company, is the son of Frederick Smith. Frederick Smith is a Vice President of the Company and a member of the Company's Board of Directors. Jason Smith received total compensation of $0.6 million, consisting of salary and bonus, for the year ended December 31, 2022 and $0.2 million, consisting of salary and bonus, for each of the years ended December 31, 2021 and 2020, and was granted RSAs with respect to 2,239 shares and 355 shares, vesting over two years, for the years ended December 31, 2022 and 2021, respectively. Ethan White, an employee of the Company, is the son-in-law of J. Duncan Smith. J. Duncan Smith is a Vice President of the Company and Secretary of the Company's Board of Directors. Ethan White received total compensation of $0.1 million, consisting of salary and bonus, for each of the years ended December 31, 2022, 2021, and 2020. Amberly Thompson, an employee of the Company, is the daughter of Donald Thompson. Donald Thompson is an Executive Vice President and Chief Human Resources Officer of the Company. Amberly Thompson received total compensation of $0.1 million, consisting of salary and bonus, for the year ended December 31, 2022 and $0.2 million, consisting of salary and bonus, for each of the years ended December 31, 2021 and 2020. Edward Kim, an employee of the company, is the brother-in-law of Christopher Ripley. Christopher Ripley is the President and Chief Executive Officer of the Company. Edward Kim received total compensation of $0.2 million, consisting of salary, for each of the years ended December 31, 2022 and 2021 and $0.1 million, consisting of salary, for the year ended December 31, 2020 and was granted RSAs with respect to 302 shares, vesting over two years, for the year ended December 31, 2022.

Frederick Smith, a Vice President of the Company and a member of the Company's Board of Directors, is the brother of David Smith, Executive Chairman of the Company and Chairman of the Company's Board of Directors; J. Duncan Smith, a Vice President of the Company and Secretary of the Company's Board of Directors; and Robert Smith, a member of the Company's Board of Directors. Frederick Smith received total compensation of $1 million for each of the years ended December 31, 2022, 2021, and 2020, consisting of salary, bonus, and earnings related to Frederick Smith's participation in the Company's deferred compensation plan. J. Duncan Smith, a Vice President of the Company and Secretary of the Company's Board of Directors, is the brother of David Smith, Executive Chairman of the Company and Chairman of the Company's Board of Directors; Frederick Smith, a Vice President of the Company and a member of the Company's Board of Directors; and Robert Smith, a member of the Company's Board of Directors. J. Duncan Smith received total compensation of $1 million for each of the years ended December 31, 2022, 2021, and 2020, consisting of salary and bonus.

16.   EARNINGS PER SHARE:

The following table reconciles income ("numerator") and shares ("denominator") used in our computations of earnings per share for the years ended December 31, 2022, 2021, and 2020 (in millions, except share amounts which are reflected in thousands):

	2022	2021	2020
Income ("Numerator")			
Net income (loss)	$ 2,701	$ (326)	$ (2,429)
Net income attributable to the redeemable noncontrolling interests	(20)	(18)	(56)
Net (income) loss attributable to the noncontrolling interests	(29)	(70)	71
Numerator for basic and diluted earnings per common share available to common shareholders	$ 2,652	$ (414)	$ (2,414)
Shares ("Denominator")			
Basic weighted-average common shares outstanding	70,653	75,050	79,924
Dilutive effect of stock settled appreciation rights and outstanding stock options	3	—	—
Diluted weighted-average common and common equivalent shares outstanding	70,656	75,050	79,924

The net earnings per share amounts are the same for Class A and Class B Common Stock because the holders of each class are legally entitled to equal per share distributions whether through dividends or in liquidation.

The following table shows the weighted-average stock-settled appreciation rights and outstanding stock options (in thousands) that are excluded from the calculation of diluted earnings per common share as the inclusion of such shares would be anti-dilutive.

	2022	2021	2020
Weighted-average stock-settled appreciation rights and outstanding stock options excluded	3,370	1,973	3,288

17.   SEGMENT DATA:

During the year ended December 31, 2022, we measured segment performance based on operating income (loss). Prior to the Deconsolidation on March 1, 2022, we had two reportable segments: broadcast and local sports. Our broadcast segment provides free over-the-air programming to television viewing audiences for stations in markets located throughout the continental United States, as well as distributes the content of these stations to MVPDs for distribution to their customers in exchange for contractual fees. See *Revenue Recognition* under *Note 1. Nature of Operations and Summary of Significant Accounting Policies* for further detail. Prior to the Deconsolidation, our local sports segment provided viewers with live professional sports content and included the Bally RSNs, Marquee, and a minority equity interest in the YES Network. See *Deconsolidation of Diamond Sports Intermediate Holdings LLC* within *Note 1. Nature of Operations and Summary of Significant Accounting Policies.* Other and corporate are not reportable segments but are included for reconciliation purposes. Other primarily consists of original networks and content, including Tennis, non-broadcast digital and internet solutions, technical services, and non-media investments. Corporate costs primarily include our costs to operate as a public company and to operate our corporate headquarters location. All of our businesses are located within the United States.

Segment financial information is included in the following tables for the years ended December 31, 2022, 2021, and 2020 (in millions):

As of December 31, 2022	Broadcast	Local sports	Other & Corporate	Eliminations	Consolidated
Goodwill	$ 2,016	$ —	$ 72	$ —	$ 2,088
Assets	4,436	—	2,268	—	6,704

As of December 31, 2021	Broadcast	Local sports	Other & Corporate	Eliminations	Consolidated
Goodwill	$ 2,016	$ —	$ 72	$ —	$ 2,088
Assets	4,793	5,769	2,009	(30)	12,541

For the year ended December 31, 2022	Broadcast		Local sports (d)		Other & Corporate		Eliminations		Consolidated
Revenue	$ 3,071	(e) $	482	$	473	$	(98)	(c) $	3,928
Depreciation of property and equipment and amortization of definite-lived intangible assets and other assets	240		54		30		(3)		321
Amortization of sports programming rights (a)	—		326		—		—		326
Amortization of program contract costs	72		—		18		—		90
Corporate general and administrative expenses	117		1		42		—		160
Gain on deconsolidation of subsidiary	—		—		(3,357)	(f)	—		(3,357)
Gain on asset dispositions and other, net of impairment	(15)	(b)	—		(49)		—		(64)
Operating income (loss)	607	(b)	(4)		3,377		—		3,980
Interest expense including amortization of debt discount and deferred financing costs	3		72		235		(14)		296
Income from equity method investments	—		10		46		—		56
Capital expenditures	96		2		7		—		105

For the year ended December 31, 2021	Broadcast		Local sports		Other & Corporate		Eliminations		Consolidated
Revenue	$ 2,757	$	3,056	$	481	$	(160)	(c) $	6,134
Depreciation of property and equipment and amortization of definite-lived intangible assets and other assets	247		316		31		(3)		591
Amortization of sports programming rights (a)	—		2,350		—		—		2,350
Amortization of program contract costs	76		—		17		—		93
Corporate general and administrative expenses	147		10		13		—		170
Gain on asset dispositions and other, net of impairment	(24)	(b)	(43)	(b)	(4)		—		(71)
Operating income (loss)	374	(b)	(317)	(b)	39		(1)		95
Interest expense including amortization of debt discount and deferred financing costs	4		436		192		(14)		618
Income (loss) from equity method investments	—		49		(4)		—		45
Capital expenditures	52		16		12		—		80

For the year ended December 31, 2020	Broadcast		Local sports		Other & Corporate		Eliminations		Consolidated
Revenue	$ 2,922	$	2,686	$	451	$	(116)	(c) $	5,943
Depreciation of property and equipment and amortization of definite-lived intangible assets and other assets	239		410		27		(2)		674
Amortization of sports programming rights (a)	—		1,078		—		—		1,078
Amortization of program contract costs	83		—		3		—		86
Corporate general and administrative expenses	119		10		19		—		148
(Gain) loss on asset dispositions and other, net of impairment	(118)	(b)	—		3		—		(115)
Impairment of goodwill and definite-lived intangible assets	—		4,264		—		—		4,264
Operating income (loss)	789	(b)	(3,602)		47		(6)		(2,772)
Interest expense including amortization of debt discount and deferred financing costs	5		460		203		(12)		656
Income (loss) from equity method investments	—		6		(42)		—		(36)
Capital expenditures	101		24		32		—		157

(a) The amortization of sports programming rights is included within media programming and production expenses on our consolidated statements of operations.

(b) Includes gains of $4 million related to reimbursements for spectrum repack costs, $67 million related to the fair value of equipment that we received for the C-Band spectrum repack and reimbursements for spectrum repack costs, and $90 million related to reimbursements for spectrum repack costs for the years ended December 31, 2022, 2021, and 2020, respectively. See *Note 2. Acquisitions and Dispositions of Assets.*

(c) Includes $26 million, $111 million, and $100 million of revenue for the years ended December 31, 2022, 2021, and 2020, respectively, for services provided by broadcast to local sports and other and $58 million for the year ended December 31, 2022 for services provided by other to broadcast, which are eliminated in consolidation.

(d) Represents the activity prior to the Deconsolidation on March 1, 2022. See *Deconsolidation of Diamond Sports Intermediate Holdings LLC* within *Note 1. Nature of Operations and Summary of Significant Accounting Policies.*

(e) Includes $39 million for the year ended December 31, 2022 of revenue for services provided by broadcast under management services agreements after the Deconsolidation, which is not eliminated in consolidation. See *Deconsolidation of Diamond Sports Intermediate Holdings LLC* within *Note 1. Nature of Operations and Summary of Significant Accounting Policies.*

(f) Represents the gain recognized on the Deconsolidation. See *Deconsolidation of Diamond Sports Intermediate Holdings LLC* within *Note 1. Nature of Operations and Summary of Significant Accounting Policies.*

18. FAIR VALUE MEASUREMENTS:

Accounting guidance provides for valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). A fair value hierarchy using three broad levels prioritizes the inputs to valuation techniques used to measure fair value. The following is a brief description of those three levels:

- *Level 1:* Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.
- *Level 2:* Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
- *Level 3:* Unobservable inputs that reflect the reporting entity's own assumptions.

The following table sets forth the face value and fair value of our financial assets and liabilities as of December 31, 2022 and 2021 (in millions):

	2022		2021	
	Face Value	Fair Value	Face Value	Fair Value
Level 1:				
Investments in equity securities	N/A $	6	N/A $	5
Deferred compensation assets	$ 41	41 $	48	48
Deferred compensation liabilities	35	35	38	38
STG:				
Money market funds	N/A	741	N/A	265
DSG (a):				
Money market funds	N/A	—	N/A	101
Level 2:				
Investments in equity securities (b)	N/A	153	N/A	114
STG (c):				
5.875% Senior Notes due 2026 (d)	—	—	348	357
5.500% Senior Notes due 2030	500	347	500	489
5.125% Senior Notes due 2027 (e)	282	230	400	391
4.125% Senior Secured Notes due 2030	750	560	750	712
Term Loan B-1, due January 3, 2024 (d)	—	—	379	373
Term Loan B-2, due September 30, 2026	1,258	1,198	1,271	1,239
Term Loan B-3, due April 1, 2028	729	692	736	722
Term Loan B-4, due April 21, 2029 (d)	746	709	—	—
DSG (a) (c):				
12.750% Senior Secured Notes due 2026	—	—	31	17
6.625% Senior Notes due 2027	—	—	1,744	490
5.375% Senior Secured Notes due 2026	—	—	3,050	1,525
Term Loan, due August 24, 2026	—	—	3,226	1,484
Debt of variable interest entities (c)	8	8	9	9
Debt of non-media subsidiaries (c)	16	16	17	17
Level 3:				
Investments in equity securities (f)	N/A	75	N/A	282

N/A - Not applicable

(a) The debt of DSG, a wholly-owned subsidiary of DSIH, was deconsolidated from our balance sheet as part of the Deconsolidation. See *Deconsolidation of Diamond Sports Intermediate Holdings LLC* within *Note 1. Nature of Operations and Summary of Significant Accounting Policies.*

(b) Consists of unrestricted warrants to acquire marketable common equity securities. The fair value of the warrants are derived from the quoted trading prices of the underlying common equity securities less the exercise price.

(c) Amounts are carried in our consolidated balance sheets net of debt discount, premium, and deferred financing costs, which are excluded in the above table, of $56 million and $158 million as of December 31, 2022 and 2021, respectively.

(d) In April 2022, STG raised Term B-4 Loans in an aggregate principal amount of $750 million, the proceeds of which were used to refinance all of STG's outstanding Term Loan B-1 due January 2024 and to redeem STG's outstanding 5.875% senior notes due 2026. See *STG Bank Credit Agreement* within *Note 7. Notes Payable and Commercial Bank Financing.*

(e) During the year ended December 31, 2022, we purchased $118 million aggregate principal amount of the STG 5.125% Notes in open market transactions for consideration of $104 million. The STG 5.125% Notes acquired during the nine months ended September 30, 2022 were canceled immediately following their acquisition. See *STG Notes* within *Note 7. Notes Payable and Commercial Bank Financing.*

(f) On November 18, 2020, we entered into a commercial agreement with Bally's and received warrants and options to acquire common equity in the business. During the years ended December 31, 2022, 2021, and 2020, we recorded a fair value adjustment loss of $112 million, loss of $50 million, and gain of $133 million, respectively, related to these interests. The fair value of the warrants is primarily derived from the quoted trading prices of the underlying common equity adjusted for a 16% discount for lack of marketability ("DLOM") as of December 31, 2021. The fair value of the options is derived utilizing the Black Scholes valuation model. The most significant inputs include the trading price of the underlying common stock, the exercise price of the options, which range from $30 to $45 per share, and a DLOM of 16% as of December 31, 2021. There are certain restrictions surrounding the sale and ownership of common stock through the second anniversary of the agreement. The Company is also precluded from owning more than 4.9% of the outstanding common shares of Bally's, inclusive of shares obtained through the exercise of the warrants and options described above. See *Note 6. Other Assets* for further discussion.

The following table summarizes the changes in financial assets measured at fair value on a recurring basis and categorized as Level 3 under the fair value hierarchy (in millions):

	Options and Warrants
Fair Value at December 31, 2020	$ 332
Measurement adjustments	(50)
Fair Value at December 31, 2021	282
Measurement adjustments	(112)
Transfer to Level 2	(95)
Fair Value at December 31, 2022	$ 75

19.   CONDENSED CONSOLIDATING FINANCIAL STATEMENTS:

STG is the primary obligor under STG's Bank Credit Agreement and the STG Notes. Our Class A Common Stock and Class B Common Stock as of December 31, 2022, were obligations or securities of SBG and not obligations or securities of STG. SBG is a guarantor under the STG Notes. As of December 31, 2022, our consolidated total debt of $4,265 million included $4,249 million of debt related to STG and its subsidiaries of which SBG guaranteed $4,216 million.

SBG, KDSM, LLC, a wholly-owned subsidiary of SBG, and STG's wholly-owned subsidiaries ("guarantor subsidiaries"), have fully and unconditionally guaranteed, subject to certain customary automatic release provisions, all of STG's obligations. Those guarantees are joint and several. There are certain contractual restrictions on the ability of SBG, STG or KDSM, LLC to obtain funds from their subsidiaries in the form of dividends or loans.

The following condensed consolidating financial statements present the consolidated balance sheets, consolidated statements of operations and comprehensive income, and consolidated statements of cash flows of SBG, STG, KDSM, LLC and the guarantor subsidiaries, the direct and indirect non-guarantor subsidiaries of SBG, and the eliminations necessary to arrive at our information on a consolidated basis and are provided pursuant to the terms of certain of our debt agreements. Investments in the subsidiaries of SBG, STG, KDSM, LLC and the guarantor subsidiaries, the direct and indirect non-guarantor subsidiaries of SBG are presented in each column under the equity method of accounting. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted. As such, these condensed consolidating financial statements should be read in conjunction with the accompanying notes to consolidated financial statements.

CONDENSED CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2022
(In millions)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
Cash and cash equivalents	$ 47	$ 750	$ 1	$ 86	$ —	$ 884
Accounts receivable, net	—	—	555	57	—	612
Other current assets	32	42	159	19	(65)	187
Total current assets	79	792	715	162	(65)	1,683
Property and equipment, net	—	31	668	51	(22)	728
Investment in equity of consolidated subsidiaries	962	3,463	—	—	(4,425)	—
Goodwill	—	—	2,081	7	—	2,088
Indefinite-lived intangible assets	—	—	136	14	—	150
Definite-lived intangible assets, net	—	—	935	42	(31)	946
Other long-term assets	542	938	512	573	(1,456)	1,109
Total assets	$ 1,583	$ 5,224	$ 5,047	$ 849	$ (5,999)	$ 6,704
Accounts payable and accrued liabilities	$ —	$ 80	$ 300	$ 18	$ (1)	$ 397
Current portion of long-term debt	—	28	6	5	(1)	38
Other current liabilities	4	8	139	87	(65)	173
Total current liabilities	4	116	445	110	(67)	608
Long-term debt	—	4,181	24	387	(365)	4,227
Other long-term liabilities	831	52	1,120	314	(1,323)	994
Total liabilities	835	4,349	1,589	811	(1,755)	5,829
Redeemable noncontrolling interests	—	—	—	194	—	194
Total Sinclair Broadcast Group equity (deficit)	748	875	3,458	(86)	(4,247)	748
Noncontrolling interests in consolidated subsidiaries	—	—	—	(70)	3	(67)
Total liabilities, redeemable noncontrolling interests, and equity	$ 1,583	$ 5,224	$ 5,047	$ 849	$ (5,999)	$ 6,704

CONDENSED CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2021
(In millions)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
Cash and cash equivalents	$ 2	$ 316	$ 2	$ 496	$ —	816
Accounts receivable, net	—	—	649	596	—	1,245
Other current assets	10	82	293	136	(111)	410
Total current assets	12	398	944	1,228	(111)	2,471
Property and equipment, net	1	31	664	161	(24)	833
Investment in equity of consolidated subsidiaries	451	3,448	—	—	(3,899)	—
Restricted cash	—	—	—	3	—	3
Goodwill	—	—	2,081	7	—	2,088
Indefinite-lived intangible assets	—	—	136	14	—	150
Definite-lived intangible assets	—	—	1,105	4,019	(36)	5,088
Other long-term assets	331	1,956	427	1,853	(2,659)	1,908
Total assets	$ 795	$ 5,833	$ 5,357	$ 7,285	$ (6,729)	$ 12,541
Accounts payable and accrued liabilities	$ 31	$ 85	$ 295	$ 279	$ (35)	$ 655
Current portion of long-term debt	—	20	5	45	(1)	69
Other current liabilities	2	6	155	392	(77)	478
Total current liabilities	33	111	455	716	(113)	1,202
Long-term debt	915	4,317	33	8,488	(1,482)	12,271
Investment in deficit of consolidated subsidiaries	1,605	—	—	—	(1,605)	—
Other long-term liabilities	12	69	1,426	468	(1,398)	577
Total liabilities	2,565	4,497	1,914	9,672	(4,598)	14,050
Redeemable noncontrolling interests	—	—	—	197	—	197
Total Sinclair Broadcast Group (deficit) equity	(1,770)	1,336	3,443	(2,644)	(2,135)	(1,770)
Noncontrolling interests in consolidated subsidiaries	—	—	—	60	4	64
Total liabilities, redeemable noncontrolling interests, and equity	$ 795	$ 5,833	$ 5,357	$ 7,285	$ (6,729)	$ 12,541

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE YEAR ENDED DECEMBER 31, 2022
(In millions)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
Net revenue	$ —	$ 65	$ 3,349	$ 681	$ (167)	$ 3,928
Media programming and production expenses	—	5	1,485	530	(78)	1,942
Selling, general and administrative	41	140	790	80	(79)	972
Gain on deconsolidation of subsidiary	(3,357)	—	—	—	—	(3,357)
Depreciation, amortization and other operating (gains) expenses	(32)	6	329	98	(10)	391
Total operating (gains) expenses	(3,348)	151	2,604	708	(167)	(52)
Operating income (loss)	3,348	(86)	745	(27)	—	3,980
Equity in earnings of consolidated subsidiaries	16	575	—	—	(591)	—
Interest expense	(4)	(222)	(3)	(85)	18	(296)
Other income (expense)	26	6	8	(104)	(6)	(70)
Total other income (expense), net	38	359	5	(189)	(579)	(366)
Income tax (provision) benefit	(734)	58	(170)	(67)	—	(913)
Net income (loss)	2,652	331	580	(283)	(579)	2,701
Net income attributable to the redeemable noncontrolling interests	—	—	—	(20)	—	(20)
Net income attributable to the noncontrolling interests	—	—	—	(29)	—	(29)
Net income (loss) attributable to Sinclair Broadcast Group	$ 2,652	$ 331	$ 580	$ (332)	$ (579)	$ 2,652
Comprehensive income (loss)	$ 2,652	$ 334	$ 580	$ (280)	$ (579)	$ 2,707

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE YEAR ENDED DECEMBER 31, 2021
(In millions)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
Net revenue	$ —	$ 111	$ 2,979	$ 3,251	$ (207)	$ 6,134
Media programming and production expenses	—	4	1,425	2,916	(54)	4,291
Selling, general and administrative	12	160	715	336	(145)	1,078
Depreciation, amortization and other operating expenses	1	8	327	341	(7)	670
Total operating expenses	13	172	2,467	3,593	(206)	6,039
Operating (loss) income	(13)	(61)	512	(342)	(1)	95
Equity in (loss) earnings of consolidated subsidiaries	(350)	435	—	—	(85)	—
Interest expense	(13)	(180)	(3)	(450)	28	(618)
Other (expense) income	(63)	16	(24)	111	(16)	24
Total other (expense) income, net	(426)	271	(27)	(339)	(73)	(594)
Income tax benefit (provision)	25	35	(44)	157	—	173
Net (loss) income	(414)	245	441	(524)	(74)	(326)
Net income attributable to the redeemable noncontrolling interests	—	—	—	(18)	—	(18)
Net income attributable to the noncontrolling interests	—	—	—	(70)	—	(70)
Net (loss) income attributable to Sinclair Broadcast Group	$ (414)	$ 245	$ 441	$ (612)	$ (74)	$ (414)
Comprehensive (loss) income	$ (414)	$ 246	$ 441	$ (517)	$ (74)	$ (318)

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE YEAR ENDED DECEMBER 31, 2020
(In millions)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
Net revenue	$ —	$ 100	$ 3,081	$ 2,946	$ (184)	$ 5,943
Media programming and production expenses	—	3	1,284	1,519	(71)	2,735
Selling, general and administrative	18	122	658	279	(97)	980
Impairment of goodwill and definite-lived intangible assets	—	—	—	4,264	—	4,264
Depreciation, amortization and other operating expenses	2	8	211	525	(10)	736
Total operating expenses	20	133	2,153	6,587	(178)	8,715
Operating (loss) income	(20)	(33)	928	(3,641)	(6)	(2,772)
Equity in (loss) earnings of consolidated subsidiaries	(2,409)	877	—	—	1,532	—
Interest expense	(13)	(191)	(3)	(474)	25	(656)
Other income (expense)	27	4	(41)	303	(14)	279
Total other (expense) income, net	(2,395)	690	(44)	(171)	1,543	(377)
Income tax benefit	1	51	3	665	—	720
Net (loss) income	(2,414)	708	887	(3,147)	1,537	(2,429)
Net income attributable to redeemable noncontrolling interests	—	—	—	(56)	—	(56)
Net loss attributable to the noncontrolling interests	—	—	—	71	—	71
Net (loss) income attributable to Sinclair Broadcast Group	$ (2,414)	$ 708	$ 887	$ (3,132)	$ 1,537	$ (2,414)
Comprehensive (loss) income	$ (2,414)	$ 707	$ 887	$ (3,154)	$ 1,537	$ (2,437)

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022
(In millions)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
NET CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES	$ 6	$ (210)	$ 600	$ 401	$ 2	$ 799
NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:						
Acquisition of property and equipment	—	(4)	(100)	(5)	4	(105)
Deconsolidation of subsidiary cash		—	—	(315)	—	(315)
Proceeds from the sale of assets	—	—	5	4	—	9
Purchases of investments	(48)	(1)	(4)	(22)	—	(75)
Distributions from investments	64	—	10	25	—	99
Spectrum repack reimbursements	—	—	4	—	—	4
Other, net	—	3	(1)	—	—	2
Net cash flows from (used in) investing activities	16	(2)	(86)	(313)	4	(381)
NET CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:						
Proceeds from notes payable and commercial bank financing	—	728	—	—	—	728
Repayments of notes payable, commercial bank financing and finance leases	—	(855)	(5)	(3)	—	(863)
Dividends paid on Class A and Class B Common Stock	(70)	—	—	—	—	(70)
Repurchase of outstanding Class A Common Stock	(120)	—	—	—	—	(120)
Dividends paid on redeemable subsidiary preferred equity	—	—	—	(7)	—	(7)
Distributions to noncontrolling interests	—	—	—	(12)	—	(12)
Increase (decrease) in intercompany payables	214	781	(510)	(479)	(6)	—
Other, net	(1)	(8)	—	—	—	(9)
Net cash flows from (used in) financing activities	23	646	(515)	(501)	(6)	(353)
NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	45	434	(1)	(413)	—	65
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, beginning of period	2	316	2	499	—	819
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, end of period	$ 47	$ 750	$ 1	$ 86	$ —	$ 884

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021
(In million)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
NET CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES	$ (5)	$ (216)	$ 583	$ (46)	$ 11	$ 327
NET CASH FLOWS USED IN INVESTING ACTIVITIES:						
Acquisition of property and equipment	—	(2)	(64)	(18)	4	(80)
Acquisition of businesses, net of cash acquired	—	—	(4)	—	—	(4)
Proceeds from the sale of assets	—	—	34	9	—	43
Purchases of investments	(9)	(9)	(46)	(192)	—	(256)
Spectrum repack reimbursements	—	—	24	—	—	24
Other, net	(183)	—	(1)	28	183	27
Net cash flows used in investing activities	(192)	(11)	(57)	(173)	187	(246)
NET CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:						
Proceeds from notes payable and commercial bank financing	—	341	—	46	(30)	357
Repayments of notes payable, commercial bank financing and finance leases	—	(362)	(6)	(51)	(182)	(601)
Dividends paid on Class A and Class B Common Stock	(60)	—	—	—	—	(60)
Repurchases of outstanding Class A Common Stock	(61)	—	—	—	—	(61)
Dividends paid on redeemable subsidiary preferred equity	—	—	—	(5)	—	(5)
Distributions to noncontrolling interests	—	—	—	(95)	—	(95)
Distributions to redeemable noncontrolling interests	—	—	—	(6)	—	(6)
Increase (decrease) in intercompany payables	333	106	(518)	65	14	—
Other, net	(13)	—	—	(40)	—	(53)
Net cash flows from (used in) financing activities	199	85	(524)	(86)	(198)	(524)
NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	2	(142)	2	(305)	—	(443)
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, beginning of period	—	458	—	804	—	1,262
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, end of period	$ 2	$ 316	$ 2	$ 499	$ —	$ 819

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020
(In millions)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
NET CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES	$ (119)	$ (75)	$ 864	$ 875	$ 3	$ 1,548
NET CASH FLOWS USED IN INVESTING ACTIVITIES:						
Acquisition of property and equipment	—	(8)	(130)	(26)	7	(157)
Acquisition of businesses, net of cash acquired	—	—	(16)	—	—	(16)
Spectrum repack reimbursements	—	—	90	—	—	90
Proceeds from the sale of assets	—	—	36	—	—	36
Purchases of investments	(43)	(8)	(43)	(45)	—	(139)
Other, net	1	—	(2)	28	—	27
Net cash flows used in investing activities	(42)	(16)	(65)	(43)	7	(159)
NET CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:						
Proceeds from notes payable and commercial bank financing	—	1,398	—	421	—	1,819
Repayments of notes payable, commercial bank financing and finance leases	—	(1,434)	(4)	(301)	—	(1,739)
Dividends paid on Class A and Class B Common Stock	(63)	—	—	—	—	(63)
Dividends paid on redeemable subsidiary preferred equity	—	—	—	(36)	—	(36)
Repurchase of outstanding Class A Common Stock	(343)	—	—	—	—	(343)
Redemption of redeemable subsidiary preferred equity	—	—	—	(547)	—	(547)
Debt issuance costs	—	(11)	—	(8)	—	(19)
Distributions to noncontrolling interests	—	—	—	(32)	—	(32)
Distributions to redeemable noncontrolling interests	—	—	—	(383)	—	(383)
Increase (decrease) in intercompany payables	565	239	(798)	4	(10)	—
Other, net	2	—	—	(119)	—	(117)
Net cash flows from (used in) financing activities	161	192	(802)	(1,001)	(10)	(1,460)
NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	—	101	(3)	(169)	—	(71)
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, beginning of period	—	357	3	973	—	1,333
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, end of period	$ —	$ 458	$ —	$ 804	$ —	$ 1,262

QUARTERLY FINANCIAL INFORMATION (UNAUDITED):
(In millions, except per share data)

	For the Quarter Ended			
	3/31/2022	6/30/2022	9/30/2022	12/31/2022
Total revenues	$ 1,288	$ 837	$ 843	$ 960
Operating income	$ 3,466	$ 107	$ 154	$ 253
Net income (loss)	$ 2,616	$ (6)	$ 29	$ 62
Net income (loss) attributable to Sinclair Broadcast Group	$ 2,587	$ (11)	$ 21	$ 55
Basic earnings (loss) per common share	$ 35.85	$ (0.17)	$ 0.32	$ 0.79
Diluted earnings (loss) per common share	$ 35.84	$ (0.17)	$ 0.32	$ 0.79

	For the Quarter Ended			
	3/31/2021	6/30/2021	9/30/2021	12/31/2021
Total revenues	$ 1,511	$ 1,612	$ 1,535	$ 1,476
Operating income (loss)	$ 35	$ (178)	$ 73	$ 165
Net income (loss)	$ 26	$ (328)	$ 17	$ (41)
Net (loss) income attributable to Sinclair Broadcast Group	$ (12)	$ (332)	$ 19	$ (89)
Basic (loss) earnings per common share	$ (0.16)	$ (4.41)	$ 0.25	$ (1.18)
Diluted (loss) earnings per common share	$ (0.16)	$ (4.41)	$ 0.25	$ (1.18)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sinclair Broadcast Group, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Sinclair Broadcast Group, Inc. and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of operations, comprehensive income, equity (deficit) and redeemable noncontrolling interests and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under *Controls and Procedures*. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – Broadcast Segment Advertising Revenue

As discussed in Note 1 to the consolidated financial statements, the Company recorded advertising revenue of $1,399 million relating to the broadcast segment for the year ended December 31, 2022. Advertising revenue is derived primarily from the sale of broadcast advertising spots/impressions. Advertising revenue is recognized in the period in which the advertising spots/impressions are delivered.

The principal consideration for our determination that performing procedures relating to broadcast segment advertising revenue is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to revenue recognition for advertising revenue, including controls over the recording of advertising revenue in the period in which the advertising spots/impressions are delivered. These procedures also included, among others, evaluating revenue recognition for a sample of broadcast advertising transactions by obtaining taped recordings denoting the as aired advertisements and comparing those ads to the invoices generated for selected transactions and cash received against revenue transactions recorded in the consolidated financial statements.

Pricewaterhouse Coopers LLP

Baltimore, Maryland
March 1, 2023

We have served as the Company's auditor since 2009

Board of Directors

David D. Smith
Chairman of the Board,
Executive Chairman
Sinclair Broadcast Group, Inc.

Frederick G. Smith
Vice President
Sinclair Broadcast Group, Inc.

J. Duncan Smith
Secretary,
Vice President
Sinclair Broadcast Group, Inc.

Robert E. Smith
Founder
Stages Music Arts

Laurie R. Beyer
Executive Vice President, Chief Financial
Officer
GBMC Healthcare, Inc.

Benjamin S. Carson, Sr.
Chairman & Founder, American
Cornerstone Institute
17th Secretary of the United States
Department of Housing and Urban
Development
Emeritus Professor of Neurosurgery,
Johns Hopkins Medicine

Howard E. Friedman
Founding Partner
Lanx Management, LLC

Daniel C. Keith
President and Founder
Cavanaugh Group, Inc.

Benson E. Legg
Retired Chief Judge
United States District Court for the
District of Maryland

Corporate Officers

David D. Smith
Executive Chairman

Christopher S. Ripley
President & Chief Executive Officer

Robert D. Weisbord
Chief Operating Officer and President,
Broadcast

Lucy A. Rutishauser
Executive Vice President, Chief Financial
Officer

David B. Gibber
Senior Vice President, General Counsel

Common Stock

The Company's Class A Common Stock
trades on the Nasdaq Global Select
Market tier of the Nasdaq^{SM} Stock Market
under the symbol SBGI.

Independent Registered Public Accounting Firm

PricewaterhouseCoopers, LLP
100 East Pratt Street, Suite 2600
Baltimore, MD 21202-1096

Annual Meeting

The Annual Meeting of stockholders will
be held at Sinclair Broadcast Group's
corporate offices,
10706 Beaver Dam Road
Hunt Valley, MD 21030
Thursday, May 18, 2023 at 10:00am.

Transfer Agent & Registrar

Questions regarding stock certificates,
change of address, or other stock
transfer account matters may be
directed to:
American Stock Transfer & Trust
Company, LLC
Operations Center
6201 15th Ave.
Brooklyn, NY 11219
Toll Free: 1-800-937-5449
Email: help@astfinancial.com
Website: www.astfinancial.com

Form 10-K Annual Report

A copy of the Company's 2022 Form 10-K,
as filed with the Securities and Exchange
Commission, is available, at no charge, on
the Company's website www.sbgi.net or
upon written request to:
Investor Relations
Sinclair Broadcast Group, Inc.
10706 Beaver Dam Road
Hunt Valley, MD 21030
410-568-1500

SINCLAIR